MTR GAMING GROUP, INC.



2008 ANNUAL REPORT




ROULETTE

MTR GAMING GROUP, INC.

COMPANY PROFILE

MTR Gaming Group, Inc., through subsidiaries, owns and operates Mountaineer Casino, Racetrack & Resort in Chester, West Virginia; Presque Isle Downs & Casino in Erie, Pennsylvania; and Scioto Downs in Columbus, Ohio.

MISSION

MTR's mission is to focus on our core competencies as a regional gaming operator and leader in the racing industry—to leverage that experience to enhance shareholder value and to be an outstanding corporate citizen in the communities in which we operate.



DEAR SHAREHOLDERS:

2008 was a year of transition for MTR—a change in leadership and a change in direction.

Jeffrey P. Jacobs was elected Chairman of the Board of Directors, we added three new Board members with significant and relevant business and professional experience, and I assumed the role of President and Chief Executive Officer on November 1, 2008.

We sold our Nevada properties and disposed of other non-core assets. Through a combination of the proceeds from those sales and cash flow from operations, we reduced our indebtedness by $55 million during 2008.

Our focus has been on transforming MTR's strategic and operating plan from development and expansion to operating excellence. Since the end of 2008 and continuing into 2009, we have significantly reduced our corporate overhead and improved the operating margins at our Mountaineer Casino and Presque Isle Downs properties.

MTR is well positioned to meet the challenges of 2009.

MOUNTAINEER CASINO, RACETRACK & RESORT: FOCUSING ON MARKETING AND OPERATIONAL EFFICIENCIES

2008 marked the first full year of operations for poker and table gaming, and we are pleased with the revenues we achieved. Now that Mountaineer's expansion and development is behind us, our focus in 2009 will be on marketing to our loyal customers while focusing on new patrons and improving our operations.

We have shifted our marketing strategies to reward for customer loyalty and we are focused on our market share. Additionally, we will pursue the benefits provided by positive legislation passed in West Virginia which allows Mountaineer to offer non-taxable promotional credits to our slot players (commonly referred to by our customers as *"free play"*), and grants us the ability to extend credit to our players, both of which will help us maintain a strong competitive position.

During 2009, we are re-directing our capital resources to update our slot product—the goal of which is to deliver the product that our patrons demand; and we will continue to expand our table gaming operations, supported in part by the ability to extend credit to qualified patrons. We will move ahead with our new marketing initiatives and protect our market share with the utilization of promotional credits to our slot customers. With respect to Mountaineer's racing operations, I am pleased to announce that the 2009 West Virginia Derby at Mountaineer was recently upgraded to Grade II status by the Thoroughbred Owners and Breeders Association.

The execution of our 2009 strategic and operating plan is quickly producing positive results in the form of improved operating results. Throughout the remainder of 2009, we will continue to focus on operational efficiencies to improve our margins while providing guest service excellence.

PRESQUE ISLE DOWNS: EXCEEDING EXPECTATIONS

Since the opening of Presque Isle Downs in February 2007, we continue to ramp up our operations and refine our marketing strategies. Throughout 2008 we were focused on improving our operating margins and revenue growth. As such, our slot revenues exceeded our expectations during 2008.

We also expect that racing operations at Presque Isle Downs will positively impact the property's 2009 operating results. The Masters Stakes race was upgraded to Grade III status for 2009 by the Thoroughbred Owners and Breeders Association. Also, the track will now simulcast its live racing signal to advance deposit wagering sites, which potentially could increase off-track betting revenue significantly. Furthermore, the racetrack's Tapeta™ synthetic surface limited equine fatalities to only four during 2008's six months of training and racing, the lowest in Europe and North America, potentially making Presque Isle Downs the safest track surface there is.

NON-STRATEGIC PROPERTIES

During 2008, we sold our two properties located in Las Vegas, Nevada: Binion's Gambling Hall & Hotel and the Ramada Inn and Speedway Casino. The sales of these properties generated proceeds of approximately $41.1 million. Also during 2008, we ceased the racing and simulcast operations at Jackson Harness Raceway located in Jackson, Michigan, and surrendered our racing license to the Michigan Racing Commission. Finally, in May 2009 we relinquished our 50% interest in North Metro Harness Initiative, LLC, which operates Running Aces Harness Park in Anoka County, Minnesota.

The disposition of these non-strategic assets allows MTR to focus on utilizing its funds to enhance the customer experience at its core properties as we continue to focus on disposing of our other excess land holdings.

GROWTH OPPORTUNITIES

During 2009, we will focus on internal growth opportunities and lobby for regulatory relief at our three existing properties. At Mountaineer we will utilize the recently passed legislation in West Virginia to offer promotional credits to our slot players to drive revenue growth and market share while continuing to focus on our marketing programs. At Scioto Downs we will pursue gaming legislation for racetracks in Ohio that will enhance shareholder value and reflect our continued commitment to racing. At Presque Isle Downs we will continue to refine our marketing strategies to increase operating margins.

2008 CORPORATE FINANCIAL RESULTS

For the year ended December 31, 2008, net revenues from continuing operations increased to $470.9 million, up 13% from $415.8 million in the same period of 2007. MTR reported a loss from continuing operations of $15.3 million or $0.56 per diluted share, compared to a loss from continuing operations of $5.9 million or $0.21 per diluted share in 2007. MTR achieved EBITDA* from continuing operations of $71.0 million (after severance costs of $0.9 million), compared to $54.7 million in 2007. The increase in revenues was primarily attributable to the addition of table gaming at Mountaineer and increased slot revenues resulting from a full year of operations at Presque Isle Downs. The increase in EBITDA from continuing operations is directly attributable to increased revenues in 2008 and the absence of $2.6 million in project opening expenses related to the commencement of table gaming operations at Mountaineer and $3.0 million from the opening of Presque Isle Downs in 2007.

The 2008 net loss was $17.7 million or $0.65 per diluted share, which included on a pre-tax basis a $3.8 million loss on debt modification, a $3.9 million loss from discontinued operations, a $3.0 million loss on the disposal of assets and an $8.8 million impairment loss on our 50% joint venture investment in Running Aces Harness Park, which was in addition to a $3.5 million equity loss from the operations of Running Aces. In 2007, the net loss was $11.4 million or $0.41 per diluted share, which included a pre-tax loss from discontinued operations of $5.5 million.

CONCLUSION

2008 was an important transitional year for MTR Gaming as we exited our non-strategic markets and executed our strategic and operating plan to improve operational efficiencies and implement cost containment programs.

In 2009, we will continue to work on debt refinancing, lobby for regulatory relief and pursue gaming legislation for slot gaming at Scioto Downs in Ohio. Our focus will be on continuing to develop a dynamic marketing group to grow revenues in the face of new competition and leverage new legislation in West Virginia.

I wish to express my gratitude to all of MTR's stakeholders who expressed support during this transitional period.

We look forward to keeping you apprised of our progress as we continue to execute our new strategy.

Sincerely,

Robert F. Griffin
President and Chief Executive Officer

**See pages 29 through 31 of our Form 10-K included in this Annual Report for a reconciliation of net income (loss), which is a GAAP financial measure, to EBITDA, which is a non-GAAP financial measure.*









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
COMMISSION FILE NO. 000-20508

MTR GAMING GROUP, INC.
(exact name of registrant as specified in its charter)

DELAWARE	**84-1103135**
(State of Incorporation)	(IRS Employer Identification No.)

STATE ROUTE 2, SOUTH, P.O. BOX 356, CHESTER, WEST VIRGINIA 26034
(Address of principal executive offices)

(304) 387-8000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: **NONE**

Securities registered pursuant to Section 12(g) of the Act:

Title of each Class:	Name of each exchange on which registered:
Common Stock $.00001 par value	NASDAQ Stock Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§299.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2008, the aggregate market value of our common stock held by non-affiliates of the Company (based on the number of shares issued and outstanding and the NASDAQ Official Close Price on that date) was $114,535,000.

The number of shares outstanding of our Common Stock at March 13, 2009 was 27,475,260 shares.

Documents Incorporated by Reference

Portions of the Registrant's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A in connection with the Registrant's 2009 Annual Meeting of Stockholders (the "Proxy Statement") or portions of the Registrant's Form 10-K/A, to be filed subsequent to the date hereof, are incorporated by reference into Part III of this report. Such Proxy Statement or Form 10-K/A will be filed with the Commission not later than 120 days after the conclusion of the Registrant's fiscal year ended December 31, 2008.

TABLE OF CONTENTS

PART I

PART II

(This page intentionally left blank.)

PART I

ITEM 1. BUSINESS.

Cautionary Statement Regarding Forward-Looking Information

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding our strategies, objectives and plans for future development or acquisitions of properties or operations, as well as expectations, future operating results and other information that is not historical information. When used in this document, the terms or phrases such as "anticipates," "believes," "projects," "plans," "intends," "estimates," "expects," "could," "would," "will likely continue," and variations of such words or similar expressions are intended to identify forward-looking statements. Although our expectations, beliefs and projections are expressed in good faith and with what we believe is a reasonable basis, there can be no assurance that these expectations, beliefs and projections will be realized.

There are a number of risks and uncertainties that could cause our actual results to differ materially from those expressed in the forward-looking statements which are included elsewhere in this report. Such risks, uncertainties and other important factors include, but are not limited to:

(i) changes in, or failure to comply with, laws, regulations, the conditions of our West Virginia and Pennsylvania gaming licenses (or the failure to obtain renewals thereof), accounting standards or environmental laws (including adverse changes in regulation by various state gaming or racing authorities and the rates of taxation on gaming revenues) and delays in regulatory licensing processes;

(ii) competitive and general economic conditions in our markets, including when the slot parlor licensed for downtown Pittsburgh, Pennsylvania completes construction and successfully opens, and whether the harness horseracing track recently licensed in Lawrence County, Pennsylvania obtains a slot machine license, is constructed and successfully opens, the impact of the planned April 2009 opening of the permanent facility and increase in the number of games at The Meadows Racetrack & Casino in Washington, Pennsylvania, and the legalization of new forms of gaming in states within our target markets;

(iii) the success and growth of table gaming at Mountaineer to distinguish Mountaineer from slots-only competitors and increase revenue and profitability of Mountaineer's hotel, food and beverage, and other amenities;

(iv) construction factors relating to maintenance and expansion of operations, including litigation, delays, zoning issues, environmental restrictions, site conditions, weather or other hazards;

(v) volatility and disruption of the capital and credit markets and adverse changes in the global and U.S. economies, which may negatively impact our revenues and ability to access financing;

(vi) dependence on Mountaineer and Presque Isle Downs for the majority of our revenues and cash flows;

(vii) dependence upon key personnel and the ability to attract new personnel;

(viii) weather or road conditions limiting access to our properties;

(ix) the ability to refinance existing debt, or obtaining additional financing, if and when needed, and the impact of leverage and debt service requirements; and

(x) the delisting of our common stock from the NASDAQ Global Select Market that may occur if the closing bid price falls below $1.00 per share for 30 consecutive days.

We do not intend to update publicly any forward-looking statements, except as may be required by law.

Overview

MTR Gaming Group, Inc. (the "Company" or "we"), through our wholly-owned subsidiaries, owns and operates The Mountaineer Casino, Racetrack & Resort in Chester, West Virginia; Presque Isle Downs & Casino in Erie, Pennsylvania; and Scioto Downs in Columbus, Ohio. We consider these three properties, which are located in contiguous states, to be our core assets. We also own a 50% interest in North Metro Harness Initiative, LLC, which operates Running Aces Harness Park in Anoka County, Minnesota, and a 90% interest in Jackson Trotting Association, LLC.

During 2008 we sold our two properties located in Las Vegas, Nevada, Binion's Gambling Hall & Hotel and Ramada Inn and Speedway Casino, which we owned and operated through wholly-owned subsidiaries. Also during 2008, we ceased the operations of racing and simulcast wagering at Jackson Harness Raceway that operated on land leased in Jackson, Michigan, for which a wholly-owned subsidiary held a 90% interest. Through a combination of the proceeds from the sales of our Nevada properties, proceeds from the sale of certain other assets and cash flow from operations, during 2008 we reduced our indebtedness by approximately $54 million.

With the sale of our Nevada properties, closure of our unprofitable Michigan racetrack, the completion of our major construction projects, the full implementation of table gaming at our Mountaineer facility, and the hiring of a new Chief Executive Officer, we refocused our efforts from development to operations with the goal of improving our operating margins at our core properties and reducing our debt.

We were incorporated in March 1988 in Delaware under the name "Secamur Corporation," a wholly-owned subsidiary of Buffalo Equities, Inc. In 1996, we were renamed MTR Gaming Group, Inc and since 1998, we have operated only in the racing, gaming and entertainment businesses.

Properties

The Mountaineer Casino, Racetrack & Resort

Mountaineer is one of only four racetracks in West Virginia permitted to operate slot machines and one of only three racetracks in West Virginia currently permitted to operate traditional casino table gaming. Mountaineer is located on the Ohio River at the northern tip of West Virginia's northwestern panhandle, approximately thirty miles from the Pittsburgh International Airport and an hour's drive from downtown Pittsburgh. Since acquiring Mountaineer in 1992, we continue to focus on expanding the reach of our extensive customer base and improving our operating results. As a result, Mountaineer has become a diverse gaming, entertainment and convention complex with:

- 122,000 square feet of gaming space housing 3,184 slot machines, 40 poker tables, which we began operating in October 2007, and 55 casino table games (including blackjack, craps, roulette and other games), which we began operating in late December 2007;
- 357 hotel rooms, including the 256-room, 219,000 square foot Grande Hotel at Mountaineer, which offers 29 suites, a full-service spa and salon, a gourmet coffee shop, a 104-seat upscale steakhouse and various casual food and beverage outlets, a retail plaza and an indoor and outdoor swimming pool;
- 13,500 square feet of convention space, which can accommodate seated meals for groups of up to 575, as well as smaller meetings in more intimate break-out rooms that can accommodate 75 people and entertainment events for approximately 1,300 guests;

- live thoroughbred horse racing on a one-mile dirt surface or a ⅞ mile grass surface with expansive clubhouse, restaurant, bars and concessions, as well as grandstand viewing areas with enclosed seating for 770 patrons and 2,800 patrons, respectively;
- on-site parimutuel wagering and thoroughbred, harness and greyhound racing simulcast from other prominent tracks, as well as wagering on Mountaineer's races at over 1,000 sites to which the races are simulcast;
- Woodview, an eighteen-hole par 71 golf course measuring approximately 6,550 yards located approximately seven miles from Mountaineer;
- a 69,000 square foot theater and events center, known as the "Harv", that seats approximately 5,000 patrons for concerts and other entertainment offerings;
- a 12,000 square foot fitness center which has a full complement of weight training and cardiovascular equipment, as well as a health bar, locker rooms with steam and sauna facilities, and outdoor tennis courts; and
- surface parking for approximately 5,400 cars.

Mountaineer's revenues and profits are driven primarily by its gaming operations and to a lesser extent its lodging, food and beverage operations, parimutuel wagering, convention center, events center, and recreational facilities fees.

Presque Isle Downs & Casino

Presque Isle Downs & Casino opened on February 28, 2007 in Erie, Pennsylvania, is our first "green field" project and represents the culmination of planning, land acquisition, licensing, construction, financing and lobbying that began in the spring of 2001. The 140,000 square foot clubhouse consists of:

- gaming space housing 2,000 ticket-in, ticket-out slot machines, including automated table gaming devices;
- several dining options, including an up to 250-seat buffet, a 60-seat upscale steakhouse, a clubhouse restaurant and several bars, as well as entertainment; and
- surface parking for approximately 3,225 cars.

On September 1, 2007, Presque Isle Downs commenced live thoroughbred racing on a one-mile track with a state-of-the-art synthetic racing surface, grandstand, barns, paddock and related facilities, as well as on-site parimutuel wagering and thoroughbred and harness racing simulcast from other prominent tracks, as well as wagering on Presque Isle Downs' races at over 300 sites to which the races are simulcast. We expect to hold live racing at least 100 days per year, primarily between May and September. Racing fans will have approximately 1,000 seats located both indoors and out.

Scioto Downs

In July 2003, we acquired 100% of the stock of Scioto Downs, Inc., which owns and operates a harness horse racetrack in Columbus, Ohio. The property includes: the racetrack, which conducts live harness racing from May through mid-September and simulcasting from May through mid-October; a grandstand that will accommodate 10,000 patrons; an enclosed clubhouse that will accommodate 1,500 patrons; approximately 6,000 parking spaces; and barns, paddock and related facilities for the horses, drivers, and trainers.

Running Aces Harness Park

In June 2004, our wholly-owned subsidiary, MTR-Harness, Inc., acquired a 50% interest in the North Metro Harness Initiative, LLC, then a wholly-owned subsidiary of Southwest Casino Corporation. In early 2008, North Metro completed construction of a harness racetrack and card room on a 178.4-acre site approximately 30 miles northeast of Minneapolis, Minnesota. Running Aces Harness Park commenced live racing and simulcast operations (import and export) with parimutuel wagering on April 11, 2008, and opened a 50-table card room offering "non-banked" games (those in which the players play only against each other instead of against the house) on June 30, 2008.

On October 19, 2008, Southwest Casino Corporation sold its 50% membership interest in North Metro to Black Diamond Commercial Finance, LLC (North Metro's lender), for (i) $1.00; (ii) relief from a $1 million guarantee by Southwest of North Metro's obligations; (iii) a right to repurchase the membership interest; and (iv) certain other considerations. Although we have been in discussions with Black Diamond, we have not entered into similar agreements and continue to own our 50% membership interest in North Metro. Black Diamond has requested that we make additional investments in North Metro; however under the terms of our Fifth Amended and Restated Credit Agreement, as amended, we do not have the ability to provide further financial support to North Metro. Since acquiring 50% of the venture, Black Diamond has hired a management company to run the day-to-day operations, and on March 2, 2009, removed the board seat held by MTR-Harness, Inc, from North Metro's board of directors. Our interest in North Metro is pledged to Black Diamond as collateral for the construction loan.

On October 31, 2008, the Black Diamond credit agreement was amended to provide for additional loans to North Metro of up to $1,250,000 (with the making of such additional loans being subject to Black Diamond's sole and absolute discretion). Concurrently, Black Diamond lent North Metro an additional $650,000, of which $430,313 was applied to pay Black Diamond interest in arrears and of which $219,687 was lent to North Metro for additional working capital. On November 3, 2008, Black Diamond and MTR-Harness entered into a Forbearance Agreement pursuant to which Black Diamond agreed not to enforce, until November 25, 2008, its rights under the Black Diamond credit agreement arising from the failure of North Metro to satisfy certain financial covenants, including the satisfaction of a minimum EBITDA threshold, a maximum leverage threshold, and a minimum cash requirement. On November 24, 2008, Black Diamond and MTR-Harness entered into an additional Forbearance Agreement pursuant to which Black Diamond agreed not to enforce, prior to January 19, 2009, its rights under the Black Diamond credit agreement arising from the failure of North Metro to satisfy certain financial covenants, including the satisfaction of a minimum EBITDA threshold, a maximum leverage threshold, and a minimum cash requirement. While Black Diamond has reserved all rights under the credit agreement, it has not taken any action with respect to MTR-Harness or the Company (other than the removal of MTR-Harness' board seat from North Metro's board of directors).

Jackson Harness Raceway

On December 6, 2005, our wholly-owned subsidiary, Jackson Racing, Inc., acquired a 90% interest in Jackson Trotting Association, LLC, which operated Jackson Harness Raceway in Jackson, Michigan, and offered harness racing from late-April to mid-July, parimutuel wagering and casual dining.

Based upon projected operating losses, our inability to provide further funding to Jackson Trotting and an assessment of the potential for legislation permitting gaming operations at the racetracks in Michigan, Jackson Trotting ceased the operations of racing and simulcast wagering at Jackson Harness Raceway on December 4, 2008, and surrendered the racing license to the Michigan Racing Commission. Accordingly, live and simulcast racing will not be scheduled in 2009.

Ramada Inn and Speedway Casino

On June 3, 2008, our wholly-owned subsidiary, Speakeasy Gaming of Las Vegas, Inc., sold the gaming assets of the Ramada Inn and Speedway Casino, located in North Las Vegas, Nevada, to Lucky Lucy D, LLC in accordance with the terms of an Asset Purchase and Sale Agreement dated January 11, 2008. Pursuant to the terms of the agreement, Lucky Lucy paid $2.0 million in cash for the gaming assets and is obligated to pay an additional amount of up to $4.775 million subject to an earn-out provision based on the property's gross revenues over the four-year period that commenced January 11, 2008. Any proceeds that are received will be recorded as the amounts are realized. This sale was the second part of the transaction, the first part of which involved the sale of Speedway's real property to Ganaste LLC on January 11, 2008. A shareholder of Ganaste LLC is the sole owner of Lucky Lucy. Ganaste paid $11.4 million in cash for the real property.

Binion's Gambling Hall & Hotel

On March 7, 2008, we sold 100% of the stock of our wholly-owned subsidiaries, Speakeasy Gaming of Fremont, Inc., which owned and operated Binion's Gambling Hall & Hotel located in Las Vegas, Nevada, and Speakeasy Fremont Experience Operating Company in accordance with the terms of a Stock Purchase Agreement dated June 26, 2007 (as subsequently amended), executed between the Company and TLC Casino Enterprises, Inc. The transaction was subject to purchase price adjustments based on changes in the net working capital, certain capital expenditures between execution and closing, and a $3.5 million working capital adjustment which remained with Binion's upon closing. Net cash to the Company at closing was approximately $28.0 million, of which $27.6 million was utilized to reduce amounts outstanding under our credit facility. In January 2009, the post-closing purchase price adjustment was settled with TLC Casino Enterprises, Inc. Accordingly, we paid TLC the total amount due of approximately $1.5 million.

Business Strategy

Our business strategy is to drive revenues and profits from our core racetrack-based gaming properties in West Virginia and Pennsylvania, while limiting the carrying costs or otherwise maximizing our investments in our other properties, thus becoming a diversified, regional racino company. Specifically, we intend to: (i) continue to capitalize on recently legalized table gaming to drive revenue growth and improve operating margins at Mountaineer, as we believe table gaming improves Mountaineer's ability to compete by both distinguishing Mountaineer from slots-only facilities in Pennsylvania and in West Virginia's bars and fraternal organizations and attracting patrons with more disposable income and a greater propensity to utilize Mountaineer's high-end amenities; (ii) grow our patron base at Presque Isle Downs (which commenced operations on February 28, 2007) and cross-market Presque Isle Downs with Mountaineer; (iii) promote the passage of slot machine gaming at Scioto Downs; and (iv) cut corporate overhead expenses and continue to sell non-core assets, such as land holdings in West Virginia and Pennsylvania, for which we may utilize the net proceeds from such sales to reduce our debt.

- *Capitalize on Table Gaming at Mountaineer*

Mountaineer began offering poker in October 2007 and casino table games in late December 2007. We expect table gaming's impact on Mountaineer's operations to be far more broad than the incremental revenue from the table games themselves. We believe that table games has increased Mountaineer's customer base and attracts more affluent patrons, resulting in increased utilization of Mountaineer's luxury hotel, spa, steak house and entertainment offerings. Equally important, with only one other casino offering table gaming within a 225 mile radius of Mountaineer, we believe Mountaineer will enjoy a competitive advantage over limited video lottery machines permitted in West Virginia's local bars and fraternal organizations and Pennsylvania's slots-only casinos.

- *Grow Customer Base at Presque Isle Downs; Cross Marketing with Mountaineer*

During 2008, Presque Isle Downs' management team focused on optimizing head counts, responding to customer preferences regarding types of machines and wagering limits, and eliminating inefficiencies inherent in a start-up operation. We intend to grow the customer base at Presque Isle Downs through customer-based (as opposed to informational) advertising campaigns. In late June 2008, having obtained all necessary regulatory approvals, we implemented a single frequent player's reward program for use at both Presque Isle Downs and Mountaineer. We believe the resulting cross marketing opportunities will benefit both properties.

- *Pursuing Legislation for Additional Forms of Gaming at our Properties*

We have been pursuing and intend to continue to pursue legislation for video lottery or slot machine gaming at racetracks in Ohio. We believe that such legislation will result in improvement of our business prospects and financial condition. Enhanced gaming at our properties will create new jobs and a new source of revenue, increase foot traffic at our properties, and provide a competitive advantage. We are also pursuing regulatory approval of non-taxable promotional play for our slot machines in West Virginia. This program, which allows the casino to offer patrons the ability to play a slot machine without having to wager money (and without the wager being taxable to the casino), is available to players at casinos in neighboring Pennsylvania.

Competition

We face substantial competition in each of the markets in which our facilities are located. See "Item 1A. Risk Factors—Risks Related to Our Business" which is included elsewhere in this report.

Gaming Operations

Specific competitive factors relating to our primary gaming markets include the following:

Mountaineer. In recent years, the number of gaming options available to consumers in our West Virginia area market has increased considerably. While there are three other tracks in West Virginia that offer slot machine gaming, only one, Wheeling Downs, lies within Mountaineer's primary market (a 150-mile radius), located approximately 50 miles to the south in Wheeling, West Virginia. That competitor currently operates approximately 1,900 slot machines, 20 poker tables, and 43 casino table games. Additionally, West Virginia permits limited video lottery machines ("LVL's") in local bars and fraternal organizations. The law authorizes up to 9,000 slot machines in adults-only facilities throughout West Virginia. No more than five slot machines are allowed in each establishment licensed to sell alcoholic beverages; and no more than ten slot machines are allowed in each licensed fraternal organization. As of March 1, 2009, there were a total of approximately 1,400 LVL's in bars and fraternal organizations in Hancock County (where Mountaineer is located) and the two neighboring counties (Brook and Ohio Counties). Although the bars and fraternal organizations housing these machines lack poker and table gaming, as well as the amenities and ambiance of our resort, they do compete with us, particularly for the local patronage. During 2008, with respect to West Virginia casinos and LVL's within our target market, Mountaineer's market share was 47%, compared to 36% for Wheeling Downs and 17% for the LVLs. Including slot casinos in Western Pennsylvania, Mountaineer's and Presque Isle Downs' market shares were 25% and 20%, respectively, compared to 19% for Wheeling Downs, 9% for the LVLs, and 27% for The Meadows Racetrack & Casino.

Pennsylvania's slot machine law contemplates the installation of slot machines at up to fourteen locations: (i) seven racetracks (including Presque Isle Downs) each with up to 3,000 slots initially and with the ability to apply to the Pennsylvania Gaming Control Board for up to 5,000 slots (five of which, in addition to Presque Isle Downs, have opened); (ii) five stand-alone slot parlors with up to 5,000 slots (one of which has opened); and (iii) two resort locations with up to 500 slots each. In June 2007, The

Meadows Racetrack & Casino, a harness racetrack approximately 40 miles southeast of Mountaineer, opened its temporary slots casino with 1,825 slot machines, and is expected to open its permanent casino with over 3,000 slot machines and various food and beverage outlets in April 2009. In December 2006, the Pennsylvania Gaming Control Board approved a license for a stand-alone slot parlor to be located in downtown Pittsburgh, approximately a one-hour drive from Mountaineer and a two-hour drive from Presque Isle Downs. The owners of the planned Pittsburgh facility announced that they intend to open Rivers Casino with 3,000 slot machines and five food and beverage outlets in August 2009. Additionally, in September 2007, the Pennsylvania Harness Horse Racing Commission granted a license to build Valley View Downs in Lawrence County, Pennsylvania, approximately 45 miles from Mountaineer and 90 miles from Presque Isle Downs; and in November 2007, Valley View applied to the Pennsylvania Gaming Control Board for the final Category 1 racetrack slot machine license. The Gaming Control Board has taken no action on the application, and in September 2008, the owners of the project announced that they have no financing for the project and intended to sell the opportunity. When the downtown Pittsburgh facility successfully opens, Mountaineer will compete with it for slot patrons. Likewise, if Valley View Downs obtains a slot license and successfully opens a slot facility, it too would represent new competition for Mountaineer.

Presque Isle Downs. Presque Isle Downs competes principally with the Seneca Allegany Casino & Hotel in Salamanca, New York, approximately seventy-five miles away. That facility has approximately 2,300 slot machines, 40 table games, and a 212-room hotel with resort amenities and has announced plans to expand its hotel; however such plans have been temporarily suspended. Presque Isle Downs will also face competition from the Rivers Casino in downtown Pittsburgh when it opens as well as from slots at Valley View Downs in Lawrence County, Pennsylvania if that project receives a slot machine license, is successfully constructed, and opens.

All of our gaming operations also compete to a lesser extent with operations in other locations, including Native American lands, and with other forms of legalized gaming in the United States, including state-sponsored lotteries, on- and off- track wagering, high-stakes bingo, card parlors, and the emergence of Internet gaming. In addition, casinos in Canada have likewise recently begun advertising in our target markets.

Racing and Parimutuel Operations

Mountaineer. Mountaineer's racing and parimutuel operations compete directly for wagering dollars with Wheeling Downs, which is located approximately 50 miles from Mountaineer; Thistledown and Northfield Park, which are located approximately 85 miles to the northwest of Mountaineer in Cleveland, Ohio; and The Meadows, located approximately 40 miles southeast of Mountaineer in Washington, Pennsylvania. Wheeling Downs conducts parimutuel greyhound racing and casino gaming. Thistledown and Northfield Park conduct parimutuel horse racing but not video lottery or slot gaming. The Meadows conducts live harness racing, simulcasting and slot gaming. Mountaineer would also compete for parimutuel wagering patrons with Valley View Downs in Lawrence County, Pennsylvania, approximately 45 miles from Mountaineer, if it is constructed and opened. Since commencing export simulcasting in August 2000, Mountaineer competes with racetracks across the country to have its signal carried by off-track wagering parlors. Mountaineer also competes for wagering dollars with off-track wagering facilities in Ohio and Pennsylvania, and competes with other racetracks for participation by quality racehorses.

Presque Isle Downs. Presque Isle Downs faces competition from other racetracks in Pennsylvania and off-track wagering facilities in Pennsylvania and West Virginia, as well as from casinos in Western New York. Presque Isle Downs will also compete with Valley View Downs if it is constructed and opens.

Scioto Downs. Scioto Downs competes directly with other racetracks in Ohio, including River Downs Horse Racing in Cincinnati, Ohio; and to a lesser extent, casino gambling in Indiana and in Michigan. Further, Scioto Downs faces competition from off-track wagering facilities in Ohio, Pennsylvania and West Virginia.

Employees

As of March 1, 2009, we had approximately 2,900 employees in total.

Mountaineer. Mountaineer has approximately 1,825 employees. Approximately 55 of Mountaineer's employees are represented by a union covering our parimutuel clerks and certain employees providing off-track betting services. We have an agreement in place with the parimutuel clerks until November 30, 2009. In addition, approximately 110 employees are represented by a union covering our VLT gaming employees pursuant to a collective bargaining agreement that expires March 1, 2011.

Presque Isle Downs. Presque Isle Downs employs approximately 630 people, which increases by approximately 245 during racing.

Scioto Downs. There are approximately 15 employees at Scioto Downs, which increases by approximately 210 during racing which is conducted from May through September.

Regulation and Licensing

General

All of our gaming and racing operations are subject to extensive regulation under the laws and regulations of each of the jurisdictions in which we operate and could be subjected at any time to additional or more restrictive regulations. Gaming laws are generally designed to protect gaming consumers and the integrity of the gaming industry and to keep the industry free of inappropriate or criminal influences. Gaming laws are also designed to maximize state and local revenues derived through taxes and licensing fees imposed on gaming industry participants as well as to enhance economic development, tourism, and participation of minorities in employment, contracting, and ownership. To accomplish these public policy goals, gaming laws establish procedures to ensure that participants in the gaming industry meet certain standards of character and fitness. In addition, gaming laws require gaming industry participants to:

- establish procedures designed to prevent cheating and fraudulent practices;
- establish and maintain responsible accounting practices and procedures;
- establish practices to promote diversity in hiring, contracting and ownership;
- maintain effective controls over their financial practices, including establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;
- maintain systems for reliable record keeping;
- file periodic reports with gaming regulators; and
- establish programs to promote responsible gaming and inform patrons of the availability of help for problem gaming.

Typically, these requirements are set forth by statute and administered by a regulatory agency (either a lottery commission, gaming commission or gaming control board) with broad discretion to regulate owners, managers, and persons with financial interests in gaming operations. Among other things, gaming authorities in the various jurisdictions in which we operate:

- adopt rules and regulations under the implementing statutes;
- interpret and enforce gaming laws;
- impose disciplinary sanctions for violations, including fines and penalties;
- review the character and fitness of participants in gaming operations and make determinations regarding their suitability or qualification for licensure;
- grant licenses for participation in gaming operations;
- collect and review reports and information submitted by participants in gaming operations;
- review and approve transactions, such as acquisitions or change-of-control transactions of gaming industry participants, securities offerings and debt transactions engaged in by such participants; and
- establish and collect fees and taxes.

Any change in the laws or regulations of a gaming jurisdiction could have a material adverse effect on our gaming operations.

Licensing and Suitability

Gaming laws require us, each of our subsidiaries engaged in gaming operations, certain of our directors, officers and employees, and in some cases, certain of our shareholders and holders of our debt securities, to obtain licenses or approvals (or seek waivers) from gaming authorities. Licenses typically require a determination that the applicant qualifies or is suitable to hold the license, a determination over which gaming authorities have very broad discretion. Criteria used in determining whether to grant a license to conduct gaming operations, while varying among jurisdictions, generally include consideration of factors such as:

- the financial stability, integrity and responsibility of the applicant, including whether the operation is adequately capitalized in the state and exhibits the ability to maintain adequate insurance levels;
- the quality of the applicant's casino facilities;
- the amount of revenue to be derived by the applicable state from the operation of the applicant's casino;
- the applicant's practices with respect to minority hiring and training; and
- the effect on competition and general impact on the community.

In evaluating individual applicants, gaming authorities consider the individual's business experience and reputation for good character, the individual's criminal history and credit, and the character of those with whom the individual associates. In addition to us and our subsidiaries engaged in gaming operations, gaming authorities may investigate any individual who has a material relationship to or material involvement with, any of these entities to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Our officers, directors and certain key employees must file applications with the gaming authorities and may be required to be licensed, qualified or be found suitable in many jurisdictions. Gaming authorities may deny an application for licensing for any cause which they deem reasonable. Qualification and suitability determinations require submission of detailed personal and financial information followed by a thorough investigation. The applicant must pay all the costs of the investigation. Changes in licensed positions must be reported to gaming authorities and in addition to their authority to deny an application for licensure, qualification or a finding of suitability, gaming authorities have jurisdiction to disapprove a change in a corporate position. If one or more gaming authorities were to find that an officer, director or key employee fails to qualify or is unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever all relationships with such person. In addition, gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications.

Moreover, in many jurisdictions, certain of our stockholders or holders of our debt securities may be required to undergo a suitability investigation similar to that described above. Many jurisdictions require any person who acquires beneficial ownership of more than a certain percentage of our voting securities, typically 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability. Most gaming authorities, however, allow an "institutional investor" to apply for a waiver. An "institutional investor" is generally defined as an investor acquiring and holding voting securities in the ordinary course of business as an institutional investor, and not for the purpose of causing, directly or indirectly, the election of a majority of the members of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or those of any of our gaming affiliates, or the taking of any other action which gaming authorities find to be inconsistent with holding our voting securities for investment purposes only. Even if a waiver is granted, an institutional investor generally may not take any action inconsistent with its status when the waiver was granted without once again becoming subject to the foregoing reporting and application obligations.

Generally, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised it is required by gaming authorities may be denied a license or found unsuitable, as applicable. Any stockholder found unsuitable or denied a license and who holds, directly or indirectly, any beneficial ownership of our voting securities beyond such period of time as may be prescribed by the applicable gaming authorities may be guilty of a criminal offense. Furthermore, we may be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us or any of our subsidiaries, we: (i) pay that person any dividend or interest upon our voting securities; (ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person; (iii) pay remuneration in any form to that person for services rendered or otherwise; or (iv) fail to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of that person's voting securities for cash at fair market value.

The gaming laws in some of the jurisdictions in which we operate also require that suppliers of certain goods and services to gaming industry participants be licensed and require us to purchase and lease gaming equipment, supplies and services only from licensed suppliers.

Licenses in most of the jurisdictions in which we conduct gaming operations are granted for limited durations and require renewal from time to time. The failure to renew any of our licenses could have a material adverse effect on our gaming operations.

Violations of Gaming Laws

If we or our subsidiaries violate applicable gaming laws, our gaming licenses could be limited, conditioned, suspended or revoked by gaming authorities, and we and any other persons involved could be subject to substantial fines. Furthermore, violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. As a result, violations by us of applicable gaming laws could have a material adverse effect on our gaming operations.

Some gaming jurisdictions prohibit certain types of political activity by a gaming licensee, its officers, directors and key people. A violation of such a prohibition may subject the offender to criminal and/or disciplinary action.

Reporting and Record-Keeping Requirements

We are required periodically to submit detailed financial and operating reports and furnish any other information about us and our subsidiaries which gaming authorities may require. Under federal law, we are required to record and submit detailed reports of currency transactions involving greater than $10,000 at our casinos as well as any suspicious activity that may occur at such facilities. We are required to maintain a current stock ledger which may be examined by gaming authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to gaming authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. Gaming authorities may, and in certain jurisdictions do, require certificates for our securities to bear a legend indicating that the securities are subject to specified gaming laws.

Review and Approval of Transactions

Substantially all material loans, leases, sales of securities and similar financing transactions by us and our subsidiaries must be reported to and in some cases approved by gaming authorities. Changes in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or otherwise are subject to receipt of prior approval of gaming authorities. Entities seeking to acquire control of us or one of our subsidiaries must satisfy gaming authorities with respect to a variety of stringent standards prior to assuming control. Gaming authorities may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction. The Pennsylvania Gaming Control Board may impose a re-licensing fee of up to $50 million in connection with a change in control. To date, however, as a matter of policy, the Pennsylvania Gaming Control Board has set the re-licensing fee in the event of a change of control at $2.5 million.

License Fees and Gaming Taxes

We pay substantial license fees and taxes in many jurisdictions, including some of the counties and cities in which our operations are conducted, in connection with our casino gaming operations, computed in various ways depending on the type of gaming or activity involved. Depending upon the particular fee or tax involved, these fees and taxes are payable with varying frequency. License fees and taxes are based upon such factors as:

- a percentage of the gross gaming revenues received;
- the number of gaming devices and table games operated; and
- in the case of Pennsylvania and West Virginia, certain minimum annual amounts.

In West Virginia, gaming tax rates increase after gross gaming revenues exceed a threshold (in our case, approximately $160 million per year based on the state's June 30 fiscal year). Furthermore, tax rates are subject to change, sometimes with little notice, and such changes could have a material adverse effect on our gaming operations.

In addition to taxes specifically unique to gaming, we are required to pay all other applicable taxes.

Operational Requirements

In most jurisdictions, we are subject to certain requirements and restrictions on the conduct of our gaming operations. In some states, we are required to give preference to local suppliers and include minority and women-owned businesses as well as in general business activity. Similarly, we may be required to give employment preference to minorities, women and in-state residents in certain jurisdictions. Moreover, many jurisdictions require a gaming operation to maintain insurance and post bonds in amounts determined by their gaming authority.

In addition, our ability to conduct certain types of games, introduce new games or move existing games within our facilities may be restricted or subject to regulatory review and approval. Some of our operations are subject to restrictions on the number of gaming positions we may have and the maximum wagers allowed to be placed by our customers.

In Pennsylvania, as the holder of a Category 1 license, Presque Isle Downs will be required to create a fund to be used for the improvement and maintenance of the backside area of the racetrack. Generally, a Category 1 licensee must deposit into the fund $5 million over the initial five-year period of the license and an amount not less than $250,000 or more than $1 million annually for the five years thereafter. However, as a new racetrack, Presque Isle Downs is exempt from the $5 million requirement and will not be required to begin the $250,000 payments until 2017. In September 2008, Pennsylvania implemented restrictions on smoking in casinos. Currently, 50% of Presque Isle Downs' slot machines must be located in non-smoking sections.

Racetracks

In West Virginia and Pennsylvania our ability to conduct gaming operations is conditioned on the maintenance of racing licenses and agreements or certain arrangements with horsemen's or labor groups. See "Item 1A. Risk Factors—Risks Related to Our Business" which is included elsewhere in this report.

Regulations governing our horse racing operations are administered separately from the regulations governing gaming operations, with separate licenses and license fee structures. The racing authorities responsible for regulating our racing operations have broad oversight authority, which may include: annually reviewing and granting racing licenses and racing dates; with respect to Pennsylvania, approving the opening and operation of off track wagering facilities; approving simulcasting activities; licensing all officers, directors, racing officials and certain other employees of a racing licensee; and approving all contracts entered into by a racing licensee affecting racing and pari-mutuel wagering operations.

Environmental Matters

We are subject to various federal, state and local environmental laws and regulations that govern activities that may have adverse environmental effects, such as discharges to air and water, as well as the management and disposal of solid and hazardous wastes. These laws are complex, and subject to change. Under such laws and regulations, we may incur costs to obtain permits and other approvals required for our activities and operations, or to achieve or maintain compliance. For example, we may incur future costs under existing and new regulations pertaining to storm water and wastewater management at our racetracks. In addition, we may face penalties or other liabilities in the event that we fail to comply with these laws and regulations. For instance, water discharges from our racetrack operations at our Mountaineer facility were the subject of past enforcement actions by state regulators. We satisfied the requirements of those past proceedings, and recently obtained an extension of time until not later than January 26, 2011 to achieve compliance with the final requirement of our applicable permit.

We also are subject to laws and regulations that create liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, a current or previous owner or operator of property may be liable for the costs of remediating hazardous substances or petroleum products on its property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. The presence of, or failure to remediate properly, such substances may materially adversely affect the ability to sell or rent such property or to borrow funds using such property as collateral. Additionally, the owner of a site may be subject to claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

In connection with our property acquisitions, we have conducted environmental assessments of substantially all our properties. Based on these assessments, we have identified soil and/or groundwater contamination and other issues (such as the presence of wetlands or asbestos) at certain of our properties that may require further action or involve regulatory oversight. Generally, the contamination issues relate to prior uses of our properties by the prior landowners and operators. For example, in connection with the acquisition of a site in Pennsylvania that was formerly operated as a paper manufacturing plant, we entered into a consent order and agreement with the Pennsylvania Department of Environmental Protection in which we agreed to clean up certain portions of the site. At the time of our purchase, cleanup costs (as a component of overall site development and earthwork costs) were estimated at $3 million. We have since sold the portion of the property that will require further work to a third party who has agreed to undertake the work required under such consent order agreement and to pay any and all such costs. However, in the event that the purchaser fails to honor its obligations, we could incur costs related to this matter in the future. In addition, we are engaged in investigation or remediation efforts at several other of our properties.

We anticipate spending up to approximately $1 million during 2009 and approximately $6 million in the aggregate over the succeeding two fiscal years for capital expenditures related to environmental control facilities associated with our horseracing facilities in West Virginia and Ohio.

Compliance with Other Laws

We are also subject to a variety of other rules and regulations, including zoning, construction and land use laws and regulations, and laws governing the serving of alcoholic beverages in all of the states in which we operate. Mountaineer, Presque Isle Downs, Scioto, the Speedway property and Jackson Harness derive other revenues from the sale of alcoholic beverages. Any interruption or termination of the ability to serve alcoholic beverages at those properties would have a material adverse effect on our business, financial condition and results of operations.

Available Information

For more information about us, visit our website at *www.mtrgaming.com.* Our electronic filings with the Securities and Exchange Commission (including all annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to these reports), including the exhibits, are available free of charge through our website as soon as reasonably practicable after we electronically file them with or furnish them to the Securities and Exchange Commission. Additionally, the West Virginia Lottery Commission and the Pennsylvania Gaming Control Board maintain websites through which they periodically (generally weekly) report our revenue from gaming operations and other information. We have no control over the information posted to these websites and cannot assure the accuracy of such information.

ITEM 1A. RISK FACTORS.

Risks Related to Current Economic Conditions

The volatility and disruption of the capital and credit markets and adverse changes in the U.S. and global economies may negatively impact our revenues and our ability to access financing.

During the past eighteen months, a confluence of many factors has contributed to diminish expectations for the U.S. economy and increase market volatility for publicly traded securities, including the common shares of publicly owned companies. These factors include the availability and cost of credit, declining business and consumer confidence and increased unemployment. These conditions have combined to create an unprecedented level of market volatility, which we believe has influenced the price of our shares. These economic conditions have also affected lenders who provide capital that we use to support elements of our business strategy.

While we intend to finance capital projects with cash on hand, cash flow from operations and proceeds from the sale of non-core assets, we may require additional financing to support our growth. Borrowings under our credit facility will be limited by the mandatory scheduled commitment reductions. Moreover, we will need to refinance our $130 million 9.75% senior unsecured notes and our credit facility. However, due to the existing uncertainty in the capital and credit markets, we may not have access to sufficient capital on terms acceptable to us (and in the case of the refinance of the senior unsecured notes, acceptable to our senior secured lenders) or at all. See *"Risks Related to Our Capital Structure"* and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—*Liquidity and Sources of Capital*" which is included elsewhere in this report. Further, if adverse regional and national economic conditions persist or worsen, we could experience material decreases in revenues from our operations attributable to decreases in consumer spending levels and could fail to satisfy covenants imposed by our existing debt agreements.

Risks Related to Our Business

We depend on Mountaineer and Presque Isle Downs for the majority of our revenues, and, therefore, any risks faced by those operations could have a material impact on our results of operations.

We currently remain dependent upon Mountaineer and Presque Isle Downs for the majority of our revenues and cash flows. While slot operations at Presque Isle Downs (which commenced on February 28, 2007) have helped diversify our revenue sources, we nevertheless may be subject to greater risks than a geographically diversified gaming operation, including, but not limited to the following risks faced by our Mountaineer and Presque Isle Downs operations:

- risks related to local and regional economic and competitive conditions, such as a decline in the number of visitors, a downturn in the overall economy in Mountaineer's and Presque Isle Downs' markets, a decrease in gaming activities in those markets or an increase in competition, including, but not limited to, competition from limited video lottery machines in local bars and fraternal organizations in West Virginia and continued competition from existing and future gaming facilities in Pennsylvania;
- changes in local and state governmental laws and regulations (including changes in laws and regulations affecting gaming operations and taxes) applicable to Mountaineer or Presque Isle Downs;
- impeded access to Mountaineer or Presque Isle Downs due to weather, floods, road construction or closures of primary access routes;
- work stoppages at Mountaineer or Presque Isle Downs;
- risks related to acts of terrorism, international conflicts or breaches of security affecting Mountaineer or Presque Isle Downs; and

• natural and other disasters affecting Mountaineer's or Presque Isle Downs' market.

The occurrence of any of these or similar events could have a material adverse effect on our business, financial condition and results of operations.

We face significant competition from other gaming and racing facilities, and increased competition could have a material adverse effect on us.

Gaming Operations. We face substantial competition in each of the markets in which our gaming facilities are located. Some of the competitors have significantly greater name recognition and financial and marketing resources than we do; some are permitted to conduct additional forms of gaming; and some pay substantially lower taxes than we do, which may permit them to spend more for marketing and promotions and thus gain a competitive advantage over us. All of our gaming operations primarily compete with other gaming operations in their geographic areas. New expansion and development activity is occurring in each of the relevant markets. These factors, as well as the legalization of other forms of gaming, such as casino table gaming, in the markets in which our gaming facilities are located, may intensify competitive pressures and could have a material adverse effect on us.

Specifically, in West Virginia we continue to face competition from limited video lottery machines ("LVLs") in local bars and fraternal organizations. The law authorizes up to 9,000 slot machines in adults-only facilities throughout West Virginia. No more than five slot machines are allowed in each establishment licensed to sell alcoholic beverages; and no more than ten slot machines are allowed in each licensed fraternal organization. In addition, Pennsylvania's slot machine law contemplates the installation of slot machines at up to fourteen locations: (i) seven racetracks (including Presque Isle Downs) each with up to 3,000 slots initially and with the ability to apply to the Pennsylvania Gaming Control Board for up to 5,000 slots (five of which, in addition to Presque Isle Downs, have opened); (ii) five stand-alone slot parlors with up to 5,000 slots (one of which has opened); and (iii) two resort locations with up to 500 slots each. In June 2007, The Meadows Racetrack & Casino, a harness racetrack approximately 40 miles southeast of Mountaineer, opened its temporary slots casino with 1,825 slot machines, and is expected to open its permanent casino with over 3,000 slot machines and various food and beverage outlets in April 2009. In December 2006, the Pennsylvania Gaming Control Board approved a license for a stand-alone slot parlor to be located in downtown Pittsburgh, approximately a one-hour drive from Mountaineer and a two-hour drive from Presque Isle Downs. The owners of the planned Pittsburgh facility announced that they intend to open Rivers Casino with 3,000 slot machines and five food and beverage outlets in August 2009. Additionally, in September 2007, the Pennsylvania Harness Horse Racing Commission granted a license to build Valley View Downs in Lawrence County, Pennsylvania, approximately 45 miles from Mountaineer and 90 miles from Presque Isle Downs; and in November 2007, Valley View applied to the Pennsylvania Gaming Control Board for the final Category 1 racetrack slot machine license. The Gaming Control Board has taken no action on the application, and in September 2008, the owners of the project announced that they had no financing for the project and intended to sell the opportunity. When the downtown Pittsburgh facility successfully opens, Mountaineer will compete with it for slot patrons. Likewise, if Valley View Downs obtains a slot license and successfully opens a slot facility, it too would represent new competition for Mountaineer.

Presque Isle Downs competes principally with the Seneca Allegany Casino & Hotel in Salamanca, New York, approximately seventy-five miles away. That facility has approximately 2,300 slot machines, 40 table games, and a 212-room hotel with resort amenities. All of our gaming operations also compete to a lesser extent with operations in other locations, including Native American lands, and with other forms of legalized gaming in the United States, including state-sponsored lotteries, on- and off- track wagering, high-stakes bingo, card parlors, and the emergence of Internet gaming. In addition, casinos in Canada have likewise recently begun advertising in our target markets.

Racing and Parimutuel Operations. Mountaineer's racing and parimutuel operations compete directly for wagering dollars with Wheeling Downs, which is located approximately 50 miles from Mountaineer; Thistledown and Northfield Park, which are located approximately 85 miles to the northwest of Mountaineer in Cleveland, Ohio; and The Meadows, located approximately 40 miles southeast of Mountaineer in Washington, Pennsylvania. Wheeling Downs conducts parimutuel greyhound racing and casino gaming. Thistledown and Northfield Park conduct parimutuel horse racing but not video lottery or slot gaming. The Meadows conducts live harness racing, simulcasting and slot gaming. Mountaineer would also compete for parimutuel wagering patrons with Valley View Downs in Lawrence County, Pennsylvania, approximately 45 miles from Mountaineer, if it is constructed and opened. Since commencing export simulcasting in August 2000, Mountaineer competes with racetracks across the country to have its signal carried by off-track wagering parlors. Mountaineer also competes for wagering dollars with off-track wagering facilities in Ohio and Pennsylvania, and competes with other tracks for participation by quality racehorses.

Presque Isle Downs faces competition from other racetracks in Pennsylvania and off-track wagering facilities in Pennsylvania and West Virginia, as well as from casinos in Western New York. Presque Isle Downs will also compete with Valley View Downs if it is constructed and opens.

Scioto Downs competes directly with other racetracks in Ohio, including River Downs Horse Racing in Cincinnati, Ohio; and to a lesser extent, casino gambling in Indiana and in Michigan. Further, Scioto Downs faces competition from off-track wagering facilities in Ohio, Pennsylvania and West Virginia.

Increased competition may require us to make substantial capital expenditures, subject to the limitations imposed by our credit agreement, to maintain and enhance the competitive positions of our properties, including updating slot machines to reflect changing technology, refurbishing rooms and public service areas periodically, replacing obsolete equipment on an ongoing basis, and making other expenditures to increase the attractiveness and add to the appeal of our properties, including increased marketing and promotions.

In a broader sense, our gaming operations face competition from all manner of leisure and entertainment activities, including shopping, athletic events, television and movies, concerts and travel. Increased competition from other gaming and racing facilities and other leisure and entertainment activities could have a material adverse effect on our business, financial condition and results of operations.

We are subject to extensive regulation by gaming and racing authorities.

Licensing Requirements. We are subject to extensive state and local regulation. State and local authorities require us and our subsidiaries to demonstrate suitability to obtain and maintain various licenses, and require that we have registrations, permits and approvals, to conduct gaming and racing operations, to sell alcoholic beverages and tobacco in our facilities and to operate our food service facilities. These regulatory authorities may, for any reason set forth in applicable legislation or regulation, limit, condition, suspend or revoke a license or registration to conduct gaming or racing operations or prevent us from owning the securities of any of our gaming or racing subsidiaries. In addition, we must periodically apply to renew many of our licenses or registrations. We cannot assure you that we will be able to obtain such renewals. Any failure to maintain or renew our existing licenses, registrations, permits or approvals would have a material adverse effect on us. In addition, to enforce applicable laws and regulations, regulatory authorities may levy substantial fines against or seize the assets of our company, our subsidiaries or the people involved in violating gaming laws or regulations. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Potential Changes in Regulatory Environment. If current laws are modified, or if additional laws or regulations are adopted, it could have a material adverse effect on us. From time to time, legislators and special interest groups have proposed legislation that would restrict or prevent gaming or racing operations in the jurisdictions in which we operate. For example, in February of 2009, the Governor of Pennsylvania expressed a desire to pass legislation permitting slot machines in bars and restaurants in that state. Other laws, such as smoking bans, do not specifically restrict gaming operations but, as a practical matter, make gaming facilities less attractive to gaming patrons and can result in substantially reduced revenues. Restriction on or prohibition of our gaming or racing operations, whether through legislation or litigation, could have a material adverse effect on our business, financial condition and results operations.

Taxation. We pay substantial taxes and fees with respect to our operations. From time to time, federal, state and local legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming and racing industry. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration of such laws. Changes in the tax laws or administration of those laws, if adopted, could have a material adverse effect on our business, financial condition and results of operations.

We depend on agreements with our horsemen and parimutuel clerks to operate our business.

The Federal Interstate Horse Racing Act, the state racing laws in West Virginia, Ohio and Pennsylvania require that, in order to simulcast races, we have written agreements with the horse owners and trainers at those racetracks. In addition, in order to operate slot machines in West Virginia, we are required to enter into written agreements regarding the proceeds of the slot machines (a "proceeds agreement") with a representative of a majority of the horse owners and trainers and with a representative of a majority of the parimutuel clerks. In Pennsylvania, we must have an agreement with the representative of the horse owners. We have the requisite agreements in place with the Mountaineer Horsemen until December 31, 2009. With respect to the Mountaineer parimutuel clerks, we have a labor agreement in force until November 30, 2009, and a proceeds agreement until April 14, 2010. We are required to have a proceeds agreement in effect on July 1 of each year with the horsemen and the parimutuel clerks as a condition to renewal of our video lottery license for such year. If the requisite proceeds agreement is not in place as of July 1 of a particular year, Mountaineer's application for renewal of its video lottery license could be denied, in which case Mountaineer would not be permitted to operate its slot machines. Additionally, the renewal of the video lottery license is a prerequisite to the renewal of the table games license. With respect to the Scioto horsemen, the agreement with the Horsemen's Benevolent & Protective Association is effective until November 29, 2012, and the agreement with the Ohio Harness Horsemen's Association provides for automatic annual renewals. Presque Isle Downs has the requisite agreement in place with the Pennsylvania Horsemen's Benevolent and Protective Association until March 13, 2013, with automatic two-year renewals unless either party provides written notice of termination at least ninety (90) days prior to the scheduled renewal date. With the exception of the Mountaineer and Presque Isle Downs horsemen's agreements and the agreement between Mountaineer and the parimutuel clerks' union described above, each of the agreements referred to in this paragraph may be terminated upon written notice by either party.

If we fail to maintain operative agreements with the horsemen, we will not be permitted to conduct live racing and export and import simulcasting at those racetracks, and, in West Virginia we will not be permitted to operate our slot machines and table games (including if we do not have in place the required proceeds agreement with the Mountaineer parimutuel clerks union) and in Pennsylvania we will not be permitted to operate our slot machines. In addition, our simulcasting agreements are subject to the horsemen's approval. If we fail to renew or modify existing agreements on satisfactory terms, this failure could have a material adverse effect on our business, financial condition and results of operations.

We are required to schedule a minimum number of live racing days in West Virginia and Pennsylvania.

All of the states in which we conduct live racing impose requirements with respect to the minimum number of live race dates annually. West Virginia and Pennsylvania, the states in which our racetracks operate slot machines or casino table games, gaming laws and regulations likewise condition gaming operations on the satisfaction of live racing requirements. If we fail to meet the minimum live racing day requirements at Mountaineer, we would be prohibited under West Virginia law from conducting simulcast racing or renewing our gaming license at Mountaineer. In order to conduct simulcast racing or conduct gaming operations, Mountaineer is required under West Virginia law to apply for a minimum of 210 live race days each year and to obtain Racing Commission approval for any reduction in race days actually held during that year. Live racing days typically vary in number from year to year and are based on a number of factors, including the number of suitable race horses and the occurrence of severe weather, many of which are beyond our control. If we were unable to conduct simulcast racing or offer slot machine gaming at Mountaineer, this would have a material adverse effect on our business, financial condition, results of operations and ability to meet our payment obligations under our various debt instruments.

Although Pennsylvania racing laws require a minimum of twenty-five live race dates per year, the gaming laws require new racetracks, such as Presque Isle Downs, that wish to conduct slot operations to conduct live racing a minimum of 150 days per year beginning in the year which is two years following the issuance of the slot machine license, unless the Horse Racing Commission determines that such number is not practically feasible due to projected or actual weather conditions. Failure to meet the required minimum number of days would result in immediate suspension of the slot machine license. If we were unable to offer slot machine gaming at Presque Isle Downs, this would have a material adverse effect on our business, financial condition, results of operations and ability to meet our payment obligations under our various debt instruments.

Our gaming operations are dependent on our linkage of slot machines to state central systems.

Our gaming operations at Mountaineer and Presque Isle Downs are dependent on our linkage to the states' central systems. Our equipment is connected to these central systems by telephone lines. The central systems track all gaming activity. If the operation of the central systems were disrupted for any reason, including disruption of telephone service, we believe that the states would suspend all gaming operations within the states until normal operation of the systems was restored. Any such suspension could cause a material disruption of our gaming operations and any of the foregoing difficulties could have a material adverse effect on our business, financial condition and results of operations.

We may face disruption in developing and integrating facilities we may expand or acquire, including financing, construction and other development risk.

The development and integration of facilities we may expand or acquire in the future will require the dedication of management resources that may temporarily detract attention from our day-to-day business. The process of developing and integrating these operations also may interrupt the activities of that business, which could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we will be able to manage the combined operations effectively or realize any of the anticipated benefits of these new or expanded operations.

Any of the foregoing difficulties could have a material adverse effect on our business, financial condition and results of operations.

Some of our intellectual property is not protected by federally registered trademarks; we rely on common law rights.

We hold eighteen federally registered trademarks (with an additional seven pending) and own 55 internet domain names in connection with our business. Apart from registered trademarks, we rely on common law rights, developed through use, with respect to our intellectual property. While we believe that our trademarks and common law rights are sufficient to permit us to use all of the intellectual property we are currently using, and that we are not infringing the intellectual property rights of others, we cannot assure you that no one will challenge our rights in the future. If we were to lose any of our intellectual property, it could have a material adverse effect on our business, financial condition and results of operations.

We are or may become involved in legal proceedings that could impact our financial condition.

From time to time, we are defendants in various lawsuits relating to matters incidental to our business. Because we accommodate large numbers of patrons and employ many people, our business subjects us to the risk of lawsuits filed by patrons, past and present employees, competitors, business partners and others in the ordinary course of business. No assurance can be provided as to the outcome of these matters and whether our policies of insurance will be sufficient to pay potential losses. We may not be successful in the defense of these lawsuits, which could result in settlements or damages that could have a material adverse effect on our business, financial condition and results of operations.

We depend on our key personnel.

We are highly dependent on the services of Robert F. Griffin, our President and Chief Executive Officer, and other officers and key employees. We have entered into an employment agreement with Mr. Griffin, which will expire on November 1, 2010. We have also entered into employment agreements with certain other officers and key managers. The loss of the services of any of these individuals could have a material adverse effect on our business, financial condition and results of operations.

Our business may be materially and adversely affected by recession or economic downturn; the seasonal nature of our business could also materially and adversely affect our cash flows.

Our primary business involves leisure and entertainment. The economic health of the leisure and entertainment industry is affected by a number of factors that are beyond our control, including: (1) general economic conditions and economic conditions specific to our primary markets; (2) levels of disposable income of patrons; (3) increased transportation costs resulting in decreased travel by patrons; (4) local conditions in key gaming markets, including seasonal and weather-related factors; (5) increases in gaming and racing taxes or fees; (6) competitive conditions in the gaming, leisure and entertainment industry and in particular markets, including the effect of such conditions on the pricing of our products; (7) substantial price increases in the cost of energy in the United States; and (8) the relative popularity of entertainment alternatives to gaming and racing that compete for the leisure dollar. Any of these factors could materially adversely impact the leisure and entertainment industry generally, and as a result, our revenues and results of operations.

In addition, our operations at Mountaineer, Presque Isle Downs, and Scioto Downs are typically seasonal in nature. Winter conditions may adversely affect transportation routes to our properties, as well as cause cancellations of live horse racing. As a result, unfavorable seasonal conditions could have a material adverse effect on our operations.

We are subject to environmental laws and potential exposure to environmental liabilities.

We are subject to various federal, state and local environmental laws and regulations that govern activities that may have adverse environmental effects, such as discharges to air and water, as well as the management and disposal of solid and hazardous wastes. These laws are complex, and subject to change. Under such laws and regulations, we may incur costs to obtain permits and other approvals required for our activities and operations, or to achieve or maintain compliance. For example, we may incur future costs under existing and new regulations pertaining to storm water and wastewater management at our racetracks. In addition, we may face penalties or other liabilities in the event that we fail to comply with these laws and regulations. For instance, water discharges from our racetrack operations at our Mountaineer facility were the subject of past enforcement actions by state regulators. We satisfied the requirements of those past proceedings, and recently obtained an extension of time until not later than January 26, 2011 to achieve compliance with the final requirement of our applicable permit. Such costs and liabilities have not in the past had a material impact on our business or financial condition. We believe, but we cannot assure you, that compliance with environmental laws and regulations will not have such an impact in the future.

We also are subject to laws and regulations that create liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, a current or previous owner or operator of property may be liable for the costs of remediating hazardous substances or petroleum products on its property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. The presence of, or failure to remediate properly, such substances may materially adversely affect the ability to sell or rent such property or to borrow funds using such property as collateral. Additionally, the owner of a site may be subject to claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. Based on currently available information, we believe, although we cannot assure you, that such liabilities will not have a material impact on our business.

The evolution of the slot machine manufacturing industry could impose additional costs on us.

A majority of our revenues are attributable to slot machines operated by us at our casinos and racinos. It is important, for competitive reasons, that we offer to our customers the most popular and up-to-date slot machine games with the latest technology. We continue to upgrade our older slot machines with newer and more advanced interactive electronic games.

For competitive reasons, we may be forced to purchase new slot machines or enter into participating lease arrangements that are more expensive than our current costs associated with the continued operation of our existing slot machines. Slot machine lease arrangements typically require the payment of a fixed daily rental and participation agreements include payment of a percentage of coin-in or net win amounts. Generally, a participating lease is substantially more expensive over the long term than the cost to purchase a new machine. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participating lease costs, it could hurt our profitability.

Risks Related to Our Capital Structure

Our substantial indebtedness could adversely affect our financial health.

We continue to have a significant amount of indebtedness. Our substantial indebtedness could have important consequences to our financial health. For example, it could:

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- require us to dedicate a substantial portion of our cash flow from operations to debt service, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
- make it more difficult for us to satisfy our obligations with respect to our debt;
- increase our vulnerability to general adverse economic and industry conditions;
- place us at a competitive disadvantage compared to our competitors that are less leveraged; and
- limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds. A failure to comply with those covenants could result in an event of default.

Any of the above-listed factors could have a material adverse effect on our business, financial condition and results of operations. A violation of one of the credit agreement's quarterly financial covenants during 2009 could result in a demand for the acceleration of repayment of amounts outstanding under the credit facility. An acceleration of the repayment of amounts outstanding under the credit facility, or our inability to successfully refinance the 9.75% senior secured notes and the credit facility by their respective maturity dates or secure an extended maturity deadline to which our senior secured lenders may approve, would have a material adverse effect on our financial position and could raise doubts as to our ability to continue as a going concern. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—*"Liquidity and Sources of Capital"* which is included elsewhere in this report.

In addition, we may incur substantial additional indebtedness in the future, including, for example, funding for future expansion and new acquisitions. If we incur additional debt, the related risks that we now face could intensify.

We must refinance our 9.75% $130 million senior unsecured notes by January 2, 2010 and our senior secured revolving credit facility by March 31, 2010.

Our $130 million 9.75% senior unsecured notes mature on April 1, 2010. However, our Fifth Amended and Restated Credit Agreement, as amended, requires us to refinance those notes with other unsecured indebtedness by January 2, 2010 on terms and conditions acceptable to our senior secured lenders. If the senior unsecured notes are not refinanced by this date, the maturity date of the amounts outstanding under our senior secured revolving credit facility will be accelerated to January 2, 2010. In any event, our credit agreement expires March 31, 2010. Particularly in light of the downturn in the national and worldwide economies and the current state of the credit markets, we cannot assure you that we will be able to refinance our senior unsecured notes by January 2, 2010 and our credit agreement ($101.9 million outstanding as of March 1, 2009) by March 31, 2010 on terms acceptable to us, on terms acceptable to our senior secured lenders, or at all, or that we will be able to obtain extensions of the maturity deadlines. If we are unable to refinance our senior unsecured notes by either January 2, 2010, or an extended maturity deadline to which our senior secured lenders may approve, and our credit agreement by March 31, 2010, it would have a material adverse effect on our financial position and could raise doubts as to our ability to continue as a going concern. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—*Liquidity and Sources of Capital"* which is included elsewhere in this report.

The availability and cost of financing could have a material adverse effect on our business.

We intend to finance our current and future capital projects primarily with cash on hand, cash flow from operations and proceeds from the sale of non-core assets. Borrowings under our credit facility will be limited by the mandatory scheduled commitment reductions. We may in the future seek additional debt financing, which would require compliance with the terms of our credit agreement regarding additional indebtedness, the consent of our senior secured lenders and compliance with the indentures governing our senior notes and senior subordinated notes, and/or equity capital. We currently anticipate that up to approximately $16.7 million in additional spending will be required to meet our capital spending requirements for 2009. In the event additional financing is required for our current or future capital projects and we are unable to obtain such financing, we will have to adopt one or more alternatives, such as reducing or delaying our planned capital expenditures, selling assets, restructuring debt, or obtaining additional debt or equity financing or joint venture partners, or further modifying our credit agreement. These sources of funds may not be sufficient to finance our capital projects, and other financing may not be available on acceptable terms, in a timely manner or at all. In addition, our existing indebtedness contains certain restrictions on our ability to incur additional indebtedness. If we are unable to secure additional financing, we could be forced to limit or suspend our capital projects and we could lose one or more of our licenses, which may have a material adverse effect on our business, financial condition and results of operations. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—*Liquidity and Sources of Capital*" which is included elsewhere in this report.

To service our indebtedness, we will require a significant amount of cash, which depends on many factors beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us in amounts sufficient to enable us to fund our liquidity needs with respect to our indebtedness. In addition, if we consummate significant acquisitions in the future, our cash requirements may increase significantly. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all. Our future operating performance and our ability to service or refinance our debt will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—*Liquidity and Sources of Capital*" which is included elsewhere in this report.

Risks Related to Our Common Stock

If the price of our common stock declines below $1.00 per share for a sustained period, our common stock may be delisted from the NASDAQ Global Select Market.

The NASDAQ Global Select Market imposes, among other requirements, listing maintenance standards including minimum bid and public float requirements. In particular, NASDAQ rules require us to maintain a minimum bid price of $1.00 per share of our common stock. If the closing bid price of our common stock falls below $1.00 per share for 30 consecutive business days, we would fail to be in compliance with NASDAQ's continued listing standards and, if we are unable to cure the non-compliance within 180 days, our common stock may be delisted from NASDAQ. Delisting could adversely affect both the market liquidity and the market price of our common stock. Such delisting could also adversely affect our ability to obtain financing. In light of the recent volatility in stock prices generally, and the continued turbulence in the financial markets, NASDAQ recently suspended enforcement of the $1.00 minimum bid price requirement and has informed NASDAQ-listed companies that it will not take any action to delist any security for non-compliance with this requirement during the suspension period. Enforcement of the $1.00 minimum bid price requirement is scheduled to be reinstated on April 20, 2009. Recently, our common stock has traded below the $1.00 per share level and has been as low as $0.77 per share within the last twelve months. The closing price on March 13, 2009, was $0.93 per share. As of this date, our common shares have not traded below the applicable $1.00 minimum closing bid requirement for 30 consecutive business days.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The following describes our principal real properties:

The Mountaineer Casino, Racetrack & Resort. We own approximately 2,350 acres of land in Chester, Hancock County, West Virginia, of which the resort occupies approximately 215 acres and the Woodview Golf Course occupies approximately 170 acres. The property also includes a one-mile all weather, lighted thoroughbred racetrack and an enclosed grandstand, clubhouse and related facilities for the horses, jockeys and trainers.

Presque Isle Downs & Casino. The clubhouse and thoroughbred racetrack is located on a 272-acre site that we own in Summit Township, Erie County, Pennsylvania. Of this site, approximately 58 acres are dedicated to the public as open space. The site includes barns and related facilities for the horses, jockeys and trainers. In addition, we own three other parcels of land; a 213-acre site in McKean Township, Pennsylvania; a 25-acre site in Erie, Pennsylvania; and a 14-acre site in Summit Township that formerly housed an off-track wagering facility.

Scioto Downs. Scioto Downs owns approximately 208 acres of land in Columbus, Ohio that serves as the site for the harness racetrack. In addition to the racetrack, there is parking, a grandstand, clubhouse and dining facilities, as well as barns and stables.

Running Aces Harness Park. North Metro Harness Initiative, LLC owns 178.4 acres in Columbus Township, Anoka County, Minnesota, approximately 30 miles northeast of Minneapolis, that serves as the site for the harness racetrack and card room. It owns a separate 24-acre parcel (for wetlands mitigation) that is not material to its planned operations and a one-half acre site that houses a fifteen room inn.

Jackson Harness Raceway. Jackson Harness Raceway is located on property leased from Jackson County, Michigan on the Jackson County Fairgrounds through December 31, 2012.

Substantially all of our assets are pledged to secure the debt evidenced by the Fifth Amended and Restated Credit Agreement, as amended, entered as of September 22, 2006, by and among us, our operating subsidiaries and Wells Fargo Bank, N.A. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation—*Liquidity and Sources of Capital*" which is included elsewhere in this report.

ITEM 3. LEGAL PROCEEDINGS.

Gary Birzer and Amy Birzer v. MTR Gaming Group, Inc. and Mountaineer Park, Inc, et. al, Civil Action No. 06-C-2-W, Circuit Court of Hancock County, West Virginia. On January 17, 2006, Gary Birzer, a jockey who was injured during a race at Mountaineer in July 2004, filed a first amended complaint in which he alleges that Mountaineer was negligent in its design, construction and maintenance of the racetrack as well as in its administration of races. Mr. Birzer seeks medical expenses to date of $550,000, future medical expenses, unspecified lost wages and other damages resulting from his injuries. Mr. Birzer seeks in excess of $10 million in damages. Mr. Birzer's wife seeks $2 million for loss of consortium. Mountaineer has answered the complaint, denying any negligence or wrongdoing and further alleging that Mr. Birzer's injuries, to the extent the result of negligence, resulted from Mr. Birzer's own negligence or the negligence of others. Though the complaint is unclear as to the basis for liability against the Company, it appears that the Company was named a defendant because it is Mountaineer's parent company and allegedly conspired with the other defendants to cause Mr. Birzer's injuries. We believe, but cannot assure, that we have sufficient liability insurance coverage for these claims.

We are also party to various lawsuits, which have arisen in the normal course of our business. The liability arising from unfavorable outcomes of those lawsuits is not expected to have a material impact on our consolidated financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our Common Stock is quoted on the NASDAQ Global Select Market under the symbol "MNTG". On March 13, 2009, the NASDAQ Official Closing Price for our common stock was $0.93. As of March 12, 2009, there were of record 839 holders of our common stock.

We are prohibited from paying any dividends without our lenders' consent. We historically have not paid cash dividends and do not intend to pay such dividends in the foreseeable future.

The following table sets forth the range of high and low bid price quotations for our common stock for the two fiscal years ended December 31, 2007 and 2008, and for the period of January 1, 2009 through March 13, 2009. These quotes are believed to be representative of inter-dealer quotations, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	Stock Price	
	High	**Low**
Year Ended December 31, 2007:		
First Quarter	13.95	11.08
Second Quarter	16.88	12.82
Third Quarter	16.12	8.91
Fourth Quarter	9.58	5.92
Year Ended December 31, 2008:		
First Quarter	7.62	4.95
Second Quarter	7.70	4.67
Third Quarter	5.24	2.80
Fourth Quarter	4.25	1.44
Year Ending December 31, 2009		
First Quarter (January 1, 2009 through March 13, 2009)	2.02	0.77

The NASDAQ Global Select Market imposes, among other requirements, listing maintenance standards including minimum bid and public float requirements. In particular, NASDAQ rules require us to maintain a minimum bid price of $1.00 per share of our common stock. If the closing bid price of our common stock falls below $1.00 per share for 30 consecutive business days, we would fail to be in compliance with NASDAQ's continued listing standards and, if we are unable to cure the non-compliance within 180 days, our common stock may be delisted from NASDAQ. In light of the recent volatility in stock prices generally, and the continued turbulence in the financial markets, NASDAQ recently suspended enforcement of the $1.00 minimum bid price requirement and has informed NASDAQ-listed companies that it will not take any action to delist any security for non-compliance with this requirement during the suspension period. Enforcement of the $1.00 minimum bid price requirement is scheduled to be reinstated on April 20, 2009. As of March 13, 2009, our common shares have not traded below the applicable $1.00 minimum closing bid requirement for 30 consecutive business days.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2008, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	899,000	$7.93	231,000
Equity compensation plans not approved by security holders	584,800	$7.48	60,000
Total	1,483,800		291,000

The Company's equity compensation plans that were not approved by security holders (as no such approval was required) consist of (i) grants of NQSOs as inducement for initial employment by the Company or its subsidiaries; (ii) grants of NQSOs to non-executive employees; and (iii) NQSOs granted under our 2001 Employee Stock Incentive Plan or available for grant under our 2002 Employee Stock Incentive Plan, both of which are "broad-based plans" as defined by the NASDAQ Market Place Rules (i.e., ones in which not more than half of the options/shares may be awarded to officers and directors). In the case of all such plans, the exercise price of options must be not less than fair market value of the common stock on the date of grant. Options granted under the plans may be for terms of up to ten years. The 2001 and 2002 Employee Stock Incentive Plans are to be administered by the board or a committee of the board consisting of not fewer than two non-employee directors. Repricing under the 2001 plan is limited to 10% of the number of options then outstanding thereunder; repricing under the 2002 plan is prohibited.

Stock Performance Graph

The following graph demonstrates a comparison of cumulative total returns of the Company, the NASDAQ Market Index (which is considered to be a broad index) and an industry peer group index based upon companies which are publicly traded with the same four digit standard industrial classification code ("SIC") as the Company (SIC 7999—Amusement and Recreational Services) for the past five years since December 31, 2003. The following graph assumes $100 invested in each of the above groups and the reinvestment of dividends.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG MTR GAMING GROUP, INC.,
NASDAQ MARKET INDEX AND SIC CODE INDEX



DOLLARS
225
200
175
150
125
100
75
50
25
0
2003
2004
2005
2006
2007
2008
MTR GAMING GROUP, INC.
SIC CODE INDEX
NASDAQ MARKET INDEX

ASSUMES $100 INVESTED ON JAN. 1, 2004
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2008

	Year Ended					
Index Description	**12/31/2003**	**12/31/2004**	**12/31/2005**	**12/31/2006**	**12/31/2007**	**12/31/2008**
MTR GAMING GROUP, INC.	100.00	102.52	101.07	118.64	65.92	16.31
SIC CODE INDEX(1)	100.00	183.02	179.54	173.88	131.90	28.36
NASDAQ MARKET INDEX	100.00	108.41	110.79	122.16	134.29	79.25

(1) The peer group consists of the following companies: Boyd Gaming Corp., CKX Inc., Isle of Capri Casinos, Lakes Entertainment Inc., Littlefield Corporation, Multimedia Games Inc., Nevada Gold & Casinos, Southwest Casino Corp., Sportsnuts Inc., Ticketmaster Entertainment Inc., Trans World Corp., W Technologies Inc., and Youbet.com Inc.

ITEM 6. SELECTED FINANCIAL DATA.

The selected historical financial data presented below as of and for each of the five years ended December 31, 2008, have been derived from our audited consolidated financial statements of the Company, certain of which are included elsewhere in this report, and should be read in conjunction with those consolidated financial statements and the related notes, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" also included elsewhere herein.

(dollars in thousands, except per share amounts)

	Fiscal Years Ended December 31,				
	2008	2007(2)	2006(3)	2005(4)	2004
STATEMENT OF OPERATIONS DATA:					
Total revenues	$478,772	$421,814	$302,212	$294,225	$302,557
Net revenues(1)	470,851	415,846	297,780	290,011	297,939
Operating income	38,165	26,578	28,980	28,068	37,370
(Loss) income from continuing operations	(15,278)	(5,868)	7,407	8,508	14,567
(Loss) income from discontinued operations(5)	(2,433)	(5,491)	(2,961)	(739)	(112)
Net (loss) income	(17,711)	(11,359)	4,446	7,769	14,455
Net (loss) income per share—continuing operations:					
Basic	(0.56)	(0.21)	0.27	0.30	0.51
Assuming dilution	(0.56)	(0.21)	0.27	0.30	0.50
BALANCE SHEET DATA:					
Working capital (deficit)	407	(1,651)	(5,981)	6,502	17,913
Current assets	71,095	59,940	54,402	42,406	35,539
Current liabilities	70,688	61,591	60,383	35,904	17,626
Total assets	527,710	611,320	479,503	334,677	296,247
Long-term obligations (net of current portion)	357,112	420,520	271,907	152,966	133,134
Total liabilities	432,107	498,868	351,139	210,757	172,993
Total stockholders' equity	95,401	112,147	122,984	120,976	123,254

(1) Net revenues represent total revenues less promotional allowances.

(2) Effective April 30, 2007, we deconsolidated North Metro Harness (See No. 4) and began accounting for its investment in North Metro under the equity method of accounting.

(3) Effective January 1, 2006, we adopted Financial Accounting Standards Board Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. The effect of adopting this new accounting principle amounted to a charge of $102,000 net of tax.

(4) In October 2005 we began consolidating the financial statements of North Metro Harness in accordance with FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46) and subsequent revision FIN 46R.

(5) The operating results for Binion's Gambling Hall & Hotel, the Ramada Inn and Speedway Casino and Jackson Harness Raceway have been reflected as discontinued operations in 2008. Corresponding reclassifications have been made to the prior period presentation.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis, including the critical accounting policies contained herein, should be read in conjunction with our consolidated financial statements and the related notes which are included elsewhere in this report.

Overview

We own and operate The Mountaineer Casino, Racetrack & Resort in Chester, West Virginia; Presque Isle Downs & Casino in Erie, Pennsylvania; and Scioto Downs in Columbus, Ohio. We consider these three properties, which are located in contiguous states, to be our core assets. We also own a 50% interest in North Metro Harness Initiative, LLC, which operates Running Aces Harness Park in Anoka County, Minnesota, and a 90% interest in Jackson Trotting Association, LLC.

Presque Isle Downs commenced slot machine gaming operations on February 28, 2007, and live thoroughbred horse racing with parimutuel wagering on September 1, 2007. We expect that Presque Isle Downs will continue to generate significant revenues and profits and diversify our operations.

Mountaineer opened 37 poker tables on October 19, 2007 (which increased to 40 tables in 2008), and opened 50 table games on December 20, 2007 (which increased to 55 tables in 2008). The poker tables are located in the facility's Grandstand, and the table games are located in the Speakeasy Gaming Saloon (connected to our hotel) as well as the Grandstand.

On March 7, 2008, we sold 100% of the stock of our wholly-owned subsidiaries, Speakeasy Gaming of Fremont, Inc., which owned and operated Binion's Gambling Hall & Hotel, and Speakeasy Fremont Experience Operating Company in accordance with the terms of a Stock Purchase Agreement dated June 26, 2007 (as subsequently amended), executed between the Company and TLC Casino Enterprises, Inc. The transaction was subject to purchase price adjustments based on changes in the net working capital, certain capital expenditures between execution and closing, and a $3.5 million working capital adjustment which remained with Binion's upon closing. Net cash to the Company at closing was approximately $28.0 million, of which $27.6 million was utilized to reduce amounts outstanding under our credit facility. Reclassifications have been made to the prior period presentation to reflect the assets and liabilities of Binion's as held for sale and the operating results and cash flows as discontinued operations. In January 2009, the post-closing purchase price adjustment was settled with TLC Casino Enterprises, Inc. Accordingly, we paid TLC the total amount due of approximately $1.5 million.

On June 3, 2008, our wholly-owned subsidiary, Speakeasy Gaming of Las Vegas, Inc., sold the gaming assets of the Ramada Inn and Speedway Casino to Lucky Lucy D, LLC in accordance with the terms of an Asset Purchase and Sale Agreement dated January 11, 2008. Pursuant to the terms of the agreement, Lucky Lucy paid $2.0 million in cash for the gaming assets and is obligated to pay an additional amount of up to $4.775 million subject to an earn-out provision based on the property's gross revenues over the four-year period that commenced January 11, 2008. Any proceeds that are received will be recorded as the amounts are realized. This sale was the second part of the transaction, the first part of which involved the sale of Speedway's real property to Ganaste LLC on January 11, 2008. A shareholder of Ganaste LLC is the sole owner of Lucky Lucy. Ganaste paid $11.4 million in cash for the real property. Reclassifications have been made to the prior period presentation to reflect the assets and liabilities of Speedway as held for sale and the operating results and cash flows as discontinued operations.

On December 4, 2008, Jackson Trotting Association, LLC ceased the operations of racing and simulcast wagering at Jackson Harness Raceway in Jackson, Michigan and surrendered the racing license to the Michigan Racing Commission. Accordingly, live and simulcast racing will not be scheduled in 2009. Through our wholly-owned subsidiary, Jackson Racing, Inc., we acquired a 90% interest in Jackson Trotting Association LLC in December 2005. Reclassifications have been made to the prior period presentation to reflect the assets, liabilities, operating results and cash flows of Jackson as discontinued operations.

The following table sets forth a reconciliation of net income (loss), a GAAP financial measure, to EBITDA, a non-GAAP measure, for the years ended December 31.

	2008	2007
	(in thousands)	
Continuing Operations:		
MTR Gaming Group—(Consolidated):		
Loss from continuing operations	$(15,278)	$ (5,868)
Interest expense, net of interest income and minority interest	40,520	34,334
Benefit for income taxes, net of minority interest	(3,197)	(1,962)
Depreciation, net of minority interest	29,839	27,791
Loss on debt modification	3,820	—
Equity in loss of unconsolidated joint venture	12,300	234
Loss on disposal of property, net of minority interest	2,956	133
EBITDA	$ 70,960	$ 54,662
Mountaineer:		
Income from continuing operations	$ 16,703	$ 12,962
Interest expense, net of interest income	8,973	8,739
Provision for income taxes	9,309	7,158
Depreciation	14,781	15,772
Loss on disposal of property	1,655	143
EBITDA	$ 51,421	$ 44,774
Presque Isle Downs:		
Income from continuing operations	$ 11,056	$ 8,478
Interest expense, net of interest income	1,534	1,260
Provision for income taxes	5,423	3,453
Depreciation	13,896	10,541
Loss on disposal of property	1,539	—
EBITDA	$ 33,448	$ 23,732
Scioto Downs:		
Loss from continuing operations	$ (1,511)	$ (1,937)
Interest expense, net of interest income	108	124
Benefit for income taxes	(806)	(1,053)
Depreciation	904	1,154
EBITDA	$ (1,305)	$ (1,712)

	2008	2007
	(in thousands)	
MTR-Harness/Running Aces:		
Loss from continuing operations	$(10,892)	$ (378)
Interest expense, net of interest income and minority interest	14	42
Benefit for income taxes, net of minority interest	(1,491)	(94)
Depreciation, net of minority interest	—	3
Equity in loss of unconsolidated joint venture	12,300	234
EBITDA	$ (69)	$ (193)
Corporate:		
Loss from continuing operations	$(30,634)	$(24,993)
Interest expense, net of interest income	29,891	24,169
Benefit for income taxes	(15,632)	(11,426)
Depreciation	258	321
Loss on debt modification	3,820	—
Gain on disposal of property	(238)	(10)
EBITDA	$(12,535)	$(11,939)
Discontinued operations:		
Binion's Gambling Hall & Hotel:		
Loss from discontinued operations	$ (1,507)	$ (5,171)
Interest income, net of interest expense	(29)	(26)
Benefit for income taxes	(929)	(2,801)
Depreciation	—	1,916
Other income	—	(1,268)
Loss on disposal of property	903	1,995
EBITDA	$ (1,562)	$ (5,355)
Ramada Inn and Speedway Casino:		
Income from discontinued operations	$ 1,600	$ 32
Interest expense	163	389
Provision for income taxes	861	13
Depreciation	199	826
Gain on disposal of property	(3,578)	—
EBITDA	$ (755)	$ 1,260
Jackson Racing:		
Loss from discontinued operations	$ (2,526)	$ (352)
Interest expense, net of interest income and minority interest	2	5
Benefit for income taxes, net of minority interest	(1,360)	(191)
Depreciation, net of minority interest	30	20
Impairment loss	2,586	—
Loss (gain) on disposal of property, net of minority interest	160	(5)
EBITDA	$ (1,108)	$ (523)

EBITDA represents earnings (losses) before interest expense (income), income tax expense (benefit), depreciation and amortization, loss on debt modification, equity in loss of unconsolidated joint venture, (gain) loss on disposal of property and loss on asset impairment. EBITDA is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles ("GAAP"), is unaudited and should not be considered an alternative to, or more meaningful than, net income or income from operations as an indicator of our operating performance, or cash flows from operating activities, as a measure of liquidity. EBITDA has been presented as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry. Uses of cash flows that are not reflected in EBITDA include capital expenditures (which are significant given our expansion), interest payments, income taxes, and debt principal repayments. Moreover, other companies that provide EBITDA information may calculate EBITDA differently than we do.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The following tables set forth information concerning our results of operations by property for continuing operations for the years ended December 31.

	2008	2007
	(in thousands)	
Net revenues—Continuing operations:		
Mountaineer(1)	$289,986	$261,386
Presque Isle Downs(2)	176,761	149,858
Scioto Downs	4,092	4,562
North Metro/Running Aces	—	28
Corporate	12	12
Consolidated net revenues	$470,851	$415,846

(1) Mountaineer commenced poker on October 19, 2007 and table gaming on December 20, 2007.

(2) Presque Isle Down's commenced slot operations on February 28, 2007 and racing operations on September 1, 2007.

	2008	2007
	(in thousands)	
Operating income (loss)—Continuing operations:		
Mountaineer(1)	$ 34,986	$ 28,859
Presque Isle Downs(2)	18,012	13,191
Scioto Downs	(2,208)	(2,866)
North Metro/Running Aces	(69)	(356)
Corporate	(12,556)	(12,250)
Consolidated operating income	$ 38,165	$ 26,578

(1) Mountaineer's operating income for 2008 includes poker and table gaming operations, and for 2007 includes project opening costs of $2.6 million.

(2) Presque Isle Downs' operating income for 2007 includes project opening costs of $3.0 million.

Mountaineer's Operating Results:

During the year ended December 31, 2008, Mountaineer's operating results (particularly gaming and food, beverage and lodging) benefited, as expected, from the introduction of poker and table games in the fourth quarter of 2007, but continued to be adversely affected by competition, primarily from the implementation of slot operations in Pennsylvania. Net revenues increased by $28.6 million, or 10.9%, primarily due to a $24.1 million increase in gaming revenues. Net revenues earned from food, beverage and lodging operations increased by $4.6 million, and net revenues earned from other sources, including parimutuel commissions, increased by $1.3 million. Promotional allowances increased by $1.4 million. Mountaineer's operating margin increased to 12.1% in 2008 from 11.0% in 2007.

Significant factors contributing to Mountaineer's 2008 operating results were:

- an increase in gross profit from gaming operations, as well as food, beverage and lodging operations (as discussed below);
- the absence of project opening costs in 2008, which were $2.6 million in 2007;
- a decrease in depreciation expense of $1.0 million in 2008; and
- the absence of a non-recurring assessment of West Virginia use tax in 2008, which was $1.0 million in 2007; offset by
- an overall increase in compensation and benefits costs of $17.6 million during 2008, resulting primarily from addition of approximately 800 employees related to introduction of poker and table gaming in the fourth quarter of 2007 and expanded 24/7 operations;
- severance costs of $0.5 million in the fourth quarter of 2008 related to a reduction in workforce; and
- an increase in utilities and other maintenance costs of $0.6 million during 2008 related to expanded 24/7 operations.

A discussion of Mountaineer's key operations follows.

Gaming Operations. Revenues from gaming operations during 2008 increased by $24.1 million, or 10.5%, to $253.4 million compared to 2007, and gross profit increased by $6.2 million, or 6.9%.

The increase in gaming revenues was directly attributable to the introduction of poker and table gaming in the fourth quarter of 2007. Poker and table games generated $7.3 million and $41.5 million of revenues, respectively, during 2008. However, during the same period, Mountaineer's revenue from slots decreased by $22.2 million, or 9.8%, to $204.6 million.

During the year ended December 31, 2008, Mountaineer's average daily net win per slot machine decreased to $175 compared to $194 during 2007. As of December 31, 2008, Mountaineer operated 3,184 slot machines compared to 3,224 at December 31, 2007. The following is a summary of slot gross wagers, less winning patron payouts for the years ended December 31:

	2008	2007
	(in thousands)	
Total gross wagers	$ 2,245,726	$ 2,480,719
Less winning patron payouts	(2,041,079)	(2,253,847)
Gaming revenues (slot net win)	$ 204,647	$ 226,872

Mountaineer opened 37 poker tables on October 19, 2007 (which increased to 40 tables in 2008), and opened 50 table games on December 20, 2007 (which increased to 55 tables in 2008). The poker tables are located in the facility's Grandstand, and the table games are located in the Speakeasy Gaming Saloon (connected to our hotel) as well as the Grandstand. There are no statutory limits on the size of wagers or number of games and statutory gaming taxes are assessed at the rate of 35% of revenues, in addition to an annual licensing fee of $1.5 million for the first year of operations (for the period July 1, 2007 through June 30, 2008) and $2.5 million thereafter. With the commencement of table gaming, Mountaineer expanded its hours of operation to twenty-four hours per day, seven days per week.

During the year ended December 31, 2008, Mountaineer's total poker rake (the fee or commission taken by the operator of a poker game based on a percentage of the amount wagered on each hand) was $7.3 million with an average daily poker rake per table of $507. With respect to table gaming, the total table net win amounted to $41.5 million with a table drop (the total dollar value of gaming chips purchased) of $225.1 million, resulting in a hold percentage of 18.4%. The average daily net win per table was $2,104.

Management attributes the decrease in slot revenue primarily to the continuing impact on our market from gaming operations in Pennsylvania, with which Mountaineer shares some customer base in Ohio and Pennsylvania. In addition to the opening of Presque Isle Downs, The Meadows Racetrack & Casino, a harness racetrack in Washington, Pennsylvania, opened its temporary slot casino with 1,825 machines in June 2007. The Meadows, which is approximately 40 miles southeast of Mountaineer, is expected to open its permanent casino with over 3,000 slot machines and various food and beverage outlets in April 2009.

We believe table games at Mountaineer will continue to enhance its competitive position by drawing new customers and driving increased play from our existing customers, which may contribute to Mountaineer's gaming revenue growth. Furthermore, table gaming at Mountaineer will also help distinguish our product from slot machines in local bars and clubs and slot machine operations in Pennsylvania. However, gaming operations at Mountaineer during 2009 may continue to be impacted by the adverse changes in the U.S. economy and by the planned openings of The Meadows permanent casino in April 2009 and the Rivers Casino in downtown Pittsburgh, Pennsylvania, approximately a one-hour drive from Mountaineer, which is expected to open in August 2009 with 3,000 slot machines and five food and beverage outlets.

Overall, the increase in revenues from gaming operations during 2008 resulted in increased gaming taxes and assessments in the amount of $4.7 million to $135.0 million compared to 2007. Additionally, gaming compensation and benefits costs increased by $11.9 million during 2008 compared to 2007 principally as a result of the addition of poker and table games staffing and expanded 24/7 operations; and Mountaineer incurred incremental equipment lease expense of $0.6 million during the year related to leases of various table games and related equipment.

Parimutuel Commissions. Parimutuel commissions is a predetermined percentage of the total amount wagered (wagering handle), with a higher commission earned on a more exotic wager, such as a trifecta, than on a single horse wager, such as a win, place or show. In parimutuel wagering, patrons bet against each other rather than against the operator of the facility or with pre-set odds. The total wagering handle is composed of the amounts wagered by each individual according to the wagering activity. The total amounts wagered form a pool of funds, from which winnings are paid based on odds determined solely by the wagering activity. The racetrack acts as a stakeholder for the wagering patrons and deducts a "take-out" or gross commission from the amounts wagered, from which the racetrack pays state and county taxes and racing purses. Mountaineer's parimutuel commission rates are fixed as a percentage of the total wagering handle or total amounts wagered. Parimutuel commissions for

Mountaineer, detailing gross handles less patron payouts and deductions, for the years ended December 31 were as follows:

	2008	2007
	(in thousands)	
Import simulcast racing parimutuel handle	$ 16,997	$ 18,028
Live racing parimutuel handle	8,057	9,383
Less patrons' winning tickets	(19,774)	(21,636)
	5,280	5,775
Revenues—export simulcast	11,316	12,066
	16,596	17,841
Less:		
State and county parimutuel tax	(440)	(452)
Purses and Horsemen's Association	(7,343)	(7,937)
Revenues—parimutuel commissions	$ 8,813	$ 9,452

Overall, Mountaineer's parimutuel commissions decreased by 6.8% during 2008 compared to 2007, which is consistent with the national average decline in wagering of 7.16% during 2008, as reported by the *National Thoroughbred Racing Association* and *Equibase Company*. In addition, Mountaineer's decrease in live and import simulcast racing handle can be attributable to eight fewer racing days during 2008 compared to 2007 as a result of more severe winter weather conditions in early 2008. The decline in on-track wagering and the decrease in the number of racing days contributed to the decrease in export simulcast racing handle.

Live racing and import simulcast may continue to be impacted by the conversion of some live racing patrons to export simulcast patrons (whether through traditional off track wagering facilities or growth in the utilization of telephone and/or Internet wagering) and increased competition from Pennsylvania's racetracks. Mountaineer currently simulcasts its live races to over 1,000 sites.

Food, beverage and lodging operations. Revenues from food, beverage and lodging operations during 2008 were $25.3 million, which increased by $4.6 million, or 22.2%, compared to 2007, and gross profit from these operations increased by $1.9 million, or 34.9%. The increase in revenues and gross profit resulted primarily from increased patron traffic resulting from the opening of table games and expanded 24/7 operations.

The average daily room rate for the Grande Hotel increased to $78.93 during 2008 from $62.44 during 2007, but the average occupancy rate decreased to 74.7% from 76.4% during the same periods, respectively. The increases in daily room rates primarily reflect the effects of table gaming which enabled us to realize increased room rates without significantly reducing our hotel occupancy.

Other operations. Other operating revenues for 2008 were primarily derived from special events at The Harv and Convention Center; from the operations of the Spa, Fitness Center, retail outlets and golf course; from the sale of programs, admission fees, and lottery tickets; and from check cashing and ATM services. Mountaineer earned other revenues of $8.1 million for 2008 and $6.2 million for 2007. The increase in revenues was primarily due to:

- an increase in retail sales and spa service revenue in the aggregate amount of $0.7 million primarily from increased patron traffic resulting from the opening of table games; and
- the receipt of a $0.6 million settlement of a claims dispute related to our former self-insured employee health insurance plan.

Presque Isle Downs' Operating Results:

Presque Isle Downs commenced slot machine gaming operations on February 28, 2007, and live thoroughbred horse racing with parimutuel wagering on September 1, 2007. During 2008, net revenues increased by $26.9 million, or 18.0%, primarily due to a $23.0 million increase in slots revenue. Net revenues earned from parimutuel commissions increased by $2.0 million and net revenues earned from food and beverage operations increased by $2.1 million. The property's operating margin (inclusive of $3.0 million of project opening costs in 2007) increased slightly to 10.2% during 2008 compared to 8.8% during 2007.

Significant factors contributing to Presque Isle Downs' 2008 operating results were:

- an increase in gross profit from gaming operations (as discussed above);
- the absence of project opening costs in 2008, which were $3.0 million during the first half of 2007; and
- a decrease in marketing promotions and advertising costs of $1.2 million in 2008; offset by
- an increase in depreciation expense of $3.4 million in 2008;
- a loss on disposal of certain equipment components of the property's surveillance system in the amount of $1.5 million; and
- an increase in the operating losses incurred from parimutuel commissions operations of $0.6 million during 2008.

Gaming Operations. Revenues from gaming operations during 2008 increased by $23.0 million, or 16.8%, to $164.6 million compared to 2007, and gross profit increased by $8.8 million, or 18.2%. During 2008, Presque Isle Downs' average daily net win per slot machine decreased to $224 compared to $231 during 2007. The 2007 average daily net win per slot machine reflects the enthusiasm surrounding the opening and initial months of operations. The difference in revenues from gaming operations is also attributable in part to the fact that Presque Isle Downs was not open for a full year in 2007. During 2008 and 2007, Presque Isle Downs operated 2,000 slot machines, including automated table gaming devices.

However, gaming operations at Presque Isle Downs during 2009 may be impacted by the adverse changes in the U.S. economy and by the planned openings of The Meadows permanent casino in April 2009 and the Rivers Casino in downtown Pittsburgh, Pennsylvania, approximately a two-hour drive from Presque Isle Downs, which is expected to open in August 2009 with 3,000 slot machines and five food and beverage outlets.

Overall, the increase in revenues from gaming operations during 2008 resulted in increased gaming taxes and assessments in the amount of $13.5 million to $99.6 million compared to 2007. Additionally, Presque Isle Downs incurred additional equipment lease expenses of $0.9 million during the year related to leases of various slot machines. However, this increased expense was offset in part by decreased compensation and benefits costs in the amount of $0.5 million as a result of the property's cost reduction initiatives.

Parimutuel Commissions. Overall, Presque Isle Downs' parimutuel commissions revenue increased to $3.1 million during 2008 from $1.2 million during 2007. Live and export simulcast handle increased by $1.0 million during the year and import simulcast handle increased by $1.5 million. These increases can be attributed to 101 live racing days in 2008 compared to 25 live racing days in 2007. However, expenses related to racing operations increased to $4.5 million during 2008 from $1.9 million during 2007.

The operating results related to parimutuel commissions have been impacted by Presque Isle Downs' inability to send out its live racing signal to advance deposit wagering sites due to restrictions related to a horsemen's dispute. The Interstate Horse Racing Act requires horsemen's approval in order to send a live racing signal to these sites and the horsemen have withheld their approval pending resolution of their dispute. The timing of a resolution of this dispute could continue to have a negative impact of Presque Isle Downs' operating results related to parimutuel commissions in 2009 and beyond. Presque Isle Downs currently simulcasts its live races to approximately 323 sites.

Scioto Downs' Operating Results:

Net revenues decreased by $0.5 million during 2008 compared to 2007, and operating expenses decreased by $1.1 million during the same periods. However, 2008 and 2007 results are not directly comparable. In order to reduce expenses and operating losses, Scioto Downs and Beulah Park, the other racetrack in Columbus, Ohio, entered into an agreement, which was approved by the Ohio Racing Commission, whereby Scioto operated its simulcasting only during its live race meet (May 4, 2008 through October 13, 2008). During the remaining periods Scioto Downs' simulcasting was closed and Beulah Park operated its simulcasting. Similarly, when Scioto was open for live racing and simulcasting, Beulah Park was closed. The operating loss incurred by Scioto during 2008 was $0.6 million less than the loss incurred in 2007, primarily as a result of this agreement and a reduction in operating costs of Scioto's subsidiary, RacelineBet, Inc.

North Metro (d/b/a Running Aces Harness Park) Operating Results—Equity in Loss of Unconsolidated Joint Venture:

In June 2004, our wholly-owned subsidiary, MTR-Harness, Inc., acquired a 50% interest in North Metro Harness Initiative, LLC (*d/b/a Running Aces Harness Park*), then a wholly-owned subsidiary of Southwest Casino Corporation. In early 2008, North Metro completed construction of a harness racetrack and card room on a 178.4-acre site approximately 30 miles northeast of Minneapolis, Minnesota. Running Aces commenced live racing and simulcast operations (import and export) with parimutuel wagering on April 11, 2008, and opened a 50-table card room offering "non-banked" games (those in which the players play only against each other instead of against the house) on June 30, 2008.

During the year ended December 31, 2008, we recorded equity losses in North Metro of approximately $3.5 million. On October 19, 2008, Southwest Casino Corporation sold its 50% membership interest in North Metro to Black Diamond Commercial Finance, LLC (North Metro's lender) for (i) $1.00; (ii) relief from a $1 million guarantee by Southwest of North Metro's obligations; (iii) a right to repurchase the membership interest; and (iv) certain other considerations. Although we have been in discussions with Black Diamond, we have not entered into similar agreements and continue to own our 50% membership interest in North Metro. Black Diamond has requested that we make additional investments in North Metro; however under the terms of our Fifth Amended and Restated Credit Agreement, as amended, we do not have the ability to provide further financial support to North Metro. Since acquiring 50% of the venture, Black Diamond has hired a management company to run the day-to-day operations, and on March 2, 2009, removed the board seat held by MTR-Harness, Inc, from North Metro's board of directors. Additionally, Black Diamond has entered into a Forbearance Agreement with MTR-Harness pursuant to which Black Diamond agreed that, prior to January 19, 2009, Black Diamond will not enforce its rights under its credit agreement with North Metro arising from the failure of North Metro to satisfy certain financial covenants. While Black Diamond has reserved all rights under the credit agreement, it has not taken any action with respect to MTR-Harness or the Company (other than the removal of MTR-Harness' board seat from North Metro's board of directors). Based on these developments, we determined that there is substantial doubt as to whether we can recover our investment in North Metro. Accordingly, during 2008 we recorded impairment losses in the aggregate amount of $8.7 million (for which a tax benefit could not be recognized), which reduced our investment in North Metro.

In April 2007, North Metro obtained financing that is without recourse to us (except for $1 million) and commenced construction of the harness racetrack and card room. Upon execution of the non-recourse financing obtained by North Metro, we concluded that North Metro was no longer a variable interest entity in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46") and subsequent revision FIN 46R. Therefore, effective April 30, 2007, we deconsolidated North Metro and applied the equity method of accounting to our investment in North Metro in accordance with FIN 46. However, as a result of a $1 million guarantee that we provided in July 2008 on North Metro's obligations under its credit agreement, we completed a re-evaluation of whether North Metro is a variable interest entity in accordance with FIN 46. Based on this re-evaluation, we determined that North Metro was not a variable interest entity; and therefore continued to apply the equity method to the investment in North Metro. Prior to April 30, 2007, the operations of North Metro Harness were consolidated as part of our operating results, net of minority interest. Through April 30, 2007, MTR-Harness incurred an operating loss of $321,000 and recorded minority interest of $144,000. Since this time through December 31, 2007, MTR-Harness recorded $234,000 of equity in loss of an unconsolidated joint venture.

Corporate Operating Results:

During the year ended December 31, 2008, corporate general and administrative expenses were $12.4 million compared to $12.0 million during 2007. Significant factors contributing to general and administrative expenses during 2008 were:

- severance costs of $0.4 million in the fourth quarter of 2008 related to a reduction in workforce;
- an increase in stock-based employee compensation costs of $0.2 million; and
- an increase in deferred compensation costs of $0.4 million; offset by
- a decrease in salaries and bonus expenses in the aggregate amount of $0.7 million.

Depreciation Expense:

Depreciation expense increased by $2.0 million to $29.8 million during 2008 compared to 2007, primarily due to the opening of Presque Isle Downs on February 28, 2007. During 2008, Presque Isle Downs' depreciation increased $3.4 million, which was offset by a decrease in Mountaineer's depreciation of $1.0 million. We expect depreciation expense to increase slightly during 2009.

Loss on Disposal of Property:

During 2008, we incurred a net loss of $3.0 million on the disposal of property as follows:

- In October 2008, we received proceeds of $1.8 million related to the sale of our corporate airplane, which resulted in a gain of $0.7 million.
- In connection with an October 2008 amendment to and expiration of an employment agreement with the former President and Chief Executive Officer of the Company, we recorded a loss of $2.1 million associated with the corporate residence and associated real property and furnishings that will be conveyed to such former executive on May 1, 2009.
- In December 2008, Presque Isle Downs recorded a $1.5 million loss on the disposal of certain equipment components of its surveillance system that were defective and malfunctioning. We are pursuing legal action to recover the cost of the defective and malfunctioning equipment; however any recovery will not be recorded until realized.

Interest:

Interest expense, net of interest income, increased by $6.1 million to $40.5 million during 2008 compared to 2007. The increase is attributable to:

- additional interest expense of $1.9 million related to consent fees on our senior subordinated notes;
- the absence of capitalized interest in 2008 related to the construction of Presque Isle Downs, which was $2.2 million in 2007;
- increased interest expense in the aggregate amount of $0.5 million related to borrowings under our credit facility (net of repayments during 2008) and equipment financing for Mountaineer and Presque Isle Downs; and
- increased amortization of deferred financing fees in the amount of $1.3 million.

Loss on Debt Modification:

As a result of two amendments to our senior secured credit agreement during 2008, which modified certain aspects of the credit facility including a reduction of the borrowing commitment and term (see "Liquidity and Sources of Capital"), we were required to proportionately reduce the amount of existing deferred financing fees to reflect the reduction in borrowing capacity. In this regard, we incurred a loss on debt modification in the amount of $3.8 million during 2008 resulting from write-offs of deferred financing fees.

Provision for Income Taxes:

The income tax benefit in 2008 for continuing operations was computed based on an effective income tax rate of 17.3% including interest expense related to uncertain tax positions in income tax expense. During 2008, we recognized $251,000 of interest income (net of tax) related to uncertain tax positions. The interest income resulted from the reversal of previously established interest expense accruals on tax matters that were settled favorably.

The effective income tax rate is reflective of permanent non-deductible expenses and certain impairment losses for which we were not able to recognize a tax benefit; and correspondingly recorded a valuation allowance of $2.9 million during 2008.

The income tax benefit in 2007 was computed based on an effective income tax rate of 25.1% including interest expense related to uncertain tax positions of approximately $217,000 (net of tax).

Discontinued Operations:

Binion's Gambling Hall & Hotel. On March 7, 2008, we sold 100% of the stock of our wholly-owned subsidiaries, Speakeasy Gaming of Fremont, Inc., which owned and operated Binion's Gambling Hall & Hotel, and Speakeasy Fremont Experience Operating Company in accordance with the terms of a Stock Purchase Agreement dated June 26, 2007 (as subsequently amended), executed between the Company and TLC Casino Enterprises, Inc. The transaction was subject to purchase price adjustments based on changes in the net working capital, certain capital expenditures between execution and closing, and a $3.5 million working capital adjustment which remained with Binion's upon closing. Reclassifications have been made to the prior period presentation to reflect the assets and liabilities of Binion's as held for sale and the operating results and cash flows as discontinued operations. On December 31, 2007, we recorded a loss of $2.0 million to adjust the carrying value of Binion's assets to the anticipated proceeds, less costs to sell; and in January 2009, the post-closing purchase price adjustment was settled with TLC Casino Enterprises, Inc. Upon completion of the sale on March 7,

2008, and resolution of the purchase price adjustment, we incurred an additional loss on disposal of $0.9 million.

During 2008, we incurred a pre-tax loss on the discontinued operations of Binion's in the amount of $2.4 million (inclusive of the additional losses on the sale of $0.9 million) compared to a pre-tax loss of $8.0 million during 2007 (inclusive of the loss on the sale of $2.0 million and income of $1.3 million related to a cash distribution for Binion's interest as a member in a mutual insurance company that converted to a stock corporation).

Ramada Inn and Speedway Casino. On June 3, 2008, our wholly-owned subsidiary, Speakeasy Gaming of Las Vegas, Inc., sold the gaming assets of the Ramada Inn and Speedway Casino to Lucky Lucy D, LLC in accordance with the terms of an Asset Purchase and Sale Agreement dated January 11, 2008. Pursuant to the terms of the agreement, Lucky Lucy paid $2.0 million in cash for the gaming assets and is obligated to pay an additional amount of up to $4.775 million subject to an earn-out provision based on the property's gross revenues over the four-year period that commenced January 11, 2008. Any proceeds that are received will be recorded as the amounts are realized. This sale was the second part of the transaction, the first part of which involved the sale of Speedway's real property to Ganaste LLC on January 11, 2008. A shareholder of Ganaste LLC is the sole owner of Lucky Lucy. Ganaste paid $11.4 million in cash for the real property. Reclassifications have been made to the prior period presentation to reflect the assets and liabilities of Speedway as held for sale and the operating results and cash flows as discontinued operations. On January 11, 2008, we recorded a gain on the sale of the real property in the amount of $2.8 million, and on June 3, 2008, we recorded a gain on the sale of the gaming assets in the amount of $1.2 million.

During 2008, we earned pre-tax income on the discontinued operations of Speedway in the amount of $2.8 million (inclusive of the 2008 gains on the sale of $4.0 million) compared to pre-tax income of $0.1 million during 2007. In addition, we also incurred a loss of $0.4 million during 2008 in connection with the write-off of an intangible asset related to our Nevada gaming license which was surrendered with the sale of Speedway.

Jackson Racing (d/b/a Jackson Harness Raceway). On December 6, 2005, our wholly-owned subsidiary, Jackson Racing, Inc., acquired a 90% interest in Jackson Trotting Association, LLC, which operated Jackson Harness Raceway in Jackson, Michigan, and offered harness racing from late-April to mid-July, parimutuel wagering and casual dining. Since acquisition, Jackson Trotting has generated operating losses and is projecting further operating losses. Additionally, Jackson Trotting has substantially exhausted its operating funds, including funds provided by the Company. Furthermore, under the terms of our Fifth Amended and Restated Credit Agreement, as amended, we do not have the ability to provide further financial support to Jackson Trotting.

Based on the current and projected operating losses and the funding shortfall, we performed an evaluation to determine whether the assets of Jackson Trotting were impaired. Jackson Trotting's assets consisted primarily of a $2.6 million intangible asset that represented the assigned value of the racing licenses held by Jackson Trotting. The value assigned to the racing licenses considered that the racing licenses permit Jackson Trotting to conduct live racing and simulcasting operations, and if legislative proposals in Michigan were passed, would permit Jackson Trotting to operate electronic gaming devices.

Based upon the projected operating losses, our inability to provide further funding to Jackson Trotting and an assessment of the potential for legislation permitting gaming operations at the racetracks in Michigan, we concluded that the Jackson Trotting intangible asset was impaired and, accordingly, recorded an impairment loss of $2.6 million ($2.1 million net of tax) during 2008.

During 2008, we incurred a pre-tax loss on the operations of Jackson Trotting, before the 10% minority interest not owned by us, of $4.0 million (inclusive of the 2008 impairment loss of

$2.6 million) compared to a pre-tax loss of $0.6 million during 2007. In addition, a loss of approximately $160,000 was incurred in the first quarter of 2008 in connection with the expiration of land options and other costs.

On December 4, 2008, Jackson Trotting ceased the operations of racing and simulcast wagering at Jackson Harness Raceway and surrendered the racing license to the Michigan Racing Commission. Accordingly, live and simulcast racing will not be scheduled in 2009. Reclassifications have been made to the prior period presentation to reflect the assets, liabilities, operating results and cash flows of Jackson as discontinued operations.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The following tables set forth information concerning our results of operations by property for continuing operations for the year ended December 31.

	2007	2006
	(in thousands)	
Net revenues—Continuing operations:		
Mountaineer	$261,385	$292,313
Presque Isle Downs	149,858	—
Scioto Downs	4,562	5,455
North Metro/Running Aces	28	—
Corporate	12	12
Consolidated net revenues	$415,845	$297,780

(1) Mountaineer commenced poker on October 19, 2007 and table gaming on December 20, 2007.

(2) Presque Isle Down's commenced slot operations on February 28, 2007 and racing operations on September 1, 2007.

	2007	2006
	(in thousands)	
Operating income (loss)—Continuing operations:		
Mountaineer(1)	$ 28,859	$ 48,732
Presque Isle Downs(2)	13,191	(2,414)
Scioto Downs	(2,866)	(4,972)
North Metro	(356)	(515)
Corporate	(12,250)	(11,851)
Consolidated operating income	$ 26,578	$ 28,980

(1) Mountaineer's operating income for 2007 includes project opening costs of $2.6 million.

(2) Presque Isle Downs' operating income (loss) includes project opening costs of $3.0 million and $2.3 million for 2007 and 2006, respectively.

Although we experienced an increase in revenues principally because of the opening of Presque Isle Downs, operating margins and profits did not increase correspondingly. This can be attributed to the decline in margins at Mountaineer owing to the impact of new competition on revenue and the commencement of poker and table gaming at Mountaineer. Additionally, pre-opening and development expenses related to the opening of Presque Isle Downs, as well as operating inefficiencies at Presque Isle Downs that are inherent in commencement of a new operation contributed to the decline.

Mountaineer's Operating Results:

During the year ended December 31, 2007, net revenues decreased by $30.9 million, or 10.6%, primarily due to a $29.7 million decrease in gaming revenues (net of poker and table games revenues of $2.6 million). Parimutuel commissions and food, beverage and lodging revenues decreased by $0.2 million and $0.9 million, respectively. Revenue from other sources decreased by $0.6 million. Promotional allowances decreased by $0.1 million. Mountaineer's operating margin decreased to 11.0% in 2007 from 16.7% in 2006, a decrease of 34.1%.

Operating margins at Mountaineer were impacted due to:

- a decrease in gross profit from gaming, parimutuel commissions, food beverage and lodging operations (as discussed below) and other revenue aggregating $14.9 million including $13.4 million from gaming; and
- costs incurred in connection with the opening of table gaming at Mountaineer's facility (discussed below) in the amount of $2.6 million;
- an increase in marketing and promotion costs of $2.7 million consisting of an increase in promotions (slots, hotel and food) and advertising costs in reaction to increased competition in Pennsylvania and an awareness campaign for table games;
- an increase in general and administrative costs of $2.7 million due principally to higher salaries, wages and benefits ($1.0 million) and increases in professional and outside services, repairs, utilities and West Virginia use tax; and
- a decrease in depreciation expense of approximately $3.2 million.

A discussion of Mountaineer's key operations follows.

Gaming Operations. Revenues from gaming operations decreased by $29.7 million, or 11.5%, to $229.4 million during 2007 compared to 2006. Gross profit from gaming operations decreased by $13.4 million, or 13.0%, during 2007 compared to 2006. Management primarily attributes the decrease in revenue from gaming operations during 2007 to the impact on our market from the opening of gaming operations in Pennsylvania, which share some customer base in Ohio and Pennsylvania. In addition to the opening of Presque Isle Downs, on June 11 2007, The Meadows Racetrack & Casino, a harness racetrack in Washington, Pennsylvania, opened its new slot casino with 1,738 machines. The Meadows is approximately 40 miles southeast of Mountaineer.

During the year ended December 31, 2007, Mountaineer's average daily net win per machine decreased by 12.2% to $194 compared to $221 during 2006. The following is a summary of slot gross wagers, less winning patron payouts at Mountaineer for the years ended December 31:

	2007	2006
	(in thousands)	
Total gross wagers	$ 2,480,719	$ 2,876,960
Less winning patron payouts	(2,253,847)	(2,617,863)
Gaming revenues (net win)	$ 226,872	$ 259,097

On October 19, 2007, Mountaineer introduced 37 poker tables (subsequently increased to 40 poker tables), and opened 50 table games (blackjack, craps and roulette) on December 20, 2007 (subsequently increased to 55 table games). The poker tables are located in the facility's Grandstand, and the table games are located in the Speakeasy Gaming Saloon (connected to our hotel) as well as the Grandstand. There are no statutory limits on the size of wagers or number of games. Gaming taxes are assessed at the rate of 35%. Poker and table games generated gaming revenues of approximately $0.8 million and $1.8 million, respectively since opening in 2007 until December 31, 2007. With the commencement of table gaming, Mountaineer expanded its hours of operation to twenty-four hours per day, seven days per week.

Overall, the decrease in revenues from gaming operations during 2007 resulted in a $16.8 million decrease in gaming taxes and assessments. Additionally, gaming salaries and benefits increased $0.5 million principally as a result of the addition of table games staffing.

Parimutuel Commissions. Parimutuel commissions for Mountaineer, detailing gross handles less patron payouts and deductions, for years ended December 31 were as follows:

	2007	2006
	(in thousands)	
Import simulcast racing parimutuel handle	$ 18,028	$ 19,308
Live racing parimutuel handle	9,383	10,957
Less patrons' winning tickets	(21,636)	(23,864)
	5,775	6,401
Revenues—export simulcast	12,066	11,838
	17,841	18,239
Less:		
State and county parimutuel tax	(452)	(469)
Purses and Horsemen's Association	(7,937)	(8,073)
Revenues—parimutuel commissions	$ 9,452	$ 9,697

The decrease in live and import simulcast racing handle is due principally to six fewer race days as compared to 2006 as a result of more severe weather conditions in 2007 and decreased attendance resulting from the ability of patrons to place parimutuel wagers via telephone and the Internet.

Live racing and import simulcast may continue to be impacted by the conversion of some live racing patrons to export simulcast patrons (whether through traditional off track wagering facilities or growth in the utilization of telephone and/or Internet wagering).

Food, beverage and lodging operations. Revenues from food, beverage and lodging operations decreased by $0.5 million during 2007 compared to 2006, and gross profit from these operations decreased by $1.1 million, or 17.2%. The decrease in revenues resulted from a decrease in patron traffic and the decrease in gross profit resulted primarily from increased food costs, compensation and benefits and utilities costs.

The average daily room rate for the Grande Hotel decreased to $62.44 during 2007 from $71.63 during 2006, but the average occupancy rate increased to 76.4% from 74.8% during the same periods, respectively. The average occupancy and daily room rates reflect marketing campaigns designed to increase player loyalty and combat increased competition from the commencement of gaming operations in Pennsylvania.

Other operations: Other operating revenues for 2007 were primarily derived from special events at The Harv and Convention Center; from the operations of the Spa, Fitness Center, retail outlets and golf course; from the sale of programs, admission fees, and lottery tickets; and from check cashing and ATM services. Mountaineer earned other revenues of $6.2 million for 2007 and $6.8 million for 2006.

Presque Isle Downs' Operating Results:

Presque Isle Downs commenced slot machine gaming operations on February 28, 2007, and live thoroughbred horse racing with parimutuel wagering on September 1, 2007. During September 2007, we completed 25 race dates as approved by the Pennsylvania Racing Commission. From its opening through December 31, 2007, Presque Isle Downs earned net revenues of $149.9 million, including gaming revenues of $141.5 million (average daily net win per machine of $231). The facility generated operating income of $13.2 million, inclusive of project opening costs of $3.0 million, marketing and promotion costs of $6.0 million, general and administrative expenses of $13.8 million and depreciation of $10.5 million.

Scioto Downs' Operating Results:

The operating results for Scioto Downs include simulcasting, which is operated year-round, and live harness racing, which is conducted from early May through mid-September, as well as food and beverage operations. During 2007, Scioto Downs scheduled 80 live racing dates, the same number of race days as in 2006. The property's net revenues decreased by $0.9 million during 2007 as compared to 2006, principally as a result of the declining racing handle. The operating loss for 2007 decreased by approximately $2.1 million as compared to 2006 as a result of payments of $3.0 million in 2006 to support a slot machine referendum in Ohio, revenue declines offset in part by other expense reductions.

North Metro Operating Results:

In April 2007, North Metro obtained $41.7 million of financing that is without recourse to us and commenced construction of the harness racetrack and card room, and is required to complete 50 days of live racing and commence card room operations no later than July 1, 2008 in accordance with its financing agreement. Upon execution of the non-recourse financing obtained by North Metro, we concluded that North Metro was no longer a variable interest entity in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46") and subsequent revision FIN 46R. Therefore, effective April 30, 2007, we deconsolidated North Metro and applied the equity method of accounting to our investment in North Metro in accordance with FIN 46. Prior to April 30, 2007, the operations of North Metro Harness were consolidated as part of our operating results, net of minority interest. Through April 30, 2007, MTR-Harness incurred an operating loss of $321,000 and recorded minority interest of $144,000. Since this time through December 31, 2007, MTR-Harness recorded $234,000 of equity in loss of an unconsolidated joint venture.

Corporate and Pre-Opening Costs:

During the year ended December 31, 2007, corporate and pre-opening costs increased by $4.0 million, or 29.2%, to $17.5 million compared to 2006. The increase in expenses was primarily due to:

- an increase in costs of $2.6 million and $0.7 million related to the pre-opening activities of table games at Mountaineer and the development and pre-opening of Presque Isle Downs, respectively;
- an increase in compensation and benefits of approximately $1.1 million;
- an increase of $0.9 million related to stock-based employee compensation;
- an increase of $0.4 million related to other strategic development costs, primarily related to the sale of Speedway and Binion's; offset by
- a decrease of $0.4 million related to insurance costs;
- a decrease of $0.4 million related to the development of Presque Isle Downs;
- a decrease of $0.3 million related to our efforts in 2006 to participate in a stand-alone casino in Pittsburgh;

- a decrease of $0.4 million in costs incurred in 2006 in consideration of a management buyout proposal.

Depreciation Expense:

During 2007, depreciation expense increased by $7.7 million compared to 2006, primarily due to the opening of Presque Isle Downs. Presque Isle Downs' depreciation increased $10.4 million. This increase was partially offset by a decrease in Mountaineer's depreciation of $3.2 million.

Interest:

The increase in interest expense, net of interest income, of $19.3 million in 2007 compared to 2006 is primarily attributable to the increased borrowings under the senior subordinated notes (May 2006), equipment financing for Presque Isle Downs and borrowings under our credit facility, as well as decreases in capitalization of interest related to the construction of Presque Isle Downs. Interest capitalized during 2007 was $2.2 million compared to $6.0 million during the same period of 2006. Additionally, we incurred $0.6 million of incremental amortization of deferred financing fees (included in interest expense) principally associated with our senior subordinated notes and the amendment to our credit agreement.

The decrease in interest income during 2007 resulted from the utilization of funds from, and corresponding decline in interest earned on, proceeds from the 9% senior subordinated notes.

Provision for Income Taxes:

The income tax benefit in 2007 was computed based on an effective federal income tax rate of 30.5%, plus applicable state income tax provision (benefit), if any, associated with the operations of Presque Isle Downs and interest expense related to uncertain tax positions in income tax expense, as compared to a provision for income taxes of 54.5% in 2006. The effective income tax rates are reflective of permanent non-deductible expenses. During 2007, we recognized interest expense related to uncertain tax positions of approximately $217,000 (net of tax).

Discontinued Operations:

Binion's Gambling Hall & Hotel. During 2007, net revenues earned from Binion's of $59.8 million were comparable to 2006, although gaming revenues and other revenues declined by $0.5 million and $0.2 million respectively and were offset in part by increases in food, beverage and lodging revenues of $0.7 million. During 2007, Binion's experienced a pre-tax loss of $7.9 million which includes approximately $0.8 million of unemployment tax, which the State of Nevada had failed to assess because of its error in determining the applicable tax rates, compared to an operating loss of $5.4 million in 2006. Additionally, in the first quarter of 2007, Binion's received approximately $1.3 million as a cash distribution (in lieu of common stock) for its interest as a member (policyholder) in a mutual insurance company that converted to a stock corporation and completed a successful public offering. In the fourth quarter of 2007, Binion's recorded a loss of $2.0 million to adjust the carrying value of Binion's assets to the anticipated proceeds from the sale of Binion's, less costs to sell. As a result of classifying Binion's as held for sale, we discontinued recording depreciation in October 2007.

Ramada Inn and Speedway Casino. During 2007, net revenues earned from Speedway were $11.0 million compared to $9.2 million during 2006, a decline of 8.5% which resulted primarily from a decrease in revenue from gaming operations of approximately $0.9 million; and operating income was $0.4 million and $1.6 million, respectively, which resulted in a decrease in operation margin to 3.9% from 13.3%, respectively. The decrease in operating margin was due to the revenue decline and increased marketing and general and administrative expenses. During 2007, Speedway's pre-tax income was 0.1 million compared to $1.2 million in 2006.

Jackson Racing (d/b/a Jackson Harness Raceway). During 2007, net revenues earned from Jackson were $3.1 million compared to $3.2 million during 2006, and operating losses, before the 10% minority interest not owned by us, were $0.6 million and $0.4 million, respectively.

Cash Flows

Our operating activities produced $14.7 million in cash flow during 2008, compared to $15.0 million during 2007. Current year non-cash expenses included $29.8 million of depreciation and amortization and $3.8 million in write-offs of deferred financing fees resulting from modifications of long-term debt. In 2008, operating activities also included $12.3 million of equity in loss of North Metro Harness Initiative, LLC. Included in cash flows from operating activities for 2008 was $2.5 million used in discontinued operations compared to $3.2 million provided by discontinued operations for 2007.

Net cash provided by investing activities was $41.5 million during 2008, compared to $146.8 million used in investing activities during 2007. In 2008, we invested $11.7 million in property and equipment and generated proceeds (net of closing and other costs) from the sale of Speedway and Binion's in the amounts of $12.8 million and $28.3 million, respectively. In 2007, we invested $86.8 million in property and equipment and other capital improvements (including the construction of Presque Isle Downs), exclusive of $6.8 million financed by capital lease obligations. During 2007, we also paid the Commonwealth of Pennsylvania a fee of $50 million for Presque Isle Downs' slot license and incurred certain other license costs. In addition we purchased an off-track wagering facility for $7.1 million and paid $8.0 million into a Rabbi Trust in accordance with the provisions of an employment agreement with our former Chief Executive Officer. Included in cash flows from investing activities for 2008 and 2007 was $0.1 million and $2.0 million, respectively, used in discontinued operations.

Net cash used in financing activities was $58.2 million during 2008, compared to $144.1 million provided by financing activities during 2007. In 2008, principal payments on long-term obligations aggregated $54.7 million, including $27.6 million from the proceeds on the sale of Binion's. In 2007, we borrowed $143.4 million under our credit facility and $15.1 million related to equipment financing arrangements. Also in 2007, we paid $7.8 million for financing fees associated with an amendment to increase the credit facility and the related consents of the holders of our senior notes and senior subordinated notes. Included in cash flows from financing activities for 2008 and 2007 was $23,000 and $133,000, respectively, used in discontinued operations.

Liquidity and Sources of Capital

We had working capital of $407,000 as of December 31, 2008, and our unrestricted cash balance amounted to $29.0 million. Included in working capital at December 31, 2008 is the classification of $7.5 million outstanding under our senior secured revolving credit facility to "current obligations" associated with our credit agreement's mandatory scheduled commitment reductions in 2009. During 2008, we sold the Ramada Inn and Speedway Casino and Binion's Gambling Hall & Hotel. The sales of these assets provided additional funding of approximately $41 million of which $27.6 million was used for repayment of debt and the remaining amount was contributed to working capital to be used for operations. In addition, we sold our corporate airplane for $1.8 million and used $1.6 million of the proceeds to repay the outstanding debt related to the airplane.

At December 31, 2008, the balances in bank accounts owned by Mountaineer's horsemen, but to which we contribute funds for racing purses, exceeded our purse payment obligations by $1.9 million. This amount is available for payment of future purse obligations at our discretion and in accordance with the terms of its agreement with the Horsemen's Benevolent & Protective Association ("HBPA"). We also earn the interest on balances in these accounts.

On September 26, 2006, we entered into the Fifth Amended and Restated Credit Agreement, which provided for a five-year maturity and consisted of a senior secured revolving credit facility in the amount of $105.0 million (including a commitment for an increase of the credit facility up to an additional $50.0 million subject to certain conditions). Of this amount, $60.0 million was to be available for letters of credit and up to $10.0 million for short-term funds under a "swing line" facility.

The credit agreement bore interest based, at our option, on either the agent bank's base rate or LIBOR, in each case plus a margin that was based on our leverage ratio at the time, which ranged from 100 to 212.5 basis points for the base rate loans and 175 to 287.5 basis points for the LIBOR loans. We were also required to pay a quarterly non-usage commitment fee which is based upon the leverage ratio. The credit agreement also contained covenants that restricted our ability to make investments, incur additional indebtedness, incur guarantee obligations, pay dividends, create liens on assets, make acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with subsidiaries and affiliates.

On June 19, 2007, we entered into the First Amendment to the Fifth Amended and Restated Credit Agreement. The First Amendment among other things (i) provided for an increase of the aggregate commitment (as defined in the Agreement) from $105.0 million to $155.0 million; (ii) increased the maximum permitted expansion capital expenditures for our Presque Isle Downs facility from $256.0 million to $296.0 million; and (iii) increased the permitted investments in MTR-Harness, Inc. from $12.5 million to $15 million.

On March 31, 2008, we entered into the Limited Waiver and Second Amendment to the Fifth Amended and Restated Credit Agreement. The Second Amendment among other things (i) provided for a decrease of the aggregate commitment (as defined in the credit agreement) from $155.0 million to $125.0 million; (ii) eliminated the LIBOR loan option and established the interest rate at prime plus 2.25%; (iii) restricted the amount of additional borrowings unless certain pro-forma leverage ratios are achieved; (iv) revised the maturity date from September 27, 2011 to March 31, 2010 provided the senior unsecured notes are fully refinanced by October 1, 2009; (v) commenced commitment reductions on September 30, 2008 versus December 31, 2008; (vi) limited additional investments in MTR-Harness, Inc. (which owns a 50% interest in North Metro Harness Initiative, LLC) and Jackson Racing, Inc. (which owns a 90% interest in Jackson Trotting Association, LLC) subsequent to March 31, 2008 to $1.25 million in the aggregate; and (vii) modified certain covenants and related definitions. In connection with the Second Amendment we were required to pay fees of $2.8 million, exclusive of legal fees and other costs.

On May 9, 2008, we entered into the Third Amendment to the Fifth Amended and Restated Credit Agreement. The Third Amendment among other things revised the definition of investments to include investments made after May 9, 2008 in North Metro consisting of a guaranty or guarantees by the Company in favor of an approved equipment financing company so long as the maximum liability under such guaranty or guarantees and, accordingly, the maximum amount of such investment does not exceed $1.1 million in the aggregate.

On December 19, 2008, we entered into the Fourth Amendment to the Fifth Amended and Restated Credit Agreement. The Fourth Amendment among other things (i) reduced the aggregate commitment under the agreement from $125 million to $110 million; (ii) revised the aggregate commitment reduction schedule; (iii) revised the definition of base rate and applicable margin with respect to the applicable interest rate and computation of fees and charges; (iv) revised the definition of EBITDA to include a provision for one or more addbacks for severance costs for a specified period up to $2 million; (v) revised the definition of excess cash on hand for covenant calculation purposes; and (vi) revised the required refinancing date of the senior unsecured notes from October 1, 2009 to January 2, 2010. Additionally, during each quarter of 2009 through January 1, 2010, the margin with respect to the applicable interest rate increases by ½% from 2.75% to 4.75%, respectively, on the total amount outstanding under our credit facility.

As a result of the Second and Fourth Amendments to the credit agreement and the reduction in borrowing capacity, we were required to proportionately reduce the amount of existing deferred financing costs. Consequently, we recorded write-offs of deferred financing costs of approximately $3.8 million during 2008. This amount is reflected in the consolidated statements of operations as a loss on debt modification.

The credit agreement, as amended, contains customary affirmative and negative covenants that include the requirement that we satisfy, on a consolidated basis, specified quarterly financial tests. We maintained compliance with these covenants as of December 31, 2008. Although we anticipate that we will maintain compliance with these covenants for each of the quarters in the year ending December 31, 2009, failure to meet these financial tests could result in a demand for the acceleration of repayment of amounts outstanding under the credit facility and would have a material adverse effect on our financial position and could raise substantial doubts as to our ability to continue as a going concern.

The amount that may be borrowed under the credit agreement is subject to a debt incurrence test provided by the indentures governing our senior unsecured notes and senior subordinated notes. Prior to entering into the First Amendment, we obtained the required consents from the holders of our senior notes and senior subordinated notes to amend the indentures governing the senior notes and senior subordinated notes. The amendment to the indentures increased the permitted debt "basket" (i.e. the amount we may borrow whether or not we satisfy the debt incurrence tests) for debt incurred under our credit facility from $85.0 million to $135.0 million. We paid a consent fee equal to $7.50 and $20.00 per $1,000 of principal to the holders of the senior notes and senior subordinated notes, respectively, or an aggregate of $3.4 million. Commencing in the second quarter of 2008 and until the senior subordinated notes are no longer outstanding, we are required to pay additional consent fees of $5.00 per $1,000 of principal to the holders of our senior subordinated notes if we do not satisfy certain quarterly financial ratios. We have not met these ratios and therefore recorded additional expense of $1.875 million for the last three quarters of 2008. We also anticipate that we will have to pay these fees into 2009 depending upon the level of reduction of our outstanding debt.

In order to borrow additional amounts that would be subordinated to amounts under the credit agreement, we must satisfy the debt incurrence tests provided by the credit agreement, and for amounts in excess of the amended permitted debt basket and the $10 million other permitted indebtedness basket under the indentures governing the senior unsecured notes and senior subordinated notes (subject to limitations under the credit agreement), we must either satisfy the debt incurrence tests provided by the indentures or obtain the prior consents of the holders of at least a majority in aggregate principal amount of those notes that are not owned by the Company or any of its affiliates. Currently, our borrowings under the credit facility are limited to a total of $107.3 million, subject to further mandatory scheduled commitment reductions of 2.5% per quarter that commenced December 22, 2008 through September 22, 2009, and 5% for the quarter ending December 31, 2009.

Obligations under the credit agreement are guaranteed by each of our operating subsidiaries. Borrowings under the credit agreement and the subsidiary guarantees are secured by substantially all of our assets and the assets of the subsidiary guarantors. Future subsidiaries will be required to enter into similar pledge agreements and guarantees.

Our credit agreement, as amended, likewise requires us to refinance our senior unsecured notes with other unsecured indebtedness by January 2, 2010 on terms and conditions acceptable to our senior secured lenders. If the senior unsecured notes are not refinanced prior to this date, the maturity date of the amounts outstanding under our credit facility will be accelerated to January 2, 2010. In any event, our credit agreement expires March 31, 2010. Particularly in light of the downturn in the national and worldwide economies and the current state of the credit markets, we cannot assure you that we will be able to refinance our senior unsecured notes by January 2, 2010 and our credit agreement ($101.9 million outstanding as of March 1, 2009) by March 31, 2010 on terms acceptable to us, on terms acceptable to our senior secured lenders, or at all or that we will be able to obtain extensions of the maturity deadlines. We are currently evaluating our financing options and are in discussions with our lenders and advisors. Amounts outstanding under the credit facility will be classified to "current obligations" for financial reporting purposes at March 31, 2009. In the event our credit facility is classified as a current obligation and we are unable to demonstrate our ability to refinance amounts outstanding under our credit facility, it would affect our independent auditors' assessment of our ability to continue as a going concern. A going concern emphasis in the audit opinion could cause our senior secured lenders to declare a default and accelerate the debt, which in turn, would constitute an event of default under the indentures governing our senior unsecured notes and senior subordinated notes.

At December 31, 2008 and 2007, borrowings of $101.9 million and $143.4 million, respectively, and letters of credit for approximately $1.5 million were outstanding under the credit facility. On March 7, 2008, we utilized $27.6 million of the proceeds from the sale of Binion's to reduce amounts outstanding under the credit facility, and during 2008, we further reduced amounts outstanding under the credit facility by $13.9 million. The credit agreement also requires mandatory scheduled commitment reductions that will reduce the available borrowing commitment to $94.4 million by December 31, 2009.

Additionally, during 2007 we entered into the following other debt financing arrangements:

- Presque Isle Downs entered into seven promissory note arrangements for financing the purchase of 1,950 slot machines and a player tracking system. The promissory notes aggregated $29.6 million. Under the terms of the notes, we are required to make monthly installments of principal and interest (in varying amounts) through October 2010. The interest rates on the notes range from LIBOR plus 3.25% to 8.08% per annum. At December 31, 2008, there was an aggregate of $14.2 million outstanding under the promissory notes.

- Mountaineer entered into a capital lease obligation to finance the purchase of surveillance equipment totaling $4.1 million. Mountaineer requested draws on the capital lease as the surveillance contractor met milestones set forth in the purchase contract. During 2008 and prior to completing the financing, we borrowed $0.5 million under this capital lease. The financing was completed in June 2008 at terms that include repayment over 36 months with interest at the rate of 6.21% per annum. At December 31, 2008, there was $3.5 million outstanding under the capital lease obligation.

- Mountaineer entered into a promissory note for $1.4 million to CIT Lending Services Corporation. The funds were used to pay for 120 slot machines. Under the terms of the note, interest is payable monthly beginning on October 1, 2007 and principal is payable in 31-monthly installments of $44,977 beginning on October 1, 2007 through April 1, 2010, with the final installment to include all principal and interest. Interest on the unpaid principal balance is LIBOR plus 3.25% per annum. As of December 31, 2008, there was $0.7 million outstanding under the promissory note.

- Mountaineer entered into a capital lease obligation for approximately $1.8 million to finance the purchase of 137 slot machines. The lease agreement requires repayment in 36 monthly installments of $57,618, which includes interest at 7.64% per annum. As of December 31, 2008, there was $1.0 million outstanding under this capital lease obligation.

The following table provides a summary of our debt obligations, capital lease obligations, operating lease payments, deferred compensation arrangements and certain other material purchase obligations as of December 31, 2008 for continuing operations. This table excludes other obligations that we may have, such as pension obligations.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in millions)		
Contractual cash obligations:					
Long-term debt(1)	$373.1	$18.4	$229.1	$125.6	$ —
Capital lease obligations(2)	4.8	2.2	2.6	—	—
Operating leases(3)	2.9	0.9	1.5	0.5	—
Land leases	0.3	0.1	0.2	—	—
Capital expenditures/construction(4)	2.0	2.0	—	—	—
Business combinations	3.3	3.3	—	—	—
Purchase and other contractual obligations	7.6	3.7	3.5	0.3	0.1
Deferred compensation(5)	12.2	11.5	0.7	—	—
Minimum purse obligations(6)	33.6	33.6	—	—	—
Employment agreements(7)	4.9	3.6	1.3	—	—
Total	$444.7	$79.3	$238.9	$126.4	$0.1

(1) These amounts, exclusive of the interest component, are included on our consolidated balance sheets. See Note 7 to our consolidated financial statements for additional information about our debt and related matters.

(2) The present value of these obligations, excluding interest, is included on our consolidated balance sheets.

(3) Our operating lease obligations are described in Note 8 to our consolidated financial statements.

(4) This amount relates principally to grooms quarters construction at Presque Isle Downs.

(5) This amount is included on our consolidated balance sheets. See Note 8 to our consolidated financial statements for additional information about deferred compensation arrangements.

(6) Pursuant to an agreement with the Mountaineer Park Horsemen's Benevolent and Protective Association, Inc. and/or in accordance with the West Virginia racing statute, Mountaineer is required to conduct racing for a minimum of 210 days and pay daily minimum purses of $125,000 ($160,000 commencing January 1, 2007) for the term of the agreement which expires on December 31, 2009.

(7) Includes base salaries and guaranteed payments but not incentive amounts that cannot be calculated.

Capital Expenditures:

During the year ended December 31, 2008, additions to property and equipment and other capital projects for continuing operations aggregated $12.3 million (of which $0.5 million was financed under a capital lease). Expenditures included approximately $2.8 million related to poker, table gaming and related renovations at Mountaineer, $2.0 million related to surveillance equipment at Presque Isle

Downs and approximately $7.5 million for additional gaming and other equipment and miscellaneous projects. We anticipate spending up to a total of approximately $16.7 million during 2009 on capital expenditures.

Commitments and Contingencies:

The cost of construction of North Metro, including furniture, fixtures and equipment and start-up expenses, was approximately $62.5 million, $42.3 million of which was separately financed through Black Diamond Commercial Finance, LLC as agent (collectively, "Black Diamond"), without recourse to us except for a $1.0 million guarantee that we provided in July 2008. The guarantee will continue until the earlier of July 1, 2010 or prepayment of the Black Diamond credit agreement. Through December 31, 2008, we made aggregate capital contributions in North Metro of approximately $12.8 million (exclusive of legal and other fees). Additionally, in May 2008 we provided two letters of credit in the amounts of $238,625 (which was released in February 2009) and $135,000 (which is expected to be released in April 2009) and a surety bond in the amount of $250,000.

On October 19, 2008, Southwest Casino Corporation sold its 50% membership interest in North Metro to Black Diamond for (i) $1.00; (ii) relief from a $1 million guarantee by Southwest of North Metro's obligations; (iii) a right to repurchase the membership interest; and (iv) certain other considerations. Although we have been in discussions with Black Diamond, we have not entered into similar agreements and continue to own our 50% membership interest in North Metro. Black Diamond has requested that we make additional investments in North Metro; however under the terms of our Fifth Amended and Restated Credit Agreement, as amended, we do not have the ability to provide further financial support to North Metro. Since acquiring 50% of the venture, Black Diamond has hired a management company to run the day-to-day operations, and on March 2, 2009, removed the board seat held by MTR-Harness, Inc. from North Metro's board of directors. Our interest in North Metro is pledged to Black Diamond as collateral for the construction loan.

On October 31, 2008, the Black Diamond credit agreement was amended to provide for additional loans to North Metro of up to $1,250,000 (with the making of such additional loans being subject to Black Diamond's sole and absolute discretion). Concurrently, Black Diamond lent North Metro an additional $650,000, of which $430,313 was applied to pay Black Diamond interest in arrears and of which $219,687 was lent to North Metro for additional working capital. On November 3, 2008, Black Diamond and MTR-Harness entered into a Forbearance Agreement pursuant to which Black Diamond agreed not to enforce, until November 25, 2008, its rights under the Black Diamond credit agreement arising from the failure of North Metro to satisfy certain financial covenants, including the satisfaction of a minimum EBITDA threshold, a maximum leverage threshold, and a minimum cash requirement. On November 24, 2008, Black Diamond and MTR-Harness entered into an additional Forbearance Agreement pursuant to which Black Diamond agreed not to enforce, prior to January 19, 2009, its rights under the Black Diamond credit agreement arising from the failure of North Metro to satisfy certain financial covenants, including the satisfaction of a minimum EBITDA threshold, a maximum leverage threshold, and a minimum cash requirement. While Black Diamond has reserved all rights under the credit agreement, it has not taken any action with respect to MTR-Harness or the Company (other than the removal of MTR-Harness' board seat from North Metro's board of directors.

Based upon the current default under the Black Diamond credit agreement (subject to the above-mentioned Forbearance Agreement then in effect), Black Diamond's transaction with Southwest and our inability to provide further funding to North Metro, we determined that there is substantial doubt as to whether we can recover our investment in North Metro. Accordingly, during 2008 we recorded impairment losses in the aggregate amount of $8.7 million (for which a tax benefit could not be recognized). In addition, because Black Diamond has not called our $1 million guarantee in whole or in part, and given the relief provided by Black Diamond to Southwest relative to their guarantee, we do not believe that payment of the guarantee is probable at this time. Accordingly, as of December 31, 2008, we have not recorded this obligation.

Jackson Harness Raceway is located on property leased from Jackson County, Michigan on the Jackson County Fairgrounds through December 31, 2012. Rentals include certain base amounts, subject to annual increases, as well as percentages of live and simulcasting parimutuel wagering handle. The minimum combined live and simulcast rental is $85,000. We are also required to make certain capital expenditures during the course of the lease. In connection with Jackson Trotting's closure of racing and simulcast wagering operations on December 4, 2008, we accrued the remaining obligations with respect to the leases and capital expenditures, which amounted to $0.6 million at December 31, 2008.

In connection with our original acquisition of Binion's on March 11, 2004, we obtained title to the property and equipment, free and clear of all debts, subject to increase by $5.0 million if, at the termination of the Joint Operating License Agreement, Harrah's achieved certain operational milestones. We do not believe that Harrah's achieved the specified operational milestones and therefore did not pay the $5 million. Legal proceedings were initiated and the parties have agreed in principal to settle this matter for $1.75 million with payment to be made upon settlement of all other accounts between the parties. The previously established accrual of the $5 million as additional purchase price was reduced to $1.75 million at December 31, 2007. See Note 8 to our consolidated financial statements which are included elsewhere in this report for additional information about this matter. Also in connection with our original acquisition of Binion's, we provided limited guarantees, which reduce each month as rental payments are made on certain land leases, some of which expired in March 2008, and three of which remained in effect. One of those three (approximately $0.6 million) expires in March 2009 and the two remaining leases (totaling approximately $2.0 million) expire in March 2010. However, in connection with the January 2009 settlement of the post-closing purchase price adjustment with TLC Casino Enterprises, Inc., we deposited approximately $1.5 million in an escrow account that will be used to pay a portion of these land lease obligations that have been guaranteed by the Company.

In connection with planned infrastructure improvements at Presque Isle Downs, we were required to establish an escrow deposit in 2006 for the benefit of the Pennsylvania Department of Transportation of approximately $5 million. Approximately $4.0 million was returned to us through 2008. At December 31, 2008, the deposit amounted to approximately $1.0 million, which will be fully returned to us by November 2009.

Upon commencement of slot operations at Presque Isle Downs, the Pennsylvania Gaming Control Board advised Presque Isle Downs that it would receive a one time assessment of $0.8 million required of each slot machine licensee after commencement of gaming operations. These funds are a prepayment toward the total borrowings of the Pennsylvania Gaming Control Board, Pennsylvania Department of Revenue and the Pennsylvania State Police (collectively "the borrowers"), required to fund the costs incurred as a result of gaming operations. Once all of Pennsylvania's fourteen slot machine licensees are operational, the Pennsylvania Department of Revenue will assess all licensees, including Presque Isle Downs, their proportionate share of the total borrowings incurred by the borrowers, as a result of gaming operations. The amount to be assessed to Presque Isle Downs is unknown at this time but is likely to exceed the $0.8 million previously advanced.

We have financed development and construction costs of Presque Isle Downs and other capital expenditures with cash flow from operations, borrowings under our credit facility and cash on hand, including the remaining proceeds of our senior subordinated notes, and equipment financing arrangements. At December 31, 2008, approximately $0.7 million of liabilities is outstanding relating to construction and development. We anticipate that this amount and our capital requirements for 2009, which are estimated to be no more than approximately $16.7 million, will be financed with cash on hand, cash flow from operations, proceeds from the sale of non-core assets, and, to the extent necessary, availability under our credit facility (which is approximately $5.3 million subject to mandatory scheduled commitment reductions). As previously discussed, we are currently evaluating our financing options and are in discussions with our lenders and advisors with respect to our credit facility and senior unsecured notes.

We have entered into an agreement with the Summit Township Industrial and Economic Development Authority ("STIEDA") pursuant to which the Authority has agreed to apply to Erie County for certain grants contemplated by the gaming act, which would be used to fund, initially, up to $14.4 million of agreed upon on- and off-site infrastructure improvements. STIEDA has submitted applications to Erie County for the funds subject to the agreement. However, to date such funds have not been released and STIEDA has filed litigation against Erie County to force it to make distributions to fund the submitted grant requests. Erie County had taken the position that the gaming act did not permit or require distributions to municipalities, such as Summit Township, to defray infrastructure costs incident to hosting a casino. On August 4, 2008, the Erie County Court of Common Pleas ruled in favor of STIEDA and ordered Erie County to distribute certain revenue collected from casino operations to fund proper grant requests. Specifically, the court ruled that the County, through its revenue authority must distribute "restricted funds," as defined in the Gaming Act "to fund the costs of human services, infrastructure improvements, facilities, emergency services, or health and public safety expenses associated solely with the operation of Presque Isle Downs & Casino." STIEDA submitted the grant request to the newly formed Erie County Gaming Revenue Authority ("ECGRA"), seeking reimbursement for such qualifying infrastructure improvements as roads and bridges incident to the operation of Presque Isle Downs. In March 2009, based on the ECGRA's conclusion that STIEDA's grant request did not satisfy the Court's standard, Erie County adopted an ordinance for the distribution of the restricted funds that effectively denied STIEDA's grant application. We believe that the County acted arbitrarily and in violation of the Court's August 4, 2008 order. We are currently evaluating our options with respect to further pursuit of these reimbursements.

In October 2004, we acquired 229 acres of real property, known as the International Paper site, as an alternative site to build Presque Isle Downs. In October 2005, we sold all but approximately 24 acres of this site for $4.0 million to the Greater Erie Industrial Development Corporation, a private, not-for-profit entity that is managed by the municipality (the "GEIDC"). Although the sales agreement was subject to, among other things, our release (by International Paper Company and the Pennsylvania Department of Environmental Protection (the "PaDEP") from our obligations under the consent order (as discussed below), we waived this closing condition.

In connection with the acquisition of the International Paper site, we entered into a consent order with the PaDEP regarding a proposed environmental remediation plan for the site. The proposed plan was based upon a "baseline environmental report" and it was estimated that such remediation would cost approximately $3.0 million. The GEIDC assumed primary responsibility for the obligations under the consent order relating to the property they acquired. The GEIDC has agreed to indemnify us from any breach by the GEIDC of its obligation under the consent order. However, we have been advised by the PaDEP that we have not been released from liability and responsibility under the consent order. The GEIDC has remediated a portion of the site and PaDEP has approved a plan for the remediation of the remainder of the site. A revised estimate of the remaining remediation costs cannot be determined at this time since such a determination will be dependent upon the remaining development activities of the GEIDC.

We have been advised by the GEIDC that the GEIDC claims that Presque Isle Downs is obligated to supply approximately 50,500 cubic yards of "clean fill dirt" for the parcel of land of the International Paper site that was previously sold to the GEIDC. Presque Isle Downs has taken the position that it has no such obligation because (i) any such agreement contained in the purchase agreement was merged into the deed delivered at the time of the sale; and (ii) the GEIDC had expressly waived this requirement.

We are faced with certain contingencies involving litigation and environmental remediation and compliance. These commitments and contingencies are discussed in greater detail in "Item 3. Legal Proceedings" and Note 8 to our consolidated financial statements, which are included elsewhere in this report.

Employment, Consulting and Deferred Compensation Agreements:

On September 19, 2008, we appointed Robert F. Griffin as the Company's new President and Chief Executive Officer and on September 23, 2008, entered into a two-year employment agreement that commenced November 1, 2008. The agreement provides for an annual base salary of $550,000 and certain other benefits. Pursuant to the agreement, Mr. Griffin is also entitled to annual incentive compensation of no less than 30% of his base compensation. The agreement also provides for the grant of options to purchase 150,000 shares of our common stock, subject to certain vesting and other provisions. In the event of termination of employment in connection with a change of control as defined in the agreement, Mr. Griffin would receive a severance payment as follows: (i) an amount equal to two times Mr. Griffin's then applicable base compensation, (ii) an amount equal to the highest amount of annual incentive compensation paid to Mr. Griffin with respect to either the first or second full calendar year immediately preceding the effective date of the termination (or as otherwise stipulated in the agreement); and (iii) an additional monthly amount so that Mr. Griffin shall be able to receive certain health benefits coverage as provided by the agreement. The agreement also provides that upon a change in control all unvested stock options shall vest and all stock options that must be exercised shall be exercisable in accordance with the terms of the applicable Non-Qualified Stock Option Agreement.

On October 15, 2008, we entered into the second amendment of the employment agreement with Edson R. Arneault pursuant to which Mr. Arneault's employment agreement expired on October 31, 2008, instead of December 31, 2008, as originally provided, and Mr. Arneault ceased to be employed as the Company's President and Chief Executive Officer on October 31, 2008. The amendment provides that Mr. Arneault will receive the following consideration in lieu of any and all payments that would otherwise become due and payable to him under his employment agreement (except as otherwise provided in the amendment): (i) the corporate residence and associated real property and furnishings in New Cumberland, West Virginia; (ii) Mr. Arneault's office furnishings at the Company's headquarters, (iii) a bonus payment of $400,000 less applicable taxes and authorized deductions; (iv) certain other compensation and expense reimbursement pursuant to the employment agreement through the date of termination; and (v) deferred amounts of approximately $11.5 million held in a rabbi trust with earnings on such amounts.

On October 15, 2008, we also entered into a consulting agreement with Mr. Arneault effective November 1, 2008, and continuing for a period of 30 months during which Mr. Arneault will assist with the transition to Mr. Griffin, who became President and Chief Executive Officer on November 1, 2008, and provide other services set forth in the consulting agreement. The consulting agreement provides that Mr. Arneault will provide up to 400 hours of his time per year and we will pay Mr. Arneault a consulting fee of $512,000 per year and also provide for the payment of certain expenses incurred by Mr. Arneault in connection with his providing services to the Company. During the 30-month period, Mr. Arneault will not, directly or indirectly, own, operate, join, control, participate in or be connected as an officer, director, employee, partner, stockholder, consultant or otherwise, any gaming business within 150 miles of any facility currently owned or leased by the Company.

On October 19, 2006, we also entered into an amendment to the deferred compensation agreement with Mr. Arneault dated as of January 1, 1999. The amendment provides that if Mr. Arneault's employment is terminated other than for cause or good reason, as defined, or if the new employment agreement expires, we will pay the premiums for insurance policies underlying the deferred compensation agreement until Mr. Arneault reaches the age of sixty-five (65). Pursuant to the terms of this agreement, we previously purchased a split-dollar life insurance policy on Mr. Arneault's life (face amount of $4.7 million and annual premium of $150,000). The Company is the owner and beneficiary of the policy. As a result of an amendment to the deferred compensation agreement dated May 4, 2005, we no longer have a liability to Mr. Arneault under the aforementioned agreement.

We entered into various employment agreements during 2008 and 2007 with other employees. We also entered into an additional deferred compensation agreement dated June 1999 whereby we purchased life insurance on a former employee's life (aggregate face amount of $856,000 and aggregate annual premiums of $37,000). The Company is the owner and beneficiary of the policy. However, on March 10, 2009, the Company and the former employee agreed to rescind the agreement.

Subject to our ability to refinance, as previously discussed, our senior unsecured notes prior by January 2, 2010, or obtain an extension of the date of the required financing and correspondingly, the accelerated maturity date of amounts outstanding under our senior secured revolving credit facility, and our credit agreement by March 31, 2010, management believes that our cash balances, cash flow from operations, proceeds from the sale of non-core assets and availability under our credit facility (approximately $5.3 million subject to mandatory scheduled commitment reductions) will be sufficient to cover any capital required to fund maturing debt obligations and any other contemplated capital expenditures and short-term funding requirements for the next twelve months. We are exploring the potential sale or disposal of our non-core assets, for which we may utilize the net proceeds from such sales to reduce amounts outstanding under our credit facility. Furthermore, any reimbursements we receive from STIEDA would also be available to reduce amounts outstanding under our credit facility.

New competition may have a material adverse effect on our revenues, and could have a similar adverse effect on our liquidity. See "Item 1A. Risk Factors—Risks Related to Our Business" which is included elsewhere in this report for a description of certain circumstances that may affect our sources of liquidity. Furthermore, if we seek to pursue additional expansion projects or acquire new properties, we would likely require additional financing.

In order to borrow additional amounts that would be subordinated to amounts under the credit agreement, we must satisfy the debt incurrence tests provided by the credit agreement, and for amounts in excess of the amended permitted debt basket and the $10 million other permitted indebtedness basket under the indentures governing the senior unsecured notes and senior subordinated notes (subject to limitations under the credit agreement), we must either satisfy the debt incurrence tests provided by the indentures or obtain the prior consents of the holders of at least a majority in aggregate principal amount of those notes that are not owned by the Company or any of its affiliates. Currently, our borrowings under the credit facility are limited to a total of $107.3 million, subject to further mandatory scheduled commitment reductions of 2.5% per quarter that commenced December 22, 2008 through September 22, 2009, and 5% for the quarter ending December 31, 2009.

Our level of indebtedness and our working capital present other risks to investors, including the possibility that we may be unable to generate cash sufficient to pay the principal of and interest on our indebtedness when due; and that we may not be able to meet tests and covenants of such debt agreements and achieve satisfactory resolution of such non-compliance with the lenders. In such an event, the holders of our indebtedness may be able to declare all indebtedness owing to them to be due and payable immediately, and proceed against any collateral securing such indebtedness. These actions could limit our ability to borrow additional funds and would likely have a material adverse effect on our business and results of operations. In June 2008, Moody's Investor Service downgraded the Company's credit rating, and in August 2008, Standard & Poor's also downgraded the Company's credit rating. The debt rating downgrades do not impact the terms of borrowings under our senior secured revolving credit facility, the senior unsecured notes or the senior subordinated notes. However, a further debt rating downgrade could impact the terms of and our ability to refinance existing debt or to obtain new financing, particularly in light of the downturn in the national and worldwide economies and the current state of the credit markets. Additionally, changes in the regulatory environment or restriction on or prohibition of our gaming or racing operations, whether arising out of legislation or litigation, could have a material adverse effect on our liquidity. See "Item 1A. Risk Factors—Risks Related to Our Business" which is included elsewhere in this report.

We also cannot assure you that estimates of our liquidity needs are accurate or that new business developments or other unforeseen events will not occur, resulting in the need to raise additional funds and increased difficulties with respect to our ability to raise such funds. See "Item 1A. Risk Factors—Risks Related to Our Business" which is included elsewhere in this report.

Regulation and Taxes:

We are subject to extensive regulation by the State of West Virginia Racing and Lottery Commissions, the Pennsylvania Racing Commission and Gaming Authorities and the Ohio Racing Commission. Change in applicable laws or regulations could have a significant impact on our operations.

The gaming industry represents a significant source of tax revenues, particularly to the States of West Virginia and Pennsylvania and their counties and municipalities. We pay substantial taxes and fees with respect to our operations. From time to time, federal, state and local legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming and racing industry. Changes in the tax laws or administration of those laws, if adopted, could have a material adverse effect on our business, financial condition and results of operations. However, it is not possible to determine with certainty the likelihood of changes in tax laws or in the administration of such laws. We believe that recorded tax balances are adequate.

Outstanding Options:

On May 15, 2008, the Compensation Committee of our Board of Directors granted to one employee options to purchase a total of 30,000 shares of our common stock at a purchase price of $5.61 per share, the NASDAQ Official Close Price on that date. The options have a term of ten years and were fully vested on date of grant.

On September 19, 2008, the Compensation Committee of our Board of Directors granted, in connection with execution of an employment agreement, options to purchase a total of 150,000 shares of our common stock at a purchase price of $3.71, the NASDAQ Official Close Price on that date. The options have a term of ten years, 50,000 of which vested on date of grant and 50,000 of which vest on each of the first and second anniversary dates of the employment agreement, which was effective November 1, 2008.

As of March 13, 2009, there were outstanding options to purchase 1,483,800 shares of our common stock. If all such stock options were exercised, we would receive proceeds of approximately $11.5 million. We utilize the treasury stock method in determining the dilutive effect of outstanding stock options. Our basic earnings per share is computed as net income available to common shareholders divided by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur from common shares issuable through stock options and other convertible securities utilizing the treasury stock method. Diluted earnings per share is calculated by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of these occurrences.

Critical Accounting Policies

Our significant accounting policies are included in Note 2 to our consolidated financial statements which are included elsewhere in this report. These policies, along with the underlying assumptions and judgments made by our management in their application, have a significant impact on our consolidated financial statements.

Revenue Recognition. Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons, and is recognized at the time wagers are made net of winning payouts to patrons. Parimutuel commissions consist of commissions earned from thoroughbred and harness racing, and importing of simulcast signals from other race tracks. Parimutuel commissions are recognized at the time wagers are made. Such commissions are a designated portion of the wagering handle as determined by state racing commissions, and are shown net of the taxes assessed by state and local agencies, as well as purses and other contractual amounts paid to horsemen associations. We recognize revenues from fees earned through the exporting of simulcast signals to other race tracks at the time wagers are made. Such fees are based upon a predetermined percentage of handle as contracted with the other race tracks. Revenues from food and beverage are recognized at the time of sale and revenues from lodging are recognized on the date of stay. Other revenues are recorded at the time services are rendered or sales are completed. Lodging, food and beverage gratuitously provided to customers are not recognized as revenues.

Impairment of Long-Lived Assets and Intangibles. In accordance with *Statement of Financial Accounting Standards "(SFAS") No. 142, Goodwill and Other Intangible Assets* ("SFAS 142"), we reviewed the carrying value of our long-lived assets (including goodwill) whenever events or changes in circumstances indicate that such carrying values may not be recoverable annually. Unforeseen events, changes in circumstances and market conditions and material differences in estimates of future cash flows could negatively affect the fair value of our assets and result in an impairment charge. Fair value is the amount at which the asset could be bought or sold in a current transaction between willing parties. Fair value can be estimated utilizing a number of techniques including quoted market prices, prices for comparable assets, or other valuation processes involving estimates of cash flows, multiples of earnings or revenues. During 2008, we performed the annual impairment tests of goodwill and indefinite-lived intangible assets. As a result of these tests, we determined that there was no impairment of goodwill or indefinite-lived intangible assets, other than that related to Jackson Harness Raceway, as discussed previously.

Frequent Players Program. We offer programs whereby our participating patrons can accumulate points for wagering that can be redeemed for lodging, food and beverage, merchandise and cash. Based upon the historical point redemptions of frequent player program points, we record an estimated liability for the redemption of earned but unredeemed points. This liability can be impacted by changes in the programs, increases in membership and changes in the redemption patterns of our participating patrons. In late June 2008, we implemented a single frequent player's reward program for use at both Mountaineer and Presque Isle Downs.

Income Taxes. We account for our income taxes in accordance with SFAS 109, *Accounting for Income Taxes* ("SFAS 109"). Under SFAS 109, an asset and liability method is used whereby deferred tax assets and liabilities are determined based upon temporary differences between bases used for financial reporting and income taxes reporting purposes. Income taxes are provided based on the enacted tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance, when determined to be necessary, is provided for certain deferred tax assets if it is more likely than not that we will not realize tax assets through future operations. The Company and its subsidiaries file a consolidated federal income tax return. We are no longer subject to federal and state income tax examinations for years before 2005.

Effective January 1, 2007, we adopted Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Tax Positions—an Interpretation of SFAS No. 109* ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold an uncertain tax position is required to meet before tax benefits associated with such uncertain tax positions are recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 also requires that amounts recognized in the balance sheet related to uncertain tax positions be classified as a current or noncurrent liability, based upon the expected timing of the payment to a taxing authority. The cumulative effect of adopting FIN 48 increased total assets by $582,000 and total liabilities by $986,000, and decreased total shareholders' equity by $404,000.

Stock-Based Compensation. We account for stock-based compensation in accordance with SFAS 23(R), *Share-Based Payment* ("SFAS 123(R)"), which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statement of operations based on their fair values and that compensation expense be recognized for awards over the requisite service period of the award or to an employee's eligible retirement date, if earlier. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.

Fair Value Measurements. In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). The statement provides guidance for measuring the fair value of assets and liabilities and requires expanded disclosures about fair value measurements. SFAS 157 indicates that fair value should be determined based on the assumptions marketplace participants would use in pricing the asset or liability and provides additional guidelines to consider in determining the market-based measurement. In February 2008, the FASB delayed the effective date of SFAS 157 until January 1, 2009 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at least annually. We adopted SFAS 157 on January 1, 2008 for financial assets and financial liabilities, and there was no impact from the adoption of SFAS 157 to our consolidated financial statements. We do not expect the adoption of SFAS 157 for non-financial assets and liabilities to have a material impact on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to changes in interest rates primarily from our variable rate long-term debt arrangements. However, with the issuance of the fixed rate senior unsecured notes in March 2003 and senior subordinated notes in May 2006, our exposure to interest rate changes will be limited to amounts which may be outstanding under the $125 million Fifth Amended and Restated Credit Agreement, as amended, subject to mandatory scheduled commitment reductions (See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—*Liquidity and Sources of Capital*" which is included elsewhere in this report).

Depending upon the amounts outstanding under the Fifth Amended and Restated Credit Agreement, as amended, a hypothetical 100 basis point (1%) change in interest rates would result in an annual interest expense change of up to approximately $1,019,000.

At December 31, 2008, the fair value of our senior secured revolving credit facility and other long-term debt approximates the carrying value, except for our $130 million senior unsecured notes and $125 million senior subordinated notes for which the fair value was determined based upon market quotes. The aggregate fair value of the senior unsecured notes and senior subordinated notes was $166.5 million at December 31, 2008.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The consolidated financial statements and accompanying footnotes are set forth on pages F-1 through F-41 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We have established and maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports that we file under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, evaluated and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2008. They have concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed by us in the reports that we file under the Securities Exchange Act of 1934 is recorded, processed, summarized, evaluated and reported within the time periods specified in SEC rules and forms.

In connection with management's assessment of the Company's internal controls over financial reporting as of December 31, 2007, as discussed in Item 9A of the Form 10-K for the year ended December 31, 2007, management identified a material weakness in controls related to the Company's consolidated financial statement close process specific to not preparing its consolidated financial statements in a timely manner. Management believes the necessary steps have been implemented to refine the operation of internal controls at certain stages of the financial statement close process, including the monthly close of significant operating subsidiaries and preparation of certain consolidated financial statement information, and that the material weakness discussed in Management's Report on Internal Control in the Form 10-K for the year ended December 31, 2007, has been remediated during the completion of our financial statement close process for the year ended December 31, 2008.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). There are inherent limitations in the effectiveness of any internal control over financial reporting, including the possibility of human error and the circumvention or overriding of controls. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Accordingly, our internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation and assessed the effectiveness of our internal control over financial reporting as of December 31, 2008, based upon the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation and assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2008, to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, has issued an attestation report on the Company's internal control over financial reporting. Ernst & Young's attestation report on the Company's internal control over financial reporting is included in this report.

Changes in Internal Controls

Except for the final remediation of the material weakness identified as of December 31, 2007, there were no significant changes in our internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
MTR Gaming Group, Inc. and Subsidiaries

We have audited MTR Gaming Group, Inc's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). MTR Gaming Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting and appearing in the accompanying Item 9A Controls and Procedures. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, MTR Gaming Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of MTR Gaming Group, Inc. as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008 of MTR Gaming Group, Inc. and our report dated March 16, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
March 16, 2009

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item will be set forth in our definitive Proxy Statement for our 2009 Annual Meeting of Stockholders (our "Proxy Statement") or Form 10-K/A to be filed with the Securities and Exchange Commission no later than April 30, 2009, and is incorporated herein by reference.

We have adopted a code of ethics and business conduct applicable to all directors and employees, including the chief executive officer, chief financial officer and chief accounting officer. The code of ethics and business conduct is posted on our website, *http://www.mtrgaming.com* (accessible through the "Corporate Governance" caption of the Investor Relations page) and a printed copy will be delivered on request by writing to the corporate secretary at MTR Gaming Group, Inc., c/o corporate secretary, P.O. 358, Chester, West Virginia, 26034. We intend to satisfy the disclosure requirement regarding certain amendments to, or waivers from, provisions of its code of ethics and business conduct by posting such information on our website.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item will be set forth in our Proxy Statement or Form 10-K/A to be filed with the Securities and Exchange Commission no later than April 30, 2009, and is incorporated herein by reference.

ITEM 12. STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item will be set forth in our Proxy Statement or Form 10-K/A to be filed with the Securities and Exchange Commission no later than April 30, 2009, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by this Item will be set forth in our Proxy Statement or Form 10-K/A to be filed with the Securities and Exchange Commission no later than April 30, 2009, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item will be set forth in our Proxy Statement or Form 10-K/A to be filed with the Securities and Exchange Commission no later than April 30, 2009, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL SCHEDULES.

(a) Financial Statements (Included in Part II of this report):

(b) Financial Statements Schedules (Included in Part IV of this report):

Schedule II—Valuation Allowances for the years ended December 31, 2008, 2007, and 2006.

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(c) Exhibits:

EXHIBIT NO.	ITEM TITLE
3.1	Restated Certificate of Incorporation for Winner's Entertainment, Inc. dated August, 17, 1993 (incorporated by reference to our Form 10-K for the fiscal year ended December 31, 1993).
3.2	Amended By Laws (filed herewith).
3.3	Certificate of Amendment of Restated Certificate of Incorporation of Winner's Entertainment, Inc. dated October 10, 1996 (incorporated by reference to our report on Form 8-K filed November 1, 1996).
4.1	Excerpt from Common Stock Certificates (incorporated by reference to our report on Form 10-K filed March 30, 2001).
4.2	Indenture dated March 25, 2003 entered into by the Company, the Guarantors (as defined in the Indenture) and Wells Fargo Bank Minnesota, National Association, as Trustee [exhibits and annexes omitted] (incorporated by reference to our report on Form 10-K filed March 31, 2003).
4.3	Supplemental Indenture dated as of July 31, 2003 by and between Scioto Downs, Inc., as Additional Guarantor, and Wells Fargo Bank Minnesota, N.A., as Trustee (incorporated by reference to Exhibit 4.3 of our registration statement on Form S-4 (Amendment No. 1), filed August 6, 2003 (Registration No. 333-105528)).
4.4	Supplemental Indenture dated as of April 23, 2004, by and between Speakeasy Gaming of Fremont, Inc., as Additional Guarantor, and Wells Fargo Bank, N.A., as Trustee (incorporated by reference to our report on Form 10-Q for the quarter ended March 31, 2004).

EXHIBIT NO.	ITEM TITLE
4.5	Supplemental Indenture dated as of January 11, 2006 by and between Jackson Racing, Inc., as Additional Guarantor, and Wells Fargo Bank, N.A., as Trustee (incorporated by reference to our report on Form 10-K filed March 29, 2006).
4.6	Supplemental Indenture dated May 12, 2006, by and between the Company, certain of its wholly-owned subsidiaries (as guarantors), and Wells Fargo Bank, N.A. (incorporated by reference to our report on Form 10-Q for the quarter ended June 30, 2006).
4.7	Supplemental Indenture dated May 17, 2006, by and between the Company, certain of its wholly-owned subsidiaries (as guarantors) and Wells Fargo Bank, N.A. (incorporated by reference to our report on Form 10-Q for the quarter ended June 30, 2006).
4.8	Indenture dated May 25, 2006, by and between the Company, certain of its wholly-owned subsidiaries (as guarantors) and Wells Fargo Bank, N.A., including forms of the Note and the Guarantee (incorporated by reference to our report on Form 8-K filed May 26, 2006).
4.9	Supplemental Indenture to Indenture dated March 25, 2003 by and among the Company, certain wholly-owned subsidiaries of the Company (as Guarantors) and Wells Fargo Bank, N.A. (as Trustee) dated June 1, 2007 (incorporated by reference to our report on Form 8-K filed June 4, 2007).
4.10	Supplemental Indenture to Indenture dated May 25, 2006 by and among the Company, certain wholly-owned subsidiaries of the Company (as Guarantors) and Wells Fargo Bank, N.A. (as Trustee) dated June 1, 2007 (incorporated by reference to our report on Form 8-K filed June 4, 2007).
4.11	Supplemental Indenture dated June 15, 2007, by and between the Company, certain of its wholly-owned subsidiaries (as guarantors) and Wells Fargo Bank, N.A. supplementing the Indenture dated as of March 25, 2003 (incorporated by reference to our report on Form 8-K filed June 18, 2007).
4.12	Supplemental Indenture dated June 15, 2007, by and between the Company, certain of its wholly-owned subsidiaries (as guarantors) and Wells Fargo Bank, N.A. supplementing the Indenture dated as of May 25, 2006 (incorporated by reference to our report on Form 8-K filed June 18, 2007).
4.13	Supplemental Indenture dated March 7, 2008, by and between the Company, certain of its wholly-owned subsidiaries (as guarantors) and Wells Fargo Bank, N.A. supplementing the Indenture dated as of March 25, 2003 (incorporated by reference to our report on Form 10-K filed April 13, 2008).
4.14	Supplemental Indenture dated March 7, 2008, by and between the Company, certain of its wholly-owned subsidiaries (as guarantors) and Wells Fargo Bank, N.A. supplementing the Indenture dated as of May 25, 2006 (incorporated by reference to our report on Form 10-K filed April 13, 2008).
4.15	Instrument of Resignation, Appointment and Acceptance dated as of June 26, 2008, executed by the Company, Wells Fargo Bank, National Association, and Wilmington Trust Company (incorporated by reference to our report on Form 10-Q filed August 8, 2008).
10.1	MTR Gaming Group, Inc. 2002 Employee Stock Incentive Plan (incorporated by reference to our report on Form 10-Q for the quarter ended September 30, 2002).
10.2	Agreement dated November 1, 2008 between Mountaineer Park, Inc. and Racetrack Employees Union Local No. 101 [Schedules omitted] (filed herewith).

EXHIBIT NO.	ITEM TITLE
10.3	Member Control Agreement of North Metro Harness Initiative, LLC dated as of June 8, 2004 by and among Southwest Casino and Hotel Corp., MTR-Harness, LLC, and MTR Gaming Group, Inc. (incorporated by reference to our report on Form 10-Q for the quarter ended June 30, 2004).
10.4	2004 Stock Incentive Plan (Incorporated by reference to our Proxy Statement filed June 18, 2004).
10.5	2005 Stock Incentive Plan (incorporated by reference to our Proxy Statement filed June 17, 2005).
10.6	Universal Lease Agreement dated December 5, 2005 by and between Jackson Trotting Association, LLC and Jackson County Fairgrounds (incorporated by reference to our report on Form 10-K for the year ended December 31, 2005).
10.7	Employment Agreement dated October 19, 2006, by and between the Company and Edson R. Arneault (incorporated by reference to our report on Form 8-K filed October 24, 2006).
10.8	First Amendment to Employment Agreement dated as of August 28, 2008, by and between the Company and Edson R. Arneault (filed herewith).
10.9	Second Amendment to Employment Agreement dated as of October 15, 2008, by and between the Company and Edson R. Arneault (filed herewith).
10.10	Consulting Agreement dated as of October 15, 2008, by and between the Company and Edson R. Arneault (filed herewith).
10.11	Second Amendment to Deferred Compensation Agreement dated October 19, 2006, by and between the Company and Edson R. Arneault (incorporated by reference to our report on Form 8-K filed October 24, 2006).
10.12	Agreement dated December 16, 2006 by and between Mountaineer Park, Inc. and Mountaineer Park Horsemen's Benevolent and Protective Association, Inc. (incorporated by reference to our report on Form 10-K filed April 2, 2007).
10.13	Agreement dated February 22, 2007 by and between Presque Isle Downs, Inc. and the Pennsylvania Horsemen's Benevolent and Protective Association Inc. (incorporated by reference to our report on Form 10-K filed April 2, 2007).
10.14	Fifth Amended and Restated Credit Agreement dated September 22, 2006, by and among the Registrant, Mountaineer Park, Inc., Speakeasy Gaming of Las Vegas, Inc., Speakeasy Gaming of Fremont, Inc., Presque Isle Downs, Inc. and Scioto Downs, Inc. (each a wholly-owned subsidiary of the Registrant), and Wells Fargo Bank, National Association (incorporated by reference to our report on Form 8-K filed September 27, 2006).
10.15	First Amendment to Fifth Amended and Restated Credit Agreement dated June 19, 2007, by and among the Company, Mountaineer Park, Inc., Speakeasy Gaming of Las Vegas, Inc., Speakeasy Gaming of Fremont, Inc., Presque Isle Downs, Inc. and Scioto Downs, Inc. (each a wholly-owned subsidiary of the Company), and Wells Fargo Bank, National Association (incorporated by reference to our report on Form 8-K filed June 22, 2007).

EXHIBIT NO.	ITEM TITLE
10.16	Second Amendment to Fifth Amended and Restated Credit Agreement dated March 31, 2008 by and among the Registrant, Mountaineer Park, Inc., Speakeasy Gaming of Las Vegas, Inc., Presque Isle Downs, Inc. and Scioto Downs, Inc. (each a wholly-owned subsidiary of the Registrant), and Wells Fargo Bank, National Association (incorporated by reference to our report on Form 10-K filed April 13, 2008).
10.17	Fourth Amendment to Fifth Amended and Restated Credit Agreement dated December 19, 2008, by and among the Registrant, Mountaineer Park, Inc., Speakeasy Gaming of Las Vegas, Inc., Presque Isle Downs, Inc., and Scioto Downs, Inc. (each a wholly-owned subsidiary of the Registrant), and Wells Fargo Bank, National Association (incorporated by reference to our report on Form 10-K filed December 19, 2008).
10.18	Revolving Credit Note dated March 31, 2008, executed by the Company, Mountaineer Park, Inc., Speakeasy Gaming of Las Vegas, Inc., Presque Isle Downs, Inc. and Scioto Downs, Inc. (incorporated by reference to our report on Form 10-K filed April 3, 2008).
10.19	Stock Purchase Agreement dated June 26, 2007, by and between the Company and TLC Casino Enterprises, Inc. (incorporated by reference to our report on Form 8-K filed June 18, 2007).
10.20	Employment Agreement dated August 15, 2007, executed by the Company and John W. Bittner, Jr. (incorporated by reference to our report on Form 10-Q for the quarter ended September 30, 2007).
10.21	Amendment to Employment Agreement dated September 8, 2008, by and between the Company and John W. Bittner, Jr. (filed herewith).
10.22	Employment Agreement dated August 15, 2007, executed by the Company and Patrick J. Arneault (incorporated by reference to our report on Form 10-Q for the quarter ended September 30, 2007).
10.23	Amendment to Employment Agreement dated September 8, 2008 by and between the Company and Patrick J. Arneault (filed herewith).
10.24	2007 Stock Incentive Plan (incorporated by reference to our Proxy Statement filed April 30, 2007).
10.25	Asset Purchase and Sale Agreement dated January 11, 2008, by and between the Company and Lucky Lucy D LLC (incorporated by reference to our report on Form 8-K filed January 15, 2008).
10.26	Real Property Purchase and Sale Agreement dated January 11, 2008, by and between the Company and Ganaste LLC (incorporated by reference to our report on Form 8-K filed January 15, 2008).
10.27	Master Lease dated January 11, 2008, by and between Company and Ganaste LLC (incorporated by reference to our report on Form 8-K filed January 15, 2008).
10.28	Termination Agreement dated January 11, 2008, by and between Company and Ganaste LLC (incorporated by reference to our report on Form 8-K filed January 15, 2008).
10.29	Amendment dated February 29, 2008, to Stock Purchase Agreement dated June 26, 2007, by and among the Company and TLC Casino Enterprises, Inc. (incorporated by reference to our report on Form 8-K filed March 6, 2008).

EXHIBIT NO.	ITEM TITLE
10.30	Employment Agreement dated May 15, 2008, by and between the Company and David R. Hughes (incorporated by reference to our report on Form 10-Q filed on August 8, 2008).
10.31	Amendment to Employment Agreement dated October 16, 2008, by and between the Company and David R. Hughes (filed herewith).
14.1	Code of Ethics and Business Conduct of the Company (incorporated by reference to our report on Form 10-K for the year ended December 31, 2003).
14.2	Amendment to the Company's Code of Ethics and Business Conduct (incorporated by reference to our report on Form 8-K filed April 24, 2007).
21.1	Subsidiaries of the Registrant (filed herewith).
23.1	Consent of Ernst & Young LLP (filed herewith).
31.1	Certification of Robert F. Griffin pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of David R. Hughes pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of Robert F. Griffin in accordance with 18 U.S.C. Section 1350 (filed herewith).
32.2	Certification of David R. Hughes in accordance with 18 U.S.C. Section 1350 (filed herewith).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR GAMING GROUP, INC.

By: /s/ ROBERT F. GRIFFIN

Robert F. Griffin
President and Chief Executive Officer

Date: March 16, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the date indicated.

Signature	Capacity	
/s/ ROBERT F. GRIFFIN Robert F. Griffin	President and Chief Executive Officer	March 16, 2009
/s/ JEFFREY P. JACOBS Jeffrey P. Jacobs	Chairman	March 16, 2009
/s/ ROBERT A. BLATT Robert A. Blatt	Director	March 16, 2009
/s/ JAMES V. STANTON James V. Stanton	Director	March 16, 2009
/s/ DONALD J. DUFFY Donald J. Duffy	Director	March 16, 2009
/s/ LC GREENWOOD LC Greenwood	Director	March 16, 2009
/s/ RICHARD DELATORE Richard Delatore	Director	March 16, 2009

Signature	Capacity	
/s/ RAYMOND K. LEE Raymond K. Lee	Director	March 16, 2009
/s/ STEVEN M. BILLICK Steven M. Billick	Director	March 16, 2009
/s/ STANLEY R. GOROM III Stanley R. Gorom III	Director	March 16, 2009
/s/ DAVID R. HUGHES David R. Hughes	Corporate Executive Vice President and Chief Financial Officer	March 16, 2009
/s/ JOHN W. BITTNER, JR. John W. Bittner, Jr.	Executive Vice President of Finance and Accounting	March 16, 2009
/s/ KENNETH P. ZERN Kenneth P. Zern	Chief Accounting Officer	March 16, 2009

MTR GAMING GROUP, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
MTR Gaming Group, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of MTR Gaming Group, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MTR Gaming Group, Inc. at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,* effective January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of MTR Gaming Group, Inc's. internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania
March 16, 2009

MTR GAMING GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share amounts)

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 29,011	$ 31,045
Restricted cash	929	560
Accounts receivable, net of allowance for doubtful accounts of $125 in 2008 and $92 in 2007	7,717	10,050
Inventories	4,445	4,407
Deferred financing costs	4,444	3,203
Prepaid income taxes	7,059	851
Deferred income taxes	1,397	1,427
Prepaid expenses and other current assets	4,528	5,089
Assets held for deferred compensation	11,529	—
Assets of discontinued operations	36	18
Assets held for sale	—	3,290
Total current assets	71,095	59,940
Property and equipment, net	367,769	388,772
Goodwill	1,985	2,145
Other intangibles	68,819	69,043
Deferred financing costs, net of current portion	2,499	8,123
Equity method investment	—	11,609
Deposits and other	14,815	25,748
Assets of discontinued operations	728	3,292
Assets held for sale	—	42,648
Total assets	$527,710	$611,320
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,874	$ 8,835
Accounts payable—gaming taxes and assessments	6,848	9,446
Accrued payroll and payroll taxes	3,220	4,718
Accrued interest	4,933	6,456
Other accrued liabilities	14,680	11,575
Construction project liabilities	1,048	4,225
Deferred compensation	11,547	—
Current portion of long-term debt and capital lease obligations	20,498	11,008
Liabilities of discontinued operations	1,040	447
Liabilities held for sale	—	4,881
Total current liabilities	70,688	61,591
Long-term debt and capital lease obligations, net of current portion	357,112	420,520
Long-term deferred compensation	663	10,545
Deferred income taxes	3,644	896
Liabilities of discontinued operations	—	43
Liabilities held for sale	—	5,273
Total liabilities	432,107	498,868
Minority interest of discontinued operations	202	305
Commitments and contingencies	—	—
Shareholders' equity:		
Common stock, $.00001 par value; 50,000,000 shares authorized; 27,475,260 shares issued and outstanding at December 31, 2008 and 2007	—	—
Additional paid-in capital	61,774	60,478
Retained earnings	34,013	51,724
Accumulated other comprehensive loss	(386)	(55)
Total shareholders' equity	95,401	112,147
Total liabilities and shareholders' equity	$527,710	$611,320

See accompanying summary of accounting policies and notes to consolidated financial statements.

MTR GAMING GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share amounts)

	Years Ended December 31,		
	2008	2007	2006
Revenues:			
Gaming	$ 418,055	$ 370,956	$ 259,098
Parimutuel commissions	14,449	13,321	12,988
Food, beverage and lodging	35,963	29,449	22,320
Other	10,305	8,088	7,806
Total revenues	478,772	421,814	302,212
Less promotional allowances	(7,921)	(5,968)	(4,432)
Net revenues	470,851	415,846	297,780
Operating expenses:			
Costs of operating departments:			
Gaming	265,115	232,487	156,472
Parimutuel commissions	14,170	11,666	10,045
Food, beverage and lodging	28,767	25,228	15,595
Other	8,799	7,099	7,210
Marketing and promotions	15,864	17,621	8,719
General and administrative	67,176	61,663	48,145
Depreciation	29,839	27,793	20,101
Loss on disposal of property, net	2,956	133	245
Project opening costs	—	5,578	2,268
Total operating expenses	432,686	389,268	268,800
Operating income	38,165	26,578	28,980
Other (expense) income:			
Equity in loss of unconsolidated joint venture (including impairment loss of $8,750 in 2008)	(12,300)	(234)	—
Interest income	244	398	1,960
Interest expense	(40,764)	(34,774)	(17,047)
Loss on debt modification	(3,820)	—	—
(Loss) income from continuing operations before income taxes and minority interest	(18,475)	(8,032)	13,893
Benefit (provision) for income taxes	3,197	2,020	(6,656)
(Loss) income from continuing operations before minority interest	(15,278)	(6,012)	7,237
Minority interest	—	144	170
(Loss) income from continuing operations	(15,278)	(5,868)	7,407
Discontinued operations:			
Loss from discontinued operations before income taxes	(3,861)	(8,457)	(4,514)
Benefit for income taxes	1,428	2,966	1,553
Loss from discontinued operations	(2,433)	(5,491)	(2,961)
Net (loss) income	$ (17,711)	$ (11,359)	4,446
Net (loss) income per share—basic:			
Continuing operations	$ (0.56)	$ (0.21)	$ 0.27
Discontinued operations	(0.09)	(0.20)	(0.11)
Basic net (loss) income per share	$ (0.65)	$ (0.41)	$ 0.16
Net (loss) income per share—diluted:			
Continuing operations	$ (0.56)	$ (0.21)	$ 0.27
Discontinued operations	(0.09)	(0.20)	(0.11)
Diluted net (loss) income per share	$ (0.65)	$ (0.41)	$ 0.16
Weighted average number of shares outstanding:			
Basic	27,475,260	27,537,785	27,483,392
Diluted	27,475,260	27,537,785	27,764,688

See accompanying summary of accounting policies and notes to consolidated financial statements.

MTR GAMING GROUP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(dollars in thousands)

	Common Stock		Additional	Retained	Accumulated Other	
	Shares	Amount	Paid-In Capital	Earnings	Comprehensive Loss	Total
Balances, January 1, 2006	27,444,676	$ —	$61,376	$ 59,600	$ —	$120,976
Net income	—	—	—	4,446	—	4,446
Pension other comprehensive loss, net of tax of $25	—	—	—	—	(47)	(47)
Comprehensive income						4,399
Shares issued from exercise of stock options, including excess tax benefits of $79	60,850	—	488	—	—	488
Stock-based compensation	—	—	157	—	—	157
Stock option (162(m)) tax adjustment (Note 13)	—	—	(3,036)	—	—	(3,036)
Balances, December 31, 2006	27,505,526	—	58,985	64,046	(47)	122,984
Net loss	—	—	—	(11,359)	—	(11,359)
Pension other comprehensive loss, net of tax of $4	—	—	—	—	(8)	(8)
Comprehensive loss						(11,367)
Shares issued from exercise of stock options, including excess tax benefits of $54	54,734	—	544	—	—	544
Purchase and retirement of treasury stock	(85,000)	—	(97)	(559)	—	(656)
Stock-based compensation	—	—	1,046	—	—	1,046
Adoption of Accounting Standard–FIN 48	—	—	—	(404)	—	(404)
Balances, December 31, 2007	27,475,260	—	60,478	51,724	(55)	112,147
Net loss	—	—	—	(17,711)	—	(17,711)
Pension other comprehensive loss, net of tax of $178	—	—	—	—	(331)	(331)
Comprehensive loss						(18,042)
Stock-based compensation	—	—	1,296	—	—	1,296
Balances, December 31, 2008	27,475,260	$ —	$61,774	$ 34,013	$(386)	$ 95,401

See accompanying summary of accounting policies and notes to consolidated financial statements.

MTR GAMING GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Years ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net (loss) income	$(17,711)	$(11,359)	$ 4,446
Adjustments to reconcile net income to net cash provided by net operating activities:			
Depreciation	29,839	27,793	20,101
Amortization of deferred financing fees	4,299	2,983	2,432
Loss on debt modification	3,820	—	—
Impairment loss	8,750	—	—
Bad debt expense	37	16	164
Stock compensation expense	1,296	1,046	157
Deferred income taxes	3,597	(2,854)	(4,982)
Increase in long-term deferred compensation	1,665	861	1,633
Loss on disposal of property	2,956	133	245
Minority interest	—	(202)	(245)
Equity in loss of unconsolidated joint venture	3,550	234	—
Change in operating assets and liabilities:			
Accounts receivable	2,316	(2,901)	(549)
Prepaid income taxes	(6,208)	(851)	1,345
Other current assets	(10,869)	(2,951)	(1,402)
Accounts payable	(1,961)	(820)	1,487
Accrued liabilities	(8,193)	636	11,154
Net cash provided by continuing operating activities	17,183	11,764	35,986
Net cash (used in) provided by discontinued operating activities	(2,490)	3,216	6,220
Net cash provided by operating activities	14,693	14,980	42,206
Cash flows from investing activities:			
(Increase) decrease in restricted cash	(369)	(170)	23
Payment of Presque Isle Downs' slot license fee	—	(51,142)	—
Investment in Jackson Trotting Association, LLC	—	—	—
Investment in North Metro Harness Initiative, LLC	(499)	—	—
Purchase of off-track wagering facility	160	(7,104)	—
Decrease (increase) in deposits and other	11,157	(14,641)	(8,150)
Short-term investments	—	12,657	(12,657)
Contribution from minority interest holders	—	2,352	2,656
Proceeds from the sale of the Ramada Inn and Speedway Casino	12,818	—	—
Proceeds from the sale of Binion's Gambling Hall & Hotel	28,329	—	—
Proceeds from disposal of property	1,758	—	—
Capital expenditures	(11,734)	(86,776)	(141,081)
Net cash provided by (used in) continuing investing activities	41,620	(144,824)	(159,209)
Net cash used in discontinued investing activities	(119)	(1,957)	(3,206)
Net cash provided by (used in) investing activities	41,501	(146,781)	(162,415)
Cash flows from financing activities:			
Principal payments on long-term debt and capital lease obligations	(54,680)	(6,435)	(38,881)
Proceeds from issuance of long-term debt	—	158,533	38,127
Proceeds from issuance of senior subordinated notes	—	—	125,000
Financing cost paid	(3,525)	(7,797)	(5,544)
Purchase and retirement of treasury stock	—	(654)	—
Proceeds from exercise of stock options	—	490	409
Tax benefit from exercise of stock options	—	54	79
Net cash (used in) provided by continuing financing activities	(58,205)	144,191	119,190
Net cash used in discontinued financing activities	(23)	(133)	(126)
Net cash (used in) provided by financing activities	(58,228)	144,058	119,064
Net (decrease) increase in cash and cash equivalents	(2,034)	12,257	(1,145)
Less: Cash and cash equivalents related to the deconsolidation of North Metro Harness Initiative, LLC	—	(2,643)	—
Cash and cash equivalents, beginning of year	31,045	21,431	22,576
Cash and cash equivalents, end of year	$ 29,011	$ 31,045	$ 21,431
Cash paid during the year for:			
Interest paid	$ 36,700	$ 31,435	$ 20,644
Income taxes (refunded) paid	$ (2,421)	$ 4,624	$ 7,400

See accompanying summary of accounting policies and notes to consolidated financial statements.

MTR GAMING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND BASIS OF PRESENTATION

MTR Gaming Group, Inc. (the "Company" or "we"), a Delaware corporation, owns and operates racetrack, gaming and hotel properties in West Virginia, Pennsylvania, and Ohio.

The Company, through our wholly-owned subsidiaries, owns and operates The Mountaineer Casino, Racetrack & Resort in Chester, West Virginia; Presque Isle Downs & Casino in Erie, Pennsylvania; and Scioto Downs in Columbus, Ohio. We also own a 50% interest in North Metro Harness Initiative, LLC, which operates Running Aces Harness Park in Anoka County, Minnesota, and a 90% interest in Jackson Trotting Association, LLC.

During 2007 and part of 2008, we owned and operated Binion's Gambling Hall & Hotel in Las Vegas, Nevada, and the Ramada Inn and Speedway Casino in North Las Vegas, Nevada. As discussed in Note 4, we sold Binion's on March 7, 2008, pursuant to a Stock Purchase Agreement executed between the Company and TLC Casino Enterprises, Inc., and on June 3, 2008, we completed the sale of the Speedway pursuant to the terms of an Asset Purchase and Sale Agreement executed between the Company and Lucky Lucy D, LLC. Reclassifications have been made to the prior period presentation to reflect the assets and liabilities of Binion's and Speedway as held for sale and the operating results and cash flows as discontinued operations.

On December 4, 2008, Jackson Trotting Association, LLC ceased the operations of racing and simulcast wagering at Jackson Harness Raceway in Jackson, Michigan and surrendered the racing license to the Michigan Racing Commission. Accordingly, live and simulcast racing will not be scheduled in 2009. Through our wholly-owned subsidiary, Jackson Racing, Inc., we acquired a 90% interest in Jackson Trotting Association LLC in December 2005. Reclassifications have been made to the prior period presentation to reflect the assets, liabilities, operating results and cash flows of Jackson as discontinued operations.

Presque Isle Downs commenced slot machine gaming operations on February 28, 2007, and live thoroughbred horse racing with parimutuel wagering on September 1, 2007. During 2007, we completed 25 racing dates as approved by the Pennsylvania Racing Commission and during 2008 we completed 101 racing dates.

In April 2007, Scioto Downs, through its subsidiary RacelineBet, Inc., launched Racelinebet.com, a national account wagering service that offers online and telephone wagering on horse races as a marketing affiliate of AmericaTab LTD.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company as described in Note 1. All significant intercompany transactions have been eliminated in consolidation. Minority interests represent the proportionate share of the equity that is owned by third parties in entities controlled by the Company. The net income or loss of such entities is allocated to the minority interests based on their percentage ownership throughout the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses for the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all unrestricted, highly liquid investments purchased with a remaining maturity of 90 days or less. We maintain cash and cash equivalents with various financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. Cash and cash equivalents also includes cash maintained for gaming operations.

Restricted Cash

Restricted cash includes unredeemed winning tickets from its racing operations, funds related to horsemen's fines and certain simulcasting funds that are restricted to payments for improving horsemen's facilities and increasing racing purses at Scioto Downs, and short-term certificates of deposit that serve as collateral for certain bonding requirements.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and long-term and other debt. The fair value of our financial instruments approximates the carrying value at December 31, 2008 and 2007, except for our senior unsecured notes and senior subordinated notes. The aggregate fair value of our senior unsecured notes and senior subordinated notes was $166.5 million and $248.1 million at December 31, 2008 and 2007, respectively.

Inventories

Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market.

Deferred Financing Costs

Deferred financing costs that we incur in connection with the issuance of debt are deferred and amortized to interest expense over the life of the underlying debt. During each of the three years ended December 31, we incurred deferred financing costs as follows: 2008—$3.5 million; 2007—$7.8 million; and 2006—$5.5 million; and related amortization expense was as follows: 2008—$4.3 million; 2007—$3.0 million; and 2006—$2.4 million.

As a result of the Second and Fourth Amendments to our Fifth Amended and Restated Credit Agreement and the reduction in borrowing capacity as discussed in Note 7, we were required to proportionately reduce the amount of existing deferred financing costs. Consequently, we recorded write-offs of deferred financing costs of approximately $3.8 million during 2008. This amount is reflected in the consolidated statements of operations as a loss on debt modification.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major renewals and betterments that significantly extend the useful life of existing property and equipment are capitalized and depreciated, while expenditures for routine repairs and maintenance are

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

expensed as incurred. We capitalize direct materials, labor and interest during construction periods. Gains or losses on the disposal of property and equipment are included in operating income. Depreciation, which includes amortization of assets under capital leases, is computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	20 to 40 years
Furniture and fixtures	5 to 7 years
Equipment and automobiles	3 to 15 years

Interest is allocated and capitalized to construction in progress by applying our cost of borrowing rate to qualifying assets. Interest capitalized in 2007 and 2006 was $2.2 million and $6.0 million, respectively. There was no interest capitalized during 2008.

Goodwill and Other Intangible Assets

Goodwill and other indefinite-lived intangible assets are required to be evaluated for impairment on an annual basis in accordance with the provisions of *Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets* ("SFAS 142").

SFAS 142 requires a two-step process be performed to analyze whether or not goodwill and other indefinite-lived intangible assets have been impaired. Step one requires that the fair value be compared to book value. If the fair value is higher than the book value, no impairment is indicated and there is no need to perform the second step of the process. If the fair value is lower than the book value, step two must be evaluated. Step two requires that a hypothetical purchase price allocation analysis be done to reflect a current book value of goodwill. This current value is then compared to the carrying value of the asset. If the current fair value is lower than the carrying value, impairment must be recorded.

The costs associated with obtaining definite-lived intangible assets are deferred and amortized over their estimated useful lives. SFAS 142 also requires that definite-lived intangible assets are reviewed for impairment.

In accordance with the requirements of SFAS 142, we performed the annual impairment tests of our goodwill and other intangible assets as of December 31, 2008. As a result of these tests, we determined that there was no impairment of goodwill or intangible assets, other than that related to Jackson Harness Raceway, as discussed in Note 4.

Revenue Recognition

Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons, and is recognized at the time wagers are made net of winning payouts to patrons.

Parimutuel commissions consist of commissions earned from thoroughbred and harness racing, and importing of simulcast signals from other race tracks. Parimutuel commissions are recognized at the time wagers are made. Such commissions are a designated portion of the wagering handle as determined by state racing commissions, and are shown net of the taxes assessed by state and local agencies, as well as purses and other contractual amounts paid to horsemen associations. We recognize revenues from fees earned through the exporting of simulcast signals to other race tracks at the time

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

wagers are made. Such fees are based upon a predetermined percentage of handle as contracted with the other race tracks.

Revenues from food and beverage are recognized at the time of sale and revenues from lodging are recognized on the date of stay. Other revenues are recorded at the time services are rendered or merchandise is sold.

Promotional Allowances and Complimentaries

We offer certain promotional allowances to our customers, including complimentary lodging and food and slot machine vouchers. The retail value of these promotional items is shown as a deduction from total revenues on our consolidated statements of operations.

Total revenues do not include the retail amount of complimentaries provided gratuitously to customers. For each of the three years ended December 31, these complimentaries were as follows: 2008—$2.5 million; 2007—$2.3 million; and 2006—$2.2 million.

Frequent Players Program

We offer programs whereby our participating patrons can accumulate points for wagering that can be redeemed for lodging, food and beverage, merchandise and cash. Based upon the historical point redemptions of frequent player program points, we record an estimated liability for the redemption of earned, but unredeemed points. This liability can be impacted by changes in the programs, increases in membership and changes in the redemption patterns of our participating patrons.

Income Taxes

We account for our income taxes in accordance with *SFAS No. 109, Accounting for Income Taxes* ("SFAS 109"). Under SFAS 109, an asset and liability method is used whereby deferred tax assets and liabilities are determined based upon temporary differences between bases used for financial reporting and income taxes reporting purposes. Income taxes are provided based on the enacted tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance, when determined to be necessary, is provided for certain deferred tax assets if it is more likely than not that we will not realize tax assets through future operations. The Company and its subsidiaries file a consolidated federal income tax return. We are no longer subject to federal and state income tax examinations for years before 2005.

Effective January 1, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold an uncertain tax position is required to meet before tax benefits associated with such uncertain tax positions are recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 also requires that amounts recognized in the consolidated balance sheet related to uncertain tax positions be classified as a current or noncurrent liability, based upon the expected timing of the payment to a taxing authority.

As a result of the implementation of FIN 48, we recognized an increase in our accrued income tax liabilities of $986,000, which was accounted for as a $404,000 reduction to the January 1, 2007 balance

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of retained earnings and a $582,000 increase in deferred tax assets. Included in the increase in accrued income tax liabilities is approximately $602,000 of accrued interest. The liability for unrecognized tax benefits was approximately $465,000 as of January 1, 2007. The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is approximately $94,000.

Earnings per Share

Basic earnings per share is computed as net income available to common shareholders divided by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur from common shares issuable through stock options and other convertible securities utilizing the treasury stock method. Diluted earnings per share is calculated by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of these occurrences. For the years ended December 31, 2008 and 2007 all potentially dilutive options have been considered anti-dilutive because of the net loss from continuing operations for 2008 and 2007.

The following tables illustrate the required disclosure of the reconciliation of the numerators and denominators of the basic and diluted net income per share from continuing operations computations during each of the three years ended December 31.

	Year ended December 31		
	2008	2007	2006
	(dollars in thousands, except per share amounts)		
(Loss) income from continuing operations	$ (15,278)	$ (5,868)	$ 7,407
Loss from discontinued operations	(2,433)	(5,491)	(2,961)
Net (loss) income available to common shareholders	$ (17,711)	$ (11,359)	$ 4,446
Shares outstanding:			
Weighted average shares outstanding	27,475,260	27,537,785	27,483,392
Effect of dilutive securities—stock options	—	—	281,296
Diluted shares outstanding	27,475,260	27,537,785	27,764,688
Basic net (loss) income per common share:			
Continuing operations	$ (0.56)	$ (0.21)	$ 0.27
Discontinued operations	(0.09)	(0.20)	(0.11)
Basic net (loss) income per common share	$ (0.65)	$ (0.41)	$ 0.16
Diluted net (loss) income per common share:			
Continuing operations	$ (0.56)	$ (0.21)	$ 0.27
Discontinued operations	(0.09)	(0.20)	(0.11)
Diluted net (loss) income per common share	$ (0.65)	$ (0.41)	$ 0.16

The dilutive EPS calculations do not include potential dilutive securities for each of the three years ended December 31 because they were anti-dilutive, as follows: 2008—1.4 million; 2007—1.3 million; and 2006—1.0 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

We account for stock-based compensation in accordance with SFAS No. 123(R), *Share-Based Payment* ("SFAS 123(R)"), which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statement of operations based on their fair values and that compensation expense be recognized for awards over the requisite service period of the award or to an employee's eligible retirement date, if earlier. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow.

Reclassifications

Certain reclassifications have been made to the prior year's consolidated financial statement presentation to conform to the current presentation. These reclassifications did not affect our consolidated net income or cash flows.

New Accounting Pronouncements

Pronouncements Implemented

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which provides guidance for measuring the fair value of assets and liabilities and requires expanded disclosures about fair value measurements. SFAS 157 indicates that fair value should be determined based on the assumptions marketplace participants would use in pricing the asset or liability and provides additional guidelines to consider in determining the market-based measurement. In February 2008, the FASB delayed the effective date of SFAS 157 until January 1, 2009 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at least annually. We adopted SFAS 157 on January 1, 2008 for financial assets and financial liabilities, and there was no impact from the adoption of SFAS 157 to our consolidated financial statements. We do not expect the adoption of SFAS 157 for non-financial assets and liabilities to have a material impact on our consolidated financial statements.

SFAS 157 requires fair value measurement be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted market prices for identical assets and liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, for the asset or liability through corroboration with market data for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities (management's own assumptions about what market participants would use in pricing the asset or liability at the measurement date).

We have a deferred compensation arrangement with a former executive that is structured as a rabbi trust. The investments of the rabbi trust are valued using quoted market prices (Level 1 inputs). The fair value of the investments in the rabbi trust at December 31, 2008 was $11.5 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The carrying value of our senior secured revolving credit facility at December 31, 2008 approximates fair value based on the interest rates available on similar borrowings. The fair value of our $130 million senior unsecured notes and $125 million senior subordinated notes was $97.0 million and $69.5 million, respectively, at December 31, 2008. The fair value is determined based on Level 2 inputs including quoted market prices and bond terms and conditions.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We did not elect to apply the fair value option to any financial instruments.

3. RISKS AND UNCERTAINTIES (UNAUDITED)

Refinancing of Existing Indebtedness

Our $130 million 9.75% senior unsecured notes mature on April 1, 2010. However, our Fifth Amended and Restated Credit Agreement, as amended, requires us to refinance those notes with other unsecured indebtedness by January 2, 2010 on terms and conditions acceptable to our senior secured lenders. If the senior unsecured notes are not refinanced by this date, the maturity date of the amounts outstanding under our senior secured revolving credit facility will be accelerated to January 2, 2010. In any event, our credit agreement expires March 31, 2010. If we are unable to refinance our senior unsecured notes by either January 2, 2010, or an extended maturity deadline to which our senior secured lenders may approve, and our credit agreement by March 31, 2010, it would have a material adverse effect on our financial position and could raise doubts as to our ability to continue as a going concern.

Compliance with Debt Covenants

The Fifth Amended and Restated Credit Agreement, as amended, contains customary affirmative and negative covenants that include the requirement that we satisfy, on a consolidated basis, specified quarterly financial tests. Although we anticipate that we will maintain compliance with these covenants for each of the quarters in the year ending December 31, 2009, failure to meet these financial tests could result in a demand for the acceleration of repayment of amounts outstanding under the credit facility and would have a material adverse effect on our financial position and could raise substantial doubts as to our ability to continue as a going concern.

Concentration of Credit Risk

We maintain cash balances at certain financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation. In addition, we maintain significant cash balances on hand at our gaming facilities.

Cyclical Nature of Business

Our primary business involves leisure and entertainment. The economic health of the leisure and entertainment industry is affected by a number of factors that are beyond our control, including: (1) general economic conditions and economic conditions specific to our primary markets; (2) levels of

3. RISKS AND UNCERTAINTIES (UNAUDITED) (Continued)

disposable income of patrons; (3) increased transportation costs resulting in decreased travel by patrons; (4) local conditions in key gaming markets, including seasonal and weather-related factors; (5) increases in gaming and racing taxes or fees; (6) competitive conditions in the gaming, leisure and entertainment industry and in particular markets, including the effect of such conditions on the pricing of our products; (7) substantial price increases in the cost of energy in the United States; and (8) the relative popularity of entertainment alternatives to gaming and racing that compete for the leisure dollar. Any of these factors could materially adversely impact the leisure and entertainment industry generally, and as a result, our business, financial condition and results of operations.

It is unlikely that we will be able to obtain business interruption coverage for casualties resulting from severe weather, and there can be no assurance that we will be able to obtain casualty insurance coverage at affordable rates, if at all, for casualties resulting from severe weather.

Licensing

We are subject to extensive state and local regulation. State and local authorities require us and our subsidiaries to demonstrate suitability to obtain and maintain various licenses, and require that we have registrations, permits and approvals, to conduct gaming and racing operations, to sell alcoholic beverages and tobacco in our facilities and to operate our food service facilities. These regulatory authorities may, for any reason set forth in applicable legislation or regulation, limit, condition, suspend or revoke a license or registration to conduct gaming or racing operations or prevent us from owning the securities of any of our gaming or racing subsidiaries. In addition, we must periodically apply to renew many of our licenses or registrations. Any failure to maintain or renew our existing licenses, registrations, permits or approvals would have a material adverse effect on us. In addition, to enforce applicable laws and regulations, regulatory authorities may levy substantial fines against or seize the assets of our company, our subsidiaries or the people involved in violating gaming laws or regulations. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

All of the states in which we conduct live racing impose requirements with respect to the minimum number of live race dates annually. If we fail to meet the minimum live racing day requirements, suspension or non-renewal of our gaming licenses could result; which would have a material adverse effect on our business, financial condition, results of operations and ability to meet our payment obligations under our various debt instruments.

Potential Changes in Regulatory Environment

If current laws are modified, or if additional laws or regulations are adopted, it could have a material adverse effect on us. From time to time, legislators and special interest groups have proposed legislation that would restrict or prevent gaming or racing operations in the jurisdictions in which we operate. Restriction on or prohibition of our gaming or racing operations, whether through legislation or litigation, could have a material adverse effect on our business, financial condition and results of operations.

Taxation

We pay substantial taxes and fees with respect to our operations. From time to time, federal, state and local legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming and racing industry. Changes in the tax laws or administration of those laws, if adopted, could have a material adverse effect on our business, financial condition and results of operations.

3. RISKS AND UNCERTAINTIES (UNAUDITED) (Continued)

Competition

We face substantial competition in each of the markets in which our gaming and racing facilities are located. Some of the competitors have significantly greater name recognition and financial and marketing resources than we do; some are permitted to conduct additional forms of gaming; and some pay substantially lower taxes than we do, which may permit them to spend more for marketing and promotions and thus gain a competitive advantage over us. All of our gaming and racing operations primarily compete with other gaming and racing operations in their geographic areas. New expansion and development activity is occurring in each of the relevant markets, which may intensify competitive pressures and could have a material adverse effect on us.

Environmental Regulations

We are subject to various federal, state and local environmental laws and regulations that govern activities that may have adverse environmental effects, such as discharges to air and water, as well as the management and disposal of solid and hazardous wastes. These laws are complex, and subject to change. Under such laws and regulations, we may incur costs to obtain permits and other approvals required for our activities and operations, or to achieve or maintain compliance. In addition, we may face penalties or other liabilities in the event that we fail to comply with these laws and regulations.

4. ACQUISITIONS AND DISPOSITIONS OF PROPERTY

Jackson Trotting Association, LLC (d/b/a Jackson Harness Raceway)

On December 6, 2005, our wholly-owned subsidiary, Jackson Racing, Inc., acquired a 90% interest in Jackson Trotting Association, LLC, which operated Jackson Harness Raceway in Jackson, Michigan, and offered harness racing from late-April to mid-July, parimutuel wagering and casual dining. Jackson Harness Raceway is located on property leased from Jackson County, Michigan on the Jackson County Fairgrounds through December 31, 2012.

Since acquisition, Jackson Trotting has generated operating losses and is projecting further operating losses. Additionally, Jackson Trotting has substantially exhausted its operating funds, including funds provided by the Company. Furthermore, under the terms of our Fifth Amended and Restated Credit Agreement, as amended, we do not have the ability to provide further financial support to Jackson Trotting.

Based on the current and projected operating losses and the funding shortfall, we performed an evaluation to determine whether the assets of Jackson Trotting were impaired. Jackson Trotting's assets consisted primarily of a $2.6 million intangible asset that represented the assigned value of the racing licenses held by Jackson Trotting. The value assigned to the racing licenses considered that the racing licenses permit Jackson Trotting to conduct live racing and simulcasting operations, and if legislative proposals in Michigan were passed, would permit Jackson Trotting to operate electronic gaming devices.

Based upon the projected operating losses, our inability to provide further funding to Jackson Trotting and an assessment of the potential for legislation permitting gaming operations at the racetracks in Michigan, we concluded that the Jackson Trotting intangible asset was impaired and, accordingly, recorded an impairment loss of $2.6 million ($2.1 million net of tax) during 2008.

4. ACQUISITIONS AND DISPOSITIONS OF PROPERTY (Continued)

On December 4, 2008, Jackson Trotting ceased the operations of racing and simulcast wagering at Jackson Harness Raceway and surrendered the racing license to the Michigan Racing Commission. Accordingly, live and simulcast racing will not be scheduled in 2009. In connection with the closure Jackson Trotting recorded approximately $675,000 related to contractual obligations. Reclassifications have been made to the prior period presentation to reflect the assets, liabilities, operating results and cash flows of Jackson as discontinued operations.

North Metro Harness Initiative, LLC (d/b/a Running Aces Harness Park)

In June 2004, our wholly-owned subsidiary, MTR-Harness, Inc., acquired a 50% interest in North Metro Harness Initiative, LLC (*d/b/a Running Aces Harness Park*), then a wholly-owned subsidiary of Southwest Casino Corporation. In early 2008, North Metro completed construction of a harness racetrack and card room on a 178.4-acre site approximately 30 miles northeast of Minneapolis, Minnesota. Running Aces commenced live racing and simulcast operations (import and export) with parimutuel wagering on April 11, 2008, and opened a 50-table card room offering "non-banked" games (those in which the players play only against each other instead of against the house) on June 30, 2008.

The cost of construction of North Metro, including furniture, fixtures and equipment and start-up expenses, was approximately $62.5 million, $42.3 million of which was separately financed through Black Diamond Commercial Finance, LLC as agent (collectively, "Black Diamond"), without recourse to us except for a $1.0 million guarantee that we provided in July 2008. The guarantee will continue until the earlier of July 1, 2010 or prepayment of the Black Diamond credit agreement. Through December 31, 2008, we made aggregate capital contributions in North Metro of approximately $12.8 million (exclusive of legal and other fees). Additionally, in May 2008 we provided two letters of credit in the amounts of $238,625 (which was released in February 2009) and $135,000 (which is expected to be released in April 2009) and a surety bond in the amount of $250,000. During the year ended December 31, 2008, we recorded equity losses in North Metro of approximately $3.5 million.

On October 19, 2008, Southwest Casino Corporation sold its 50% membership interest in North Metro to Black Diamond for (i) $1.00; (ii) relief from a $1 million guarantee by Southwest of North Metro's obligations; (iii) a right to repurchase the membership interest; and (iv) certain other considerations. Although we have been in discussions with Black Diamond, we have not entered into similar agreements and continue to own our 50% membership interest in North Metro. Black Diamond has requested that we make additional investments in North Metro; however under the terms of our Fifth Amended and Restated Credit Agreement, as amended, we do not have the ability to provide further financial support to North Metro. Since acquiring 50% of the venture, Black Diamond has hired a management company to run the day-to-day operations, and on March 2, 2009, removed the board seat held by MTR-Harness, Inc. from North Metro's board of directors. Our interest in North Metro is pledged to Black Diamond as collateral for the construction loan.

On October 31, 2008, the Black Diamond credit agreement was amended to provide for additional loans to North Metro of up to $1,250,000 (with the making of such additional loans being subject to Black Diamond's sole and absolute discretion). Concurrently, Black Diamond lent North Metro an additional $650,000, of which $430,313 was applied to pay Black Diamond interest in arrears and of which $219,687 was lent to North Metro for additional working capital. On November 3, 2008, Black Diamond and MTR-Harness entered into a Forbearance Agreement pursuant to which Black Diamond agreed not to enforce, until November 25, 2008, its rights under the Black Diamond credit agreement

4. ACQUISITIONS AND DISPOSITIONS OF PROPERTY (Continued)

arising from the failure of North Metro to satisfy certain financial covenants, including the satisfaction of a minimum EBITDA threshold, a maximum leverage threshold, and a minimum cash requirement. On November 24, 2008, Black Diamond and MTR-Harness entered into an additional Forbearance Agreement pursuant to which Black Diamond agreed not to enforce its rights under the Black Diamond credit agreement until January 19, 2009. While Black Diamond has reserved all rights under the credit agreement, it has not taken any action with respect to MTR-Harness or the Company (other than the removal of MTR-Harness' board seat from North Metro's board of directors).

Based upon the current default under the Black Diamond credit agreement (subject to the above-mentioned Forbearance Agreement then in effect), Black Diamond's transaction with Southwest and our inability to provide further funding to North Metro, we determined that there was substantial doubt as to whether we could recover our investment in North Metro. Accordingly, during 2008 we recorded impairment losses of $8.7 million (for which a tax benefit could not be recognized). This amount has been included as equity in loss of unconsolidated joint venture in the consolidated statements of operations. In addition, because Black Diamond has not called our $1 million guarantee in whole or in part, and given the relief provided by Black Diamond to Southwest relative to its guarantee, we do not believe that payment of the guarantee is probable at this time. Accordingly, as of December 31, 2008, we have not recorded this obligation.

We previously determined that North Metro Harness Initiative, LLC was a variable interest entity in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46") and subsequent revision FIN 46R. We also determined that we were the primary beneficiary for North Metro within the meaning of FIN 46(R), and accordingly, began consolidating the financial statements of North Metro effective in October 2005. Upon execution of the non-recourse financing obtained by North Metro, we reassessed the conclusion that North Metro was a variable interest entity in accordance with FIN 46, and concluded that North Metro was no longer a variable interest entity. Therefore, effective April 30, 2007, we deconsolidated North Metro and applied the equity method to our investment in North Metro. The net operating loss and minority interest recorded by the Company through April 30, 2007 of $321,000 and $117,000, respectively, remained in our consolidated statement of operations, and North Metro's cash flows related to operating, investing and financing activities for the period January 1, 2007 through April 30, 2007 remained in our consolidated statement of cash flows. For the period subsequent to April 30, 2007, our equity in the loss of North Metro is included in "Equity in loss of unconsolidated joint venture." However, the guarantees on North Metro's credit facility discussed above necessitated a re-evaluation of whether North Metro is a variable interest entity in accordance with FIN 46. We completed this re-evaluation and determined that North Metro was not a variable interest entity; and therefore continued to apply the equity method to the investment in North Metro.

At December 31, 2008, North Metro had total assets and total liabilities of $59.5 million and $48.5 million, respectively. The assets consisted principally of gaming equipment, land, building and financing costs. Liabilities consisted primarily of accounts payable and borrowings under its financing agreement.

Binion's Gambling Hall & Hotel

On March 7, 2008, we sold 100% of the stock of our wholly-owned subsidiaries, Speakeasy Gaming of Fremont, Inc., which owned and operated Binion's Gambling Hall & Hotel, and Speakeasy Fremont

4. ACQUISITIONS AND DISPOSITIONS OF PROPERTY (Continued)

Experience Operating Company in accordance with the terms of a Stock Purchase Agreement dated June 26, 2007 (as subsequently amended), executed between the Company and TLC Casino Enterprises, Inc. The transaction was subject to purchase price adjustments based on changes in the net working capital, certain capital expenditures between execution and closing, and a $3.5 million working capital adjustment which remained with Binion's upon closing. Net cash to the Company at closing was approximately $28.0 million. However, in connection with our original acquisition of Binion's on March 11, 2004, we provided limited guarantees, which reduce each month as rental payments are made on certain land leases, some of which expired in March 2008, and three of which remained in effect. One of those three (approximately $0.6 million) expires in March 2009 and the two remaining leases (totaling approximately $2.0 million) expire in March 2010. The purchaser remains obligated to use its reasonable best efforts to assist us in obtaining releases of these guarantees.

In January 2009, the post-closing purchase price adjustment was settled with TLC Casino Enterprises, Inc. Accordingly, we paid TLC the total amount due of approximately $1.5 million. The amount was deposited into an escrow account and will be used to pay a portion of the land lease obligations that have been guaranteed by the Company as discussed above.

Binion's assets and liabilities have been reflected as held for sale in our consolidated balance sheets as of December 31, 2007 and 2006, and its operating results and cash flows have been reflected as discontinued operations for each of the three years ended December 31, 2008. On December 31, 2007, we recorded a loss of $2.0 million to adjust the carrying value of Binion's assets to the anticipated proceeds, less costs to sell. Upon completion of the sale on March 7, 2008, and resolution of the purchase price adjustment, we incurred an additional loss on disposal of $0.9 million.

Summary operating results for the discontinued operations and the assets and liabilities held for sale of Binion's as of and for the year ended December 31 are as follows:

	2008	2007	2006
	(dollars in thousands)		
Net revenues	$ 9,857	$59,778	$59,800
Loss from discontinued operations before income taxes	(2,436)	(7,972)	(5,359)
Loss from discontinued operations, net of income tax benefit	(1,507)	(5,171)	(3,508)
Assets held for sale:			
Current assets	—	3,115	3,284
Property and equipment	—	29,894	35,446
Other assets	—	2,442	1,532
Total assets held for sale	$ —	$35,451	$40,262
Liabilities held for sale:			
Current liabilities	—	4,829	5,881
Other noncurrent liabilities	—	5,273	5,316
Total liabilities held for sale	$ —	$10,102	$11,197

4. ACQUISITIONS AND DISPOSITIONS OF PROPERTY (Continued)

Ramada Inn and Speedway Casino

On June 3, 2008, our wholly-owned subsidiary, Speakeasy Gaming of Las Vegas, Inc., sold the gaming assets of the Ramada Inn and Speedway Casino to Lucky Lucy D, LLC in accordance with the terms of an Asset Purchase and Sale Agreement dated January 11, 2008. Pursuant to the terms of the agreement, Lucky Lucy paid $2.0 million in cash for the gaming assets and is obligated to pay an additional amount of up to $4.775 million subject to an earn-out provision based on the property's gross revenues over the four-year period that commenced January 11, 2008. Any proceeds that are received will be recorded as the amounts are realized. This sale was the second part of the transaction, the first part of which involved the sale of Speedway's real property to Ganaste LLC on January 11, 2008. A shareholder of Ganaste LLC is the sole owner of Lucky Lucy. Ganaste paid $11.4 million in cash for the real property.

Speedway's assets and liabilities have been reflected as held for sale in our consolidated balance sheets as of December 31, 2007 and 2006, and its operating results and cash flows have been reflected as discontinued operations for each of the three years ended December 31, 2008. On January 11, 2008, we recorded a gain on the sale of the real property in the amount of $2.8 million, and on June 3, 2008, we recorded a gain on the sale of the gaming assets in the amount of $1.2 million.

Summary operating results for the discontinued operations and the assets and liabilities held for sale of Speedway as of and for the year ended December 31are as follows:

	2008	2007	2006
	(dollars in thousands)		
Net revenues	$4,456	$10,988	$12,010
Gain from discontinued operations before income taxes	2,461	45	1,191
Gain from discontinued operations, net of income tax benefit	1,600	32	772
Assets held for sale:			
Current assets	—	175	169
Property and equipment	—	9,061	9,801
Other assets	—	(25)	—
Total assets held for sale	$ —	$ 9,211	$ 9,970
Liabilities held for sale:			
Current liabilities	—	52	67
Other noncurrent liabilities	—	—	—
Total liabilities held for sale	$ —	$ 52	$ 67

Presque Isle Downs and Casino

On July 26, 2007, pursuant to a preexisting agreement, we purchased the land, building and equipment, as well as the simulcast operations, of an off-track wagering facility in Erie, Pennsylvania for $7.0 million, plus related closing costs and legal fees. Approximately $6.5 million of the purchase price was allocated to real property and equipment based on an independent appraisal with the remaining amount attributable to goodwill. In January 2008, we entered into an agreement, as

4. ACQUISITIONS AND DISPOSITIONS OF PROPERTY (Continued)

amended, to sell three acres associated with this site for $1.35 million. This transaction is expected to close by mid-2009.

Other

As discussed in Note 8, in connection with an amendment to and expiration of the employment agreement with Edson R. Arneault, our former President and Chief Executive Officer, on October 31, 2008, Mr. Arneault received as part of the consideration in lieu of any and all payments that would otherwise become due and payable to him under the employment contract, the corporate residence and associated real property and furnishings. Although the conveyance of such property will not take place until May 1, 2009, we recorded a loss on disposal of $2.1 million at the time of the expiration of the employment contract.

As discussed in Note 8, Presque Isle Downs recorded a $1.5 million loss in December 2008 on the disposal of certain equipment components of its surveillance system that were defective and malfunctioning.

In October 2008, we received proceeds of $1.8 million related to the sale of our corporate airplane, which resulted in a gain of $0.7 million.

In March 2007, Binion's received approximately $1.3 million as a cash distribution (in lieu of common stock) for its interest as a member (policyholder) in a mutual insurance company that converted to a stock corporation and completed a successful public offering. This amount is included within discontinued operations in the consolidated statements of operations.

In June 2006, we incurred a loss on disposal of property of $268,000 related to land options and related legal and other costs associated with an unrealized development opportunity.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2008	2007
	(dollars in thousands)	
Land	$ 81,780	$ 82,341
Building and improvements	261,842	258,983
Equipment	148,541	147,382
Furniture and fixtures	19,972	20,042
Construction in progress	3,759	3,669
	515,894	512,417
Less accumulated depreciation	(148,125)	(123,645)
	$ 367,769	$ 388,772

Depreciation expense charged to operations related to property and equipment during each of the three years ended December 31 was as follows: 2008—$29.8 million; 2007—$27.8 million; and 2006—$20.1 million.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

The gross carrying value, accumulated amortization and net book value of each major component of our goodwill and other intangible assets at December 31 was as follows:

	2008			2007		
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
	(dollars in thousands)					
Goodwill	$ 4,267	$2,282	$ 1,985	$ 4,427	$2,282	$ 2,145
Licensing costs	68,819	—	68,819	69,764	721	69,043
	$73,086	$2,282	$70,804	$74,191	$3,003	$71,188

The accumulated amortization related to goodwill and licensing costs was expensed prior to our adoption of the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets effective January 1, 2002. There was no amortization expense related to goodwill or other intangible assets for any of the three years ended December 31, 2008.

In connection with the sales of Binion's and Speedway during 2008, we surrendered our gaming license in Nevada. Accordingly, unamortized Nevada licensing costs of $426,000 were written off. In addition, during 2008 we reduced the carrying value of the goodwill associated with an off-track wagering facility that we purchased in 2007. The reduction resulted from the receipt of funds in 2008 associated with the resolution of a dispute.

7. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations at December 31 are summarized as follows:

	2008	2007
	(dollars in thousands)	
Senior unsecured notes (net of unamortized discount of $277 and $499, respectively)	$129,723	$129,501
Senior subordinated notes	125,000	125,000
Senior secured revolving credit facility	101,949	143,423
Promissory notes and other long-term debt	16,449	28,437
Capital lease obligations	4,489	5,167
	377,610	431,528
Less current portion	(20,498)	(11,008)
Long-term portion	$357,112	$420,520

Senior Unsecured Notes

On March 25, 2003, pursuant to SEC Rule 144A we consummated the private sale of $130 million of 9.75% senior unsecured notes that were priced at 98.806%, which we subsequently exchanged for registered notes. The senior unsecured notes mature on April 1, 2010. We may redeem all or a portion of the senior unsecured notes at a premium that will decrease over time as set forth in the agreement,

7. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

plus accrued and unpaid interest. The discount is being amortized over the term of the notes and is included in interest expense in the consolidated statements of operations.

Senior Subordinated Notes

On May 25, 2006, we consummated the private sale of $125 million of 9% senior subordinated notes pursuant to SEC Rule 144A, which we subsequently exchanged for registered notes. The net proceeds after fees and expenses were $123.2 million, of which $38.6 million was used to repay all outstanding borrowings, including accrued interest, under the Fourth Amended and Restated Credit Agreement.

The senior subordinated notes mature in their entirety on June 1, 2012. At any time on or after June 1, 2009, we may redeem all or a portion of the notes at a premium that will decrease over time (104.5% to 100%) as set forth in the agreement, plus accrued and unpaid interest. At any time prior to June 1, 2009, we may redeem up to 35% of the aggregate principal amount of the notes (subject to certain limitations as specified in the agreement) at a redemption price of 109% of the principal amount, plus accrued and unpaid interest, with the net cash proceeds of public offerings of our common stock. However, the Fifth Amended and Restated Credit Agreement restricts our ability to redeem the notes.

Credit Agreement

On September 26, 2006, we entered into the Fifth Amended and Restated Credit Agreement, which provided for a five-year maturity and consisted of a senior secured revolving credit facility in the amount of $105.0 million (including a commitment for an increase of the credit facility up to an additional $50.0 million subject to certain conditions). Of this amount, $60.0 million was to be available for letters of credit and up to $10.0 million for short-term funds under a "swing line" facility.

The credit agreement bore interest based, at our option, on either the agent bank's base rate or LIBOR, in each case plus a margin that was based on our leverage ratio at the time, which ranged from 100 to 212.5 basis points for the base rate loans and 175 to 287.5 basis points for the LIBOR loans. We were also required to pay a quarterly non-usage commitment fee which is based upon the leverage ratio. The credit agreement also contained covenants that restricted our ability to make investments, incur additional indebtedness, incur guarantee obligations, pay dividends, create liens on assets, make acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with subsidiaries and affiliates.

On June 19, 2007, we entered into the First Amendment to the Fifth Amended and Restated Credit Agreement. The First Amendment among other things (i) provided for an increase of the aggregate commitment (as defined in the Agreement) from $105.0 million to $155.0 million; (ii) increased the maximum permitted expansion capital expenditures for our Presque Isle Downs facility from $256.0 million to $296.0 million; and (iii) increased the permitted investments in MTR-Harness, Inc. from $12.5 million to $15 million.

On March 31, 2008, we entered into the Limited Waiver and Second Amendment to the Fifth Amended and Restated Credit Agreement. The Second Amendment among other things (i) provided for a decrease of the aggregate commitment (as defined in the credit agreement) from $155.0 million to $125.0 million; (ii) eliminated the LIBOR loan option and established the interest rate at prime plus 2.25%; (iii) restricted the amount of additional borrowings unless certain pro forma leverage ratios are

7. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

achieved; (iv) revised the maturity date from September 27, 2011 to March 31, 2010 provided the senior unsecured notes are fully refinanced by October 1, 2009; (v) commenced commitment reductions on September 30, 2008 versus December 31, 2008; (vi) limited additional investments in MTR-Harness, Inc. (which owns a 50% interest in North Metro Harness Initiative, LLC) and Jackson Racing, Inc. (which owns a 90% interest in Jackson Trotting Association, LLC) subsequent to March 31, 2008 to $1.25 million in the aggregate; and (vii) modified certain covenants and related definitions. In connection with the Second Amendment we were required to pay fees of $2.8 million, exclusive of legal fees and other costs.

On May 9, 2008, we entered into the Third Amendment to the Fifth Amended and Restated Credit Agreement. The Third Amendment among other things revised the definition of investments to include investments made after May 9, 2008 in North Metro consisting of a guaranty or guarantees by the Company in favor of an approved equipment financing company so long as the maximum liability under such guaranty or guarantees and, accordingly, the maximum amount of such investment does not exceed $1.1 million in the aggregate.

On December 19, 2008, we entered into the Fourth Amendment to the Fifth Amended and Restated Credit Agreement. The Fourth Amendment among other things (i) reduced the aggregate commitment under the agreement from $125 million to $110 million; (ii) revised the aggregate commitment reduction schedule; (iii) revised the definition of base rate and applicable margin with respect to the applicable interest rate and computation of fees and charges; (iv) revised the definition of EBITDA to include a provision for one or more addbacks for severance costs for a specified period up to $2 million; (v) revised the definition of excess cash on hand for covenant calculation purposes; and (vi) revised the required refinancing date of the senior unsecured notes from October 1, 2009 to January 2, 2010. Additionally, during each quarter of 2009 through January 1, 2010, the margin with respect to the applicable interest rate increases by ½% from 2.75% to 4.75%, respectively, on the total amount outstanding under our credit facility.

As a result of the Second and Fourth Amendments to our credit agreement and the reduction in borrowing capacity, we were required to proportionately reduce the amount of existing deferred financing costs. Consequently, we recorded write-offs of deferred financing costs of approximately $3.8 million during 2008. This amount is reflected in the consolidated statements of operations as a loss on debt modification.

The credit agreement, as amended, contains customary affirmative and negative covenants that include the requirement that we satisfy, on a consolidated basis, specified quarterly financial tests. We maintained compliance with these covenants as of December 31, 2008.

The amount that may be borrowed under the credit agreement is subject to a debt incurrence test provided by the indentures governing our senior unsecured notes and senior subordinated notes. Prior to entering into the First Amendment, we obtained the required consents from the holders of our senior notes and senior subordinated notes to amend the indentures governing the senior notes and senior subordinated notes. The amendment to the indentures increased the permitted debt "basket" (i.e. the amount we may borrow whether or not we satisfy the debt incurrence tests) for debt incurred under our credit facility from $85.0 million to $135.0 million. We paid a consent fee equal to $7.50 and $20.00 per $1,000 of principal to the holders of the senior notes and senior subordinated notes, respectively, or an aggregate of $3.4 million. Commencing in the second quarter of 2008 and until the senior subordinated notes are no longer outstanding, we are required to pay additional consent fees of

7. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

$5.00 per $1,000 of principal to the holders of our senior subordinated notes if we do not satisfy certain quarterly financial ratios. We have not met these ratios and therefore recorded additional expense of $1.875 million for the last three quarters of 2008.

In order to borrow additional amounts that would be subordinated to amounts under the credit agreement, we must satisfy the debt incurrence tests provided by the credit agreement, and for amounts in excess of the amended permitted debt basket and the $10 million other permitted indebtedness basket under the indentures governing the senior unsecured notes and senior subordinated notes (subject to limitations under the credit agreement), we must either satisfy the debt incurrence tests provided by the indentures or obtain the prior consents of the holders of at least a majority in aggregate principal amount of those notes that are not owned by the Company or any of its affiliates. Currently, our borrowings under the credit facility are limited to a total of $107.3 million, subject to further mandatory scheduled commitment reductions of 2.5% per quarter that commenced December 22, 2008 through September 22, 2009, and 5% for the quarter ending December 31, 2009.

Obligations under the credit agreement are guaranteed by each of our operating subsidiaries. Borrowings under the credit agreement and the subsidiary guarantees are secured by substantially all of our assets and the assets of the subsidiary guarantors. Future subsidiaries will be required to enter into similar pledge agreements and guarantees.

The credit agreement, as amended, likewise requires us to refinance our senior unsecured notes with other unsecured indebtedness by January 2, 2010 on terms and conditions acceptable to our senior secured lenders. If the senior unsecured notes are not refinanced prior to this date, the maturity date of the amounts outstanding under our credit facility will be accelerated to January 2, 2010. In any event, our credit agreement expires March 31, 2010. We are currently evaluating our financing options and are in discussions with our lenders and advisors. Amounts outstanding under the credit facility will be classified to "current obligations" for financial reporting purposes at March 31, 2009.

At December 31, 2008 and 2007, borrowings of $101.9 million and $143.4 million, respectively, and letters of credit for approximately $1.5 million were outstanding under the credit facility. On March 7, 2008, we utilized $27.6 million of the proceeds from the sale of Binion's to reduce amounts outstanding under the credit facility, and during 2008, we further reduced amounts outstanding under the credit facility by $13.9 million. The credit agreement also requires mandatory scheduled commitment reductions that will reduce the available borrowing commitment to $94.4 million by December 31, 2009. During the year ended December 31, 2007, we borrowed $143.4 million under the credit facility, which included $50 million paid to the Commonwealth of Pennsylvania on February 21, 2007 for the Presque Isle Downs slot license fee. Upon payment of this fee, the previously issued $50 million letter of credit was returned and cancelled.

Other Debt Financing Arrangements

In April 1999, Scioto Downs, Inc. entered into a term loan agreement that provides for monthly payments of principal and interest of $30,025 through September 2013. The effective interest rate is 6.25% per annum. The term loan is collateralized by a first mortgage on Scioto Downs' real property facilities, as well as other personal property, and an assignment of the rents from lease arrangements. At December 31, 2008 and 2007, there was $1.4 million and $1.7 million, respectively, outstanding under the term loan. The term loan agreement contains an acceleration clause whereby the lender has the right to declare the loan immediately due and payable if, in the lender's judgment, an event has occurred which is likely to have a material adverse effect on the Company.

7. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

On January 17, 2007, Presque Isle Downs issued a promissory note for $6.6 million to National City Equipment Finance, a division of National City Commercial Capital, LLC. The funds were used to pay for 457 slot machines that were delivered to Presque Isle Downs in December 2006. Under the terms of the note, we are required to make 36 monthly installments of principal and interest in the amount of $208,988 beginning on May 17, 2007 through April 17, 2010, with the final installment to include all unpaid principal and interest. Interest on the unpaid principal balance is 7.83% per annum. As of December 31, 2008 and 2007, there was $3.2 million and $5.3 million, respectively, outstanding under the promissory note.

On January 17, 2007, Presque Isle Downs issued a promissory note for $3.6 million to CIT Lending Services Corporation. The funds were used to pay for 252 slot machines that were delivered to Presque Isle Downs in December 2006. Under the terms of the note, interest is payable monthly beginning on February 1, 2007; and principal is payable in 36 monthly installments of $100,000 beginning on May 1, 2007 through April 1, 2010, with the final installment to include all unpaid principal and interest. Interest on the unpaid principal balance is LIBOR plus 3.25% per annum. On September 24, 2007, 120 slot machines and the related outstanding loan balances of approximately $1.4 million included in the above financing were transferred to Mountaineer. As of December 31, 2008 and 2007, there was $0.9 million and $1.5 million, respectively, outstanding under the promissory note.

On January 23 2007, Presque Isle Downs issued a promissory note for $1.9 million to Fifth Third Bank. The funds were used to pay for 146 slot machines that were delivered to Presque Isle Downs in December 2006. Under the terms of the note, we are required to make 36 monthly installments of principal and interest in the amount of $59,331 beginning on May 19, 2007 through April 19, 2010, with the final installment to include all unpaid principal and interest. Interest on the unpaid principal balance is 7.90% per annum. As of December 31, 2008 and 2007, there was $0.9 million and $1.5 million, respectively, outstanding under the promissory note.

On January 24, 2007, Presque Isle Downs issued a promissory note for $3.7 million to Fifth Third Bank. The funds were used to pay for a player tracking system. Under the terms of the note, we are required to make 36 monthly installments of principal and interest in the amount of approximately $119,000 beginning on May 24, 2007 through April 19, 2010, with the final installment to include all unpaid principal and interest. Interest on the unpaid principal balance is 7.91% per annum. As of December 31, 2008 and 2007, there was $1.8 million and $3.0 million, respectively, outstanding under the promissory note.

On February 2, 2007, Presque Isle Downs issued a promissory note for $9.3 million to PNC Equipment Finance, LLC. The funds were used to pay for 770 slot machines that were delivered to Presque Isle Downs in December 2006. Under the terms of the note, we are required to make 36 monthly installments of principal and interest in the amount of $298,544 beginning on June 2, 2007 through May 2, 2010, with the final installment to include all unpaid principal and interest. Interest on the unpaid principal balance is 8.08% per annum. As of December 31, 2008 and 2007 there was $4.5 million and $7.6 million, respectively, outstanding under the promissory note.

On March 2, 2007, Presque Isle Downs issued a promissory note for $4.0 million to Fifth Third Bank. The funds were used to pay for 325 slot machines. Under the terms of the note, we are required to make 36 monthly installments of principal and interest in the amount of approximately $130,000 beginning on July, 2007 through June 2, 2010, with the final installment to include all unpaid principal

7. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

and interest. Interest on the unpaid principal balance is 7.89% per annum. As of December 31, 2008 and 2007 there was $2.1 million and $3.4 million, respectively, outstanding under the promissory note.

On August 6, 2007, Mountaineer entered into a capital lease obligation for approximately $1.8 million to finance the purchase of 137 slot machines. The lease agreement requires repayment in 36 monthly installments of $57,618, which includes interest at 7.64% per annum. As of December 31, 2008 and 2007, there was $1.0 million and $1.6 million, respectively, outstanding under this capital lease obligation.

On September 12, 2007, Mountaineer entered into a capital lease obligation to finance the purchase of surveillance equipment totaling $4.1 million. Mountaineer requested draws on the capital lease as the surveillance contractor met milestones set forth in the purchase contract. During 2008 and prior to completing the financing, we borrowed $0.5 million under this capital lease. The financing was completed in June 2008 at terms that included repayment over 36 months with interest at the rate of 6.21%. Until the contractor delivered and installed all of the surveillance equipment, Mountaineer paid only interest at LIBOR plus 2.5%. At December 31, 2008 and 2007, there was $3.5 million and $3.6 million, respectively, outstanding under the capital lease.

On September 24, 2007, Mountaineer entered into a promissory note for $1.4 million to CIT Lending Services Corporation. The funds were used to pay for 120 slot machines transferred from Presque Isle Downs. Under the terms of the note, interest is payable monthly beginning on October 1, 2007; and principal is payable in 31-monthly installments of $44,977 beginning on October 1, 2007 through April 1, 2010, with the final installment to include all principal and interest. Interest on the unpaid principal balance is LIBOR plus 3.25% per annum. As of December 31, 2008 and 2007, there was $0.7 million and $1.3 million, respectively, outstanding under the promissory note.

On October 17, 2007, Presque Isle Downs issued a promissory note for $1.3 million to PNC Equipment Finance, LLC. The funds were used to pay for 120 slot machines. Under the terms of the note, we are required to make 36 monthly installments of principal and interest in the amount of approximately $41,000 beginning on November 17, 2007 through October 17, 2010, with the final installment to include all unpaid principal and interest. Interest on the unpaid principal balance is 7.26% per annum. As of December 31, 2008 and 2007, there was $0.8 million and $1.3 million, respectively, outstanding under the promissory note.

On November 28, 2007, we re-financed approximately $1.7 million that was outstanding and payable in November 2007 under a promissory note issued in connection with the acquisition of our corporate airplane in 2002. Under the terms of this note we were required to make 59 monthly payments of $24,000 commencing January 15, 2008, which included interest at 6.28% per annum and a final payment of $652,000. The corporate airplane was sold in October 2008 for $1.8 million, of which $1.6 million was used to repay the outstanding obligation related to the airplane. As of December 31, 2007 there was $1.7 million outstanding under the promissory note.

Property, plant and equipment at December 31 includes the following for capitalized leases:

	2008	2007
	(dollars in thousands)	
Equipment	$ 5,963	$ 5,807
Less allowance for depreciation	(1,497)	(311)
	$ 4,466	$ 5,496

7. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

Annual Commitments

Scheduled principal payments under all long-term debt and capital lease agreements at December 31, 2008 were as follows:

	Long-Term Debt	Capital Leases
	(dollars in thousands)	
2009	$ 18,543	$ 2,189
2010	228,807	1,901
2011	342	749
2012	125,325	—
2013	262	—
Thereafter	—	—
Total long-term debt/minimum lease payments	373,279	4,839
Less amount representing interest	—	(350)
Less amount representing discount and premium, net	(158)	—
	373,121	4,489
Less current maturities	(18,543)	(1,955)
Long-term maturities	$354,578	$ 2,534

8. COMMITMENTS AND CONTINGENCIES

Bond Requirements

Mountaineer is required to maintain bonds in the aggregate amount of $800,000 for the benefit of the West Virginia Lottery Commission through June 30, 2009. The bonding requirements have been satisfied via the issuance of surety bonds and a letter of credit. Presque Isle Downs is also required to maintain a slot machine payment bond for the benefit of the Commonwealth of Pennsylvania in the amount of $1 million. The bonding requirement has been satisfied via the issuance of a surety bond.

Operating and Land Leases

We lease equipment, including some of our slot machines, timing and photo finish equipment, videotape and closed circuit television equipment, and certain parimutuel equipment under operating leases. During each of the three years ended December 31, total rental expense under these leases was as follows: 2008—$0.9 million; 2007—$0.7 million; and 2006—$0.8 million.

Prior to our sale Binion's on March 7, 2008, as discussed in Note 4, we were party to land leases for certain portions of the acreage upon which the property was situated. The leases expired on various dates through 2074, with aggregate current annual rentals of approximately $6.5 million, which were subject to certain periodic increases; such amounts have been excluded from the future minimum annual lease payments below. However, in connection with our original acquisition of Binion's on March 11, 2004, we provided limited guarantees, which reduce each month as rental payments are made on certain land leases, some of which expired in March 2008, and three of which remained in effect. One of those three (approximately $0.6 million) expires in March 2009 and the two remaining leases (totaling approximately $2.0 million) expire in March 2010. However, in connection with the

8. COMMITMENTS AND CONTINGENCIES (Continued)

January 2009 settlement of the post-closing purchase price adjustment with TLC Casino Enterprises, Inc., as discussed in Note 4, we deposited approximately $1.5 million in an escrow account that will be used to pay a portion of these land lease obligations that have been guaranteed by the Company.

Jackson Harness Raceway is located on property leased from Jackson County, Michigan on the Jackson County Fairgrounds through December 31, 2012. Rentals include certain base amounts, subject to annual increases, as well as percentages of live and simulcasting parimutuel wagering handle. The minimum combined live and simulcast rental is $85,000. We are also required to make certain capital expenditures during the course of the lease. In connection with Jackson Trotting's closure of racing and simulcast wagering operations on December 4, 2008, as discussed in Note 4, we accrued the remaining obligations with respect to the leases and capital expenditures, which amounted to $0.6 million at December 31, 2008.

Future Minimum Lease Payments

Future annual minimum payments under all material operating and land leases at December 31, 2008 were as follows:

	Operating	Land
	(dollars in thousands)	
2009	$913	$85
2010	772	85
2011	741	85
2012	412	85
2013	59	—
Thereafter	—	—

Litigation

On May 5, 2006, HHLV Management Company, LLC, an affiliate of Harrah's Entertainment, Inc., served a complaint for breach of contract against Speakeasy Gaming of Fremont, Inc. (and MTR Gaming Group, Inc. as guarantor of the obligations of Speakeasy Gaming of Fremont, Inc.). The complaint alleges that HHLV is entitled to an additional $5 million of purchase price pursuant to the Purchase Agreement by which Speakeasy Gaming of Fremont acquired Binion's Gambling Hall and Hotel. The Company and Speakeasy Gaming of Fremont, Inc. answered the complaint, generally denying liability and filed counterclaims for breach of contract, breach of duty of good faith and fair dealing, and fraudulent or intentional misrepresentations. By order filed on October 2, 2006, the court dismissed the Company's counterclaims that were based on fraud and bad faith, but preserved the counterclaim based on breach of contract. The parties have agreed in principal to settle the matter for $1.75 million with payment to be made upon settlement of all other accounts between the parties. This amount has been accrued in our consolidated balance sheet as of December 31, 2008 and 2007.

On January 17, 2006, Gary Birzer, a jockey who was injured during a race at Mountaineer in July 2004, filed a first amended complaint in which he alleges that Mountaineer was negligent in its design, construction and maintenance of the racetrack as well as in its administration of races. Mr. Birzer seeks medical expenses to date of $550,000, future medical expenses, unspecified lost wages and other

8. COMMITMENTS AND CONTINGENCIES (Continued)

damages resulting from his injuries. Mr. Birzer seeks in excess of $10 million in damages. Mr. Birzer's wife seeks $2 million for loss of consortium. Mountaineer has answered the complaint, denying any negligence or wrongdoing and further alleging that Mr. Birzer's injuries, to the extent the result of negligence, resulted from Mr. Birzer's own negligence or the negligence of others. Though the complaint is unclear as to the basis for liability against the Company, it appears that the Company was named a defendant because it is Mountaineer's parent company and allegedly conspired with the other defendants to cause Mr. Birzer's injuries. We believe, but cannot assure, that we have sufficient liability insurance coverage for these claims.

During 2008, Presque Isle Downs was required to replace certain equipment components of the Presque Isle Downs surveillance system that were defective and malfunctioning at a cost of $1.9 million. This resulted in the write-off of approximately $1.5 million relating to the net book value of the equipment being replaced. We are pursuing legal action to recover the cost of replacing the equipment.

We are also party to various lawsuits, which have arisen in the normal course of our business. The liability arising from unfavorable outcomes of those lawsuits is not expected to have a material impact on our consolidated financial condition or results of operations.

Presque Isle Downs

We incurred approximately $294 million in costs to build Presque Isle Downs, which includes land acquisition and construction costs, gaming and operations equipment, licensing fee, project opening expenses and all other costs associated with the project. These costs are net of $3.2 million received from the Pennsylvania Horsemen's Benevolent and Protective Association, Inc., which represents 50% of the excess costs incurred to install a synthetic track racing surface above that of a conventional racing surface. However, these costs do not reflect anticipated proceeds from the sale of excess real property holdings or any contributions from the local economic development authority that we believe were contemplated by Pennsylvania's gaming statue.

On February 21, 2007, Presque Isle Downs paid a $50 million slot license fee to the Commonwealth of Pennsylvania. This amount is included in other intangibles in the consolidated balance sheets. Upon payment of this fee, the previously issued $50 million letter of credit was returned and cancelled. In addition, upon commencement of slot operations we were required to make deposits in the aggregate amount of $5.8 million to establish accounts with the Commonwealth of Pennsylvania.

On March 13, 2007, the Pennsylvania Gaming Control Board advised Presque Isle Downs that it would receive a one time assessment of $0.8 million required of each slot machine licensee after commencement of gaming operations. These funds are a prepayment toward the total borrowings of the Pennsylvania Gaming Control Board, Pennsylvania Department of Revenue and the Pennsylvania State Police (collectively "the borrowers"), required to fund the costs incurred as a result of gaming operations. Once all of Pennsylvania's fourteen slot machine licensees are operational, the Pennsylvania Department of Revenue will assess all licensees, including Presque Isle Downs, their proportionate share of the total borrowings incurred by the borrowers, as a result of gaming operations. The amount to be assessed to Presque Isle Downs is unknown at this time but is likely to exceed the $0.8 million previously advanced.

8. COMMITMENTS AND CONTINGENCIES (Continued)

On October 23, 2006, we entered into an agreement to buy out a party to a 2001 agreement, which had allocated 3% of EBITDA from Presque Isle Downs to a development consultant, for $4.2 million. Of this amount, $100,000 was paid on October 27, 2006 and $4.1 million was paid on February 27, 2007.

In connection with planned infrastructure improvements at Presque Isle Downs, we were required to establish an escrow deposit in 2006 for the benefit of the Pennsylvania Department of Transportation of approximately $5 million. Approximately $4.0 million was returned to us through 2008. At December 31, 2008, the deposit amounted to approximately $1.0 million, which will be fully returned to us by November 2009.

In March 2002, we entered into a loan agreement whereby we advanced $2 million to a third-party for the purpose of acquiring real property, known as the Greenshingle site, as an alternative site to build Presque Isle Downs. In February 2007, the title to the property was transferred to Presque Isle Downs in full satisfaction of the amounts outstanding under the note.

We have entered into an agreement with the Summit Township Industrial and Economic Development Authority ("STIEDA") pursuant to which the Authority has agreed to apply to Erie County for certain grants contemplated by the gaming act, which would be used to fund, initially, up to $14.4 million of agreed upon on- and off-site infrastructure improvements. STIEDA has submitted applications to Erie County for the funds subject to the agreement. However, to date such funds have not been released and STIEDA has filed litigation against Erie County to force it to make distributions to fund the submitted grant requests. Erie County had taken the position that the gaming act did not permit or require distributions to municipalities, such as Summit Township, to defray infrastructure costs incident to hosting a casino. On August 4, 2008, the Erie County Court of Common Pleas ruled in favor of STIEDA and ordered Erie County to distribute certain revenue collected from casino operations to fund proper grant requests. Specifically, the court ruled that the County, through its revenue authority must distribute "restricted funds," as defined in the Gaming Act "to fund the costs of human services, infrastructure improvements, facilities, emergency services, or health and public safety expenses associated solely with the operation of Presque Isle Downs & Casino." STIEDA submitted the grant request to the newly formed Erie County Gaming Revenue Authority ("ECGRA"), seeking reimbursement for such qualifying infrastructure improvements as roads and bridges incident to the operation of Presque Isle Downs. In March 2009, based on the ECGRA's conclusion that STIEDA's grant request did not satisfy the Court's standard, Erie County adopted an ordinance for the distribution of the restricted funds that effectively denied STIEDA's grant application. We believe that the County acted arbitrarily and in violation of the Court's August 4, 2008 order. We are currently evaluating our options with respect to further pursuit of these reimbursements.

In October 2004, we acquired 229 acres of real property, known as the International Paper site, as an alternative site to build Presque Isle Downs. In October 2005, we sold all but approximately 24 acres of this site for $4.0 million to the Greater Erie Industrial Development Corporation, a private, not-for-profit entity that is managed by the municipality (the "GEIDC"). Although the sales agreement was subject to, among other things, our release (by International Paper Company and the Pennsylvania Department of Environmental Protection (the "PaDEP") from our obligations under the consent order (as discussed below), we waived this closing condition.

In connection with the acquisition of the International Paper site, we entered into a consent order with the PaDEP regarding a proposed environmental remediation plan for the site. The proposed plan

8. COMMITMENTS AND CONTINGENCIES (Continued)

was based upon a "baseline environmental report" and it was estimated that such remediation would cost approximately $3.0 million. The GEIDC assumed primary responsibility for the obligations under the consent order relating to the property they acquired. The GEIDC has agreed to indemnify us from any breach by the GEIDC of its obligation under the consent order. However, we have been advised by the PaDEP that we have not been released from liability and responsibility under the consent order. The GEIDC has remediated a portion of the site and PaDEP has approved a plan for the remediation of the remainder of the site. A revised estimate of the remaining remediation costs cannot be determined at this time since such a determination will be dependent upon the remaining development activities of the GEIDC.

We have been advised by the GEIDC that the GEIDC claims that Presque Isle Downs is obligated to supply approximately 50,500 cubic yards of "clean fill dirt" for the parcel of land of the International Paper site that was previously sold to the GEIDC. Presque Isle Downs has taken the position that it has no such obligation because (i) any such agreement contained in the purchase agreement was merged into the deed delivered at the time of the sale; and (ii) the GEIDC had expressly waived this requirement.

Agreements with Horsemen and Parimutuel Clerks

The Federal Interstate Horse Racing Act, the state racing laws in West Virginia, Ohio and Pennsylvania require that, in order to simulcast races, we have written agreements with the horse owners and trainers at those racetracks. In addition, in order to operate slot machines in West Virginia, we are required to enter into written agreements regarding the proceeds of the slot machines (a "proceeds agreement") with a representative of a majority of the horse owners and trainers and with a representative of a majority of the parimutuel clerks. In Pennsylvania, we must have an agreement with the representative of the horse owners. We have the requisite agreements in place with the Mountaineer Horsemen until December 31, 2009. With respect to the Mountaineer parimutuel clerks, we have a labor agreement in force until November 30, 2009, and a proceeds agreement until April 14, 2010. We are required to have a proceeds agreement in effect on July 1 of each year with the horsemen and the parimutuel clerks as a condition to renewal of our video lottery license for such year. If the requisite proceeds agreement is not in place as of July 1 of a particular year, Mountaineer's application for renewal of its video lottery license could be denied, in which case Mountaineer would not be permitted to operate its slot machines. Additionally, the renewal of the video lottery license is a prerequisite to the renewal of the table games license. With respect to the Scioto horsemen, the agreement with the Horsemen's Benevolent & Protective Association is effective until November 29, 2012, and the agreement with the Ohio Harness Horsemen's Association provides for automatic annual renewals. Presque Isle Downs has the requisite agreement in place with the Pennsylvania Horsemen's Benevolent and Protective Association until March 31, 2013, with automatic two-year renewals unless either party provides written notice of termination at least ninety (90) days prior to the scheduled renewal date. With the exception of the Mountaineer and Presque Isle Downs horsemen's agreements and the agreement between Mountaineer and the parimutuel clerks' union described above, each of the agreements referred to in this paragraph may be terminated upon written notice by either party.

Officer Employment, Consulting and Deferred Compensation Agreements

On September 19, 2008, we appointed Robert F. Griffin as the Company's new President and Chief Executive Officer and on September 23, 2008, entered into a two-year employment agreement

8. COMMITMENTS AND CONTINGENCIES (Continued)

that commenced November 1, 2008. The agreement provides for an annual base salary of $550,000 and certain other benefits. Pursuant to the agreement, Mr. Griffin is also entitled to annual incentive compensation of no less than 30% of his base compensation. The agreement also provides for the grant of options to purchase 150,000 shares of our common stock, subject to certain vesting and other provisions. In the event of termination of employment in connection with a change of control as defined in the agreement, Mr. Griffin would receive a severance payment as follows: (i) an amount equal to two times Mr. Griffin's then applicable base compensation, (ii) an amount equal to the highest amount of annual incentive compensation paid to Mr. Griffin with respect to either the first or second full calendar year immediately preceding the effective date of the termination (or as otherwise stipulated in the agreement); and (iii) an additional monthly amount so that Mr. Griffin shall be able to receive certain health benefits coverage as provided by the agreement. The agreement also provides that upon a change in control all unvested stock options shall vest and all stock options that must be exercised shall be exercisable in accordance with the terms of the applicable Non-Qualified Stock Option Agreement.

On October 15, 2008, we entered into the second amendment of the employment agreement with Edson R. Arneault pursuant to which Mr. Arneault's employment agreement expired on October 31, 2008, instead of December 31, 2008, as originally provided, and Mr. Arneault ceased to be employed as the Company's President and Chief Executive Officer on October 31, 2008. The amendment provides that Mr. Arneault will receive the following consideration in lieu of any and all payments that would otherwise become due and payable to him under his employment agreement (except as otherwise provided in the amendment): (i) the corporate residence and associated real property and furnishings in New Cumberland, West Virginia; (ii) Mr. Arneault's office furnishings at the Company's headquarters, (iii) a bonus payment of $400,000 less applicable taxes and authorized deductions; (iv) certain other compensation and expense reimbursement pursuant to the employment agreement through the date of termination; and (v) deferred amounts of approximately $11.5 million held in a rabbi trust with earnings on such amounts. This amount is included in our consolidated balance sheet as "Assets held for deferred compensation" and the related obligation has been accrued in our consolidated balance sheet as of December 31, 2008.

On October 15, 2008, we also entered into a consulting agreement with Mr. Arneault effective November 1, 2008, and continuing for a period of 30 months during which Mr. Arneault will assist with the transition to Mr. Griffin, who became President and Chief Executive Officer on November 1, 2008, and provide other services set forth in the consulting agreement. The consulting agreement provides that Mr. Arneault will provide up to 400 hours of his time per year and we will pay Mr. Arneault a consulting fee of $512,000 per year and also provide for the payment of certain expenses incurred by Mr. Arneault in connection with his providing services to the Company. During the 30-month period, Mr. Arneault will not, directly or indirectly, own, operate, join, control, participate in or be connected as an officer, director, employee, partner, stockholder, consultant or otherwise, any gaming business within 150 miles of any facility currently owned or leased by the Company.

On October 19, 2006, we also entered into an amendment to the deferred compensation agreement with Mr. Arneault dated as of January 1, 1999. The amendment provides that if Mr. Arneault's employment is terminated other than for cause or good reason, as defined, or if the new employment agreement expires, we will pay the premiums for insurance policies underlying the deferred compensation agreement until Mr. Arneault reaches the age of sixty-five (65). Pursuant to the terms of this agreement, we previously purchased a split-dollar life insurance policy on Mr. Arneault's

8. COMMITMENTS AND CONTINGENCIES (Continued)

life (face amount of $4.7 million and annual premium of $150,000). The Company is the owner and beneficiary of the policy. As a result of an amendment to the deferred compensation agreement dated May 4, 2005, we no longer have a liability to Mr. Arneault under the aforementioned agreement.

Other Employment Agreements and Deferred Compensation Agreements

We entered into various employment agreements during 2008 and 2007 with other employees. We also entered into an additional deferred compensation agreement dated June 1999 whereby we purchased life insurance on a former employee's life (aggregate face amount of $856,000 and aggregate annual premiums of $37,000). The Company is the owner and beneficiary of the policy. However, on March 10, 2009, the Company and the former employee agreed to rescind the agreement.

9. RETIREMENT PLANS

Mountaineer has a qualified defined contribution plan covering substantially all of its employees. The plan was ratified retroactively on March 18, 1994 by West Virginia legislation. Plan contributions are based on ¼% of the race track and simulcast wagering handles, and approximately ½% of the net win from gaming operations beginning March 18, 1994. Effective in July 2005, West Virginia legislation increased the portion of the racetracks' net win that is contributed into the Plan from ½% to 1%, which is applied to the net win until the racetrack reaches its Excess Net Terminal Income threshold. For Mountaineer, the threshold is fixed at approximately $160.0 million. Contributions to the plan during each of the three years ended December 31 were as follows: 2008—$1.7 million; 2007—$1.9 million; and 2006—$2.2 million.

Scioto Downs sponsors a noncontributory defined-benefit plan covering all full-time employees meeting certain age and service requirements. On May 31, 2001, the plan was amended to freeze eligibility, accrual of years of service and benefits. Scioto Downs' pension income during each of the three years ended December 31 was as follows: 2008—$53,000; 2007—$50,000; and 2006—$42,000. As of December 31, 2008, the fair value of the plan assets were $1.0 million and benefit obligations were $1.1 million, resulting in an under-funded status approximating $0.1 million. As of December 31, 2007 and 2006, the funded status excess was $0.4 million. We did not make cash contributions to the Scioto Downs pension plan during any of the three years ended December 31, 2008.

Scioto Downs also has a 401(k) savings plan covering substantially all full-time employees. During each of the three years ended December 31, Scioto Downs expensed matching contributions as follows: 2008—$34,000; 2007—$39,000; and 2006—$49,000.

In December 2008, we established the MTR Gaming Group, Inc. 401(k) plan. The Mountaineer defined contribution plan and the Scioto 401(k) plan were merged into the new plan. Additionally, the plan provides 401(k) participation to Presque Isle Downs employees. There were no Company matching contributions during 2008.

10. OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following at December 31:

	2008	2007
	(dollars in thousands)	
HHLV Management Company, LLC.	$ 1,750	$ 1,750
TLC Casino Enterprises, Inc.	1,544	—
Other	11,386	9,825
	$14,680	$11,575

11. ADVERTISING COSTS

Advertising costs during each of the three years ended December 31 were as follows: 2008—$15.9 million; 2007—$17.6 million; and 2006—$8.7 million. Advertising costs are reduced by advertising grants Mountaineer received from the State of West Virginia for each of the three years ended December 31 as follows: 2008—$0.9 million; 2007—$1.4 million; and 2006—$1.0 million. In addition, Presque Isle Downs received $88,000 from the Pennsylvania Horsemen's Benevolent & Protective Association during 2008 as reimbursement of advertising costs.

12. SHAREHOLDERS' EQUITY

Limitations on Dividends

We are prohibited from paying any dividends without our lenders' consent. We currently intend to retain all earnings, if any, to finance and expand our operations.

Common Stock

During 2007, we repurchased 85,000 shares of its common stock in market transactions pursuant to SEC Rule 10b-18 for $654,000. These shares were canceled and returned to authorized but unissued status upon their repurchase. There were no stock repurchases during 2008 and 2006.

Stock Options

Total stock compensation expense recognized during each of the three years ended December 31 was as follows: 2008—$1,296,000; 2007—$1,046,000); and 2006—$157,000. The total compensation cost related to nonvested awards not yet recognized at December 31 was as follows: 2008—$349,000; 2007—$1,741,000; and 2006—$204,000. These costs are expected to be recognized over the remaining vesting periods which will not exceed two years for 2008 and 2007 and three years for 2006.

There were no options exercised during 2008. The aggregate intrinsic value of options (the amount by which the market price of the stock on the date of exercise exceeded the market price of the stock on the date of grant) exercised during 2007 and 2006 was $245,000 and $224,000, respectively. Shares issued for stock option exercises are issued from authorized, unissued shares.

Net cash proceeds from the exercise of stock options were $491,000 and $409,000 for 2007and 2006, respectively. The income tax benefit realized from stock options exercised totaled $54,000and $79,000, respectively, for the same periods.

12. SHAREHOLDERS' EQUITY (Continued)

Stock option activity during each of the three years ended December 31 is summarized as follows:

	Number of Option Shares	Exercise Price Range Per Share	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance, December 31, 2005	1,250,384	$2.50 - $15.00	$ 6.66		
Granted	40,000	$9.58	$ 9.58		
Canceled	(55,000)	$7.30 - $11.40	$ 8.24		
Exercised	(60,850)	$2.50 - $9.02	$ 6.72		
Expired	(25,000)	$10.85	$10.85		
Balance, December 31, 2006	1,149,534	$2.50 - $15.00	$ 6.59		
Granted	346,000	$11.41 - $16.27	$14.73		
Canceled	(50,000)	$7.30 - $9.85	$ 8.58		
Exercised	(54,734)	$7.30 - $13.60	$ 8.96		
Expired	—	$—	$ —		
Balance, December 31, 2007	1,390,800	$2.50 - $16.27	$ 8.45		
Granted	180,000	$3.71-$5.61	$ 4.03		
Forfeited	(62,000)	$11.41-$16.27	$12.49		
Canceled	—	$—	$ —		
Exercised	—	$—	$ —		
Expired	(25,000)	$8.00	$ 8.00		
Balance, December 31, 2008	1,483,800	$2.50 - $16.27	$ 7.75	4.97	$—
Exercisable, December 31, 2008	1,079,800	$2.50 - $15.00	$ 6.17	3.58	$—

On September 19, 2008, the Compensation Committee of our Board of Directors granted, in connection with execution of an employment agreement, options to purchase a total of 150,000 shares of our common stock at a purchase price of $3.71, the NASDAQ Official Close Price on that date. The options have a term of ten years, 50,000 of which vested on date of grant and 50,000 of which vest on each of the first and second anniversary dates of the employment agreement, which was effective November 1, 2008.

On May 15, 2008, the Compensation Committee of our Board of Directors granted to one employee options to purchase a total of 30,000 shares of our common stock at a purchase price of $5.61 per share, the NASDAQ Official Close Price on that date. The options have a term of ten years and were fully vested on date of grant.

On April 27, 2007, the Compensation Committee of our Board of Directors granted to eighteen employees options to purchase a total of 133,000 shares of common stock at a purchase price of $16.27 per share, the NASDAQ Official Close Price on that date. The options have a term of ten years, some of which vest two years after the date of grant and some of which vest on January 1, 2009.

On April 19, 2007, our Board of Directors adopted, and on June 19, 2007 our shareholders ratified, the Company's 2007 Stock Incentive Plan. The Board has reserved 400,000 shares of common stock for issuance pursuant to the exercise of options issued under the Plan. On June 26, 2007,

12. SHAREHOLDERS' EQUITY (Continued)

pursuant to the Plan, the Compensation Committee of our Board of Directors granted to eighteen employees options to purchase a total of 143,000 shares of common stock at a purchase price of $14.79 per share, the NASDAQ Official Close Price on that date. The options have a term of ten years, some of which vest two years after the date of grant and some of which vest on January 1, 2009.

In addition, we granted nonqualified options to purchase 70,000 and 40,000 shares of our common stock to employees pursuant to employment agreements during 2007 and 2006, respectively.

The weighted average grant date fair value of the 180,000, 346,000 and 40,000 options granted during 2008, 2007 and 2006 was $318,000, $2,583,000 and $222,000, respectively. The fair value of the 90,000, 10,000 and 63,343 options vested during 2008, 2007 and 2006 was $202,000, $52,000 and $348,000, respectively.

The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants for each of the years ended December 31 is as follows:

	2008	2007	2006
Expected dividend yield	N/A	N/A	N/A
Expected stock price volatility	50.7%	46.8%	54.1%
Risk-free interest rate	3.55%	4.74%	4.52%
Expected life of options	7.71 years	5.89 years	6.5 years

13. INCOME TAXES

The income tax (benefit) provision attributable to continuing and discontinued operations during each of the three years ended December 31 is as follows:

	2008	2007	2006
	(dollars in thousands)		
Continuing operations	$(3,197)	$(2,020)	$ 6,656
Discontinued operations	(1,428)	(2,966)	(1,553)
	$(4,625)	$(4,986)	$ 5,103

The income tax (benefit) provision for income taxes attributable to income (loss) from continuing operations before income taxes during each of the three years ended December 31 is summarized as follows:

	2008	2007	2006
	(dollars in thousands)		
Current Federal	$(6,153)	$ 833	$11,638
Deferred Federal	2,956	(2,853)	(4,982)
Provision for income taxes	$(3,197)	$(2,020)	$ 6,656

13. INCOME TAXES (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2007
	(dollars in thousands)	
Balance January 1, 2008	$ 418	$465
Reductions related to a lapse of applicable statute of limitations	(134)	(47)
Balance December 31, 2008	$ 284	$418

Effective January 1, 2007, we adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold an uncertain tax position is required to meet before tax benefits associated with such uncertain tax positions are recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 also requires that amounts recognized in the balance sheet related to uncertain tax positions be classified as a current or noncurrent liability, based upon the expected timing of the payment to a taxing authority.

As a result of the implementation of FIN 48, we recognized an increase in our accrued income tax liabilities of $986,000, which was accounted for as a $404,000 reduction to the January 1, 2007 balance of retained earnings and a $582,000 increase in deferred tax assets. Included in the increase in accrued income tax liabilities is approximately $602,000 of accrued interest. The liability for unrecognized tax benefits was approximately $465,000 as of January 1, 2007. The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is approximately $94,000. We do not expect a significant increase or decrease to the total amount of unrecognized tax benefits within the next twelve months.

A reconciliation of the expected statutory federal income tax (benefit) provision to the provision for income taxes during each of the years ended December 31 was as follows:

	2008	2007	2006
Provision for income taxes at a federal statutory rate	35.0%	35.0%	35.0%
Increase (reduction) in income taxes resulting from:			
Permanent items not deductible for income tax purposes	(3.7)	(7.8)	13.8
Interest income (expense) (net of tax)	0.4	(2.7)	—
Valuation allowance	(15.6)	—	—
Other	1.2	0.6	(0.9)
Provision for income taxes	17.3%	25.1%	47.9%

The 2006 permanent items not deductible for income tax purposes resulted primarily from the payments of nondeductible expenses in the amount of $3.1 million related to our support of a slot referendum in Ohio. In addition, we determined that certain tax deductions associated with the exercise of employee stock options may be subject to limitation and not be deductible under Internal Revenue Code Section 162(m). Accordingly, we recorded additional federal income tax liability of $3.0 million

13. INCOME TAXES (Continued)

and correspondingly reduced additional paid-in capital for the tax benefits during the year ended December 31, 2006.

Significant components of our net deferred taxes at December 31 were as follows:

	2008	2007
	(dollars in thousands)	
Deferred tax assets:		
Accrued liabilities	$ 863	$ 718
Deferred compensation	4,430	4,090
Equity investment losses	2,879	—
Net operating loss carryforward	3,655	1,601
Deferred expenses	1,765	2,425
Stock based compensation	875	421
Interest	25	327
Other	543	450
	15,035	10,032
Valuation allowance	(4,191)	(781)
Deferred tax assets	$ 10,844	$ 9,251
Deferred tax liabilities:		
Deferred expenses	$ (1,417)	$ —
Prepaid pension	—	(137)
Basis difference in property and equipment	(2,292)	(2,423)
Tax depreciation in excess of book	(9,382)	(6,160)
Deferred tax liabilities	$(13,091)	$ (8,720)

A valuation allowance of $2.9 million was provided at December 31, 2008 for federal deferred tax benefits related to certain impairment losses for which we were not able to recognize a tax benefit. In addition, a valuation allowance of $491,000 and $781,000 was provided at December 31, 2008 and 2007, respectively for state deferred tax benefits. During 2008 and 2007 we recognized interest income and expense related to uncertain tax positions of approximately $251,000 and $217,000, respectively.

At December 31, 2008, we have, for federal income tax purposes, approximately $59,000 in alternative minimum tax credit carryforwards and approximately $3.0 million in net operating loss carryforwards. The net operating loss carryforwards expire over the years 2010 through 2022. The use of the net operating loss carryforwards will be limited by Section 382 of the Internal Revenue Code. The alternative minimum tax credit can be carried forward indefinitely. We have state net operating loss carryforwards of $25.9 million that begin to expire in 2024. We are no longer subject to federal and state income tax examinations for years before 2005.

14. QUARTERLY DATA (UNAUDITED)

	Quarter Ended			
	March 31	June 30	September 30	December 31(1)
	(dollars in thousands)			
2008:				
Revenues	$ 114,674	$ 127,989	$ 132,927	$ 103,182
Less promotional allowances	(1,687)	(2,245)	(2,145)	(1,844)
Net revenues	112,987	125,744	130,782	101,338
Operating expenses	104,196	115,207	115,539	97,744
Operating income	8,791	10,537	15,243	3,594
Loss from continuing operations(2)	(2,628)	(2,219)	(6,271)	(4,160)
Net loss	$ (2,626)	$ (2,308)	$ (8,240)	$ (4,537)
Basic net loss per common share				
Loss from continuing operations	$ (0.10)	$ (0.08)	$ (0.23)	$ (0.15)
Net loss	$ (0.10)	$ (0.08)	$ (0.30)	$ (0.17)
Diluted net loss per common share				
Loss from continuing operations	$ (0.10)	$ (0.08)	$ (0.23)	$ (0.15)
Net loss	$ (0.10)	$ (0.08)	$ (0.30)	$ (0.17)
Weighted average shares outstanding—basic	27,475,260	27,475,260	27,475,260	27,475,260
Weighted average shares outstanding—diluted	27,475,260	27,475,260	27,475,260	27,475,260

	Quarter Ended			
	March 31(3)	June 30	September 30	December 31
	(dollars in thousands)			
2007:				
Revenues	$ 89,404	$ 114,765	$ 117,107	$ 100,538
Less promotional allowances	(1,135)	(1,439)	(1,732)	(1,662)
Net revenues	88,269	113,326	115,375	98,876
Operating expenses	81,370	103,768	105,344	98,786
Operating income	6,899	9,558	10,031	90
Income (loss) from continuing operations(2)	428	389	1,006	(7,691)
Net income (loss)	$ 559	$ (502)	$ (2,843)	$ (8,573)
Basic net income per common share				
Income (loss) from continuing operations	$ 0.02	$ 0.01	$ 0.04	$ (0.28)
Net income (loss)	$ 0.02	$ (0.02)	$ (0.10)	$ (0.31)
Diluted net income per common share				
Income (loss) from continuing operations	$ 0.02	$ 0.01	$ 0.04	$ (0.28)
Net income (loss)	$ 0.02	$ (0.02)	$ (0.10)	$ (0.31)
Weighted average shares outstanding—basic	27,523,289	27,544,955	27,559,076	27,523,584
Weighted average shares outstanding—diluted	27,864,146	27,892,529	27,867,281	27,523,584

(1) Operating income for the quarter ended December 31, 2008 includes a $3.0 million net loss on the disposal of property. See Note 4.

14. QUARTERLY DATA (UNAUDITED) (Continued)

(2) Continuing operations exclude the operating results for Binion's Gambling Hall & Hotel, the Ramada Inn and Speedway Casino and Jackson Harness Raceway; quarterly information for 2007 has been reclassified to conform with the discontinued operations presentation of Speedway and Jackson in 2008.

(3) Presque Isle Downs commenced operations on February 28, 2007.

Common Stock Prices

	Per Quarter			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2008:				
High	$ 7.62	$ 7.70	$ 5.24	$4.25
Low	4.95	4.67	2.80	1.44
2007:				
High	$13.95	$16.88	$16.12	$9.58
Low	11.08	12.82	8.91	5.92

MTR GAMING GROUP, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B Balance at Beginning of Period(3)	Column C Additions(1)(3)	Column D Deductions(2)(3)	Column E Balance at End of Period(3)
Year ended December 31, 2008:				
Allowance for doubtful accounts receivable . .	$135,000	$111,000	$121,000	$125,000
Year ended December 31, 2007:				
Allowance for doubtful accounts receivable . .	$129,000	$230,000	$225,000	$135,000
Year ended December 31, 2006:				
Allowance for doubtful accounts receivable . .	$121,000	$164,000	$156,000	$129,000

(1) Amounts charged to costs and expenses.

(2) Uncollectible accounts written off, net of recoveries.

(3) Includes discontinued operations—Binion's Gambling Hall & Hotel, the Ramada Inn and Speedway Casino and Jackson Harness Raceway

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
Form 10-K
on

FORM 10-K/A

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
COMMISSION FILE NO. 000-20508

MTR GAMING GROUP, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**IRS NO. 84-1103135**
(State of Incorporation)	(IRS Employer Identification No.)

STATE ROUTE 2, SOUTH, P.O. BOX 356, CHESTER, WEST VIRGINIA 26034
(Address of principal executive offices)

(304) 387-8000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: **NONE**

Securities registered pursuant to Section 12(g) of the Act:

Title of each Class:	Name of each exchange on which registered:
Common Stock $.00001 par value	NASDAQ Stock Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2008, the aggregate market value of our common stock held by non-affiliates of the Company (based on the number of shares issued and outstanding and the NASDAQ Official Close Price on that date) was $114,535,000.

Our common stock outstanding at April 28, 2009 was 27,475,260 shares.

DOCUMENTS INCORPORATED BY REFERENCE

None.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (the "*Amendment*") amends the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, originally filed on March 16, 2009 (the "*Original Filing*"). The Registrant is filing the Amendment solely for the purpose of amending and restating Part III (Items 10, 11, 12, 13 and 14) to provide disclosure that previously was to be incorporated by reference to the registrant's definitive Proxy Statement for the 2009 Annual Meeting of Stockholders. No attempt has been made in this Form 10-K/A to modify or update other disclosures presented in the Original Filing. This Form 10-K/A does not reflect events occurring after the filing of the Original Filing or modify or update disclosures, including the exhibits to the Original Filing, affected by subsequent events.

TABLE OF CONTENTS

PART III

PART IV

(This page intentionally left blank.)

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The following table sets forth information regarding the directors and executive officers of the Company:

Name	Age	Position and Office Held
Jeffrey P. Jacobs(1)(2)	55	Chairman of the Board
Robert A. Blatt(1)(2)	68	Vice Chairman of the Board and Assistant Secretary
James V. Stanton(2)(3)(4)	77	Director
Donald J. Duffy(3)(4)(5)	41	Director
LC Greenwood(4)(5)	62	Director
Richard Delatore(2)(4)	69	Director
Steven M. Billick(1)(3)(5)	52	Director
Raymond K. Lee(1)(2)(3)(4)	52	Director
Stanley R. Gorom III	45	Director
Robert F. Griffin	49	President and Chief Executive Officer
David R. Hughes	46	Corporate Executive Vice President and Chief Financial Officer
John W. Bittner, Jr.	56	Executive Vice President of Finance and Accounting
Kenneth P. Zern	44	Chief Accounting Officer
Patrick J. Arneault	44	Vice President, Mountaineer and Presque Isle Downs
Richard Knight	61	President, CEO & General Manager, Presque Isle Downs, Inc.
Jack B. Sours	42	President & General Manager, Mountaineer Park, Inc.
Rose Mary Williams	52	Secretary

(1) Member of the Finance Committee

(2) Member of the Succession Committee

(3) Member of the Audit Committee

(4) Member of the Nominating Committee

(5) Member of the Compensation Committee

BUSINESS EXPERIENCE

Jeffrey P. Jacobs, 55, has been the Chairman of our Board of Directors since October 2008 and has been a director of the Company since May 2008. Mr. Jacobs serves as a member of our Succession Committee and Finance Committee. Mr. Jacobs is Chairman of the Board of Directors, Chief Executive Officer, Secretary and Treasurer of Jacobs Entertainment, Inc., a developer, owner and operator of gaming and pari-mutuel wagering facilities in Nevada, Colorado, Louisiana and Virginia. He is also Chairman and Chief Executive Officer of Colonial Downs, Inc., and Black Hawk Gaming, Inc. From 1996 to 2007, he served as Chairman and Chief Executive Officer of Diversified Opportunities Group Ltd. ("Diversified"), a company co-founded by Mr. Jacobs and his father, Richard E. Jacobs, and based in Cleveland, Ohio, that has investments in gaming companies and ventures. Jacobs Entertainment, Inc. acquired Diversified on February 22, 2002 and it was dissolved in 2007. From 1975 to the present, Mr. Jacobs has also served as Chairman and Chief Executive Officer of Jacobs Investments, Inc., a company which owns all of the equity securities of Jacobs Entertainment, Inc. and which is also engaged in the development, construction and operation of residential and commercial real estate projects in Ohio. He is also involved in a variety of private equity transactions and investments. Mr. Jacobs served in the Ohio House of Representatives from 1982 until 1986.

Robert A. Blatt, 68, has been a director of the Company since September 1995 and was a Vice President from 1999 until April of 2007, when he became Vice Chairman. Mr. Blatt is also the Assistant Secretary of the Company. Mr. Blatt is also a Director and Assistant Secretary of Mountaineer, and Chairman of our Finance Committee, a member of our Succession Committee and a representative on the Company's Strategic Planning Committee. Mr. Blatt is the Chief Executive Officer and managing member of New England National, L.L.C. ("NEN") and a member of the board of directors of AFP Imaging Corporation. Since 1979 he has been chairman and majority owner of CRC Group, Inc., and related entities, a developer, owner, and operator of shopping centers and other commercial properties, and from 1985 until its initial public offering in 2006, a member (seat owner) of the New York Stock Exchange, Inc. From 1959 through 1991, Mr. Blatt served as director, officer or principal of a number of public and private enterprises. Mr. Blatt received his Bachelor of Science in Finance from the University of Southern California in 1962 and his Juris Doctor from the University of California at Los Angeles in 1965. He is a member of the State Bar of California.

James V. Stanton, 77, has been a director of the Company since February 1998 and serves on our Audit Committee, Succession Committee, and Nominating Committee and as Chairman and a Board representative on our Compliance Committee. Mr. Stanton is also a director of Try It Distributing Co., a privately held corporation. Mr. Stanton has his own law and lobbying firm, Stanton & Associates, in Washington, D.C. From 1971-1978, Mr. Stanton represented the 20th Congressional District of Ohio in the United States House of Representatives. While in Congress Mr. Stanton served on the Select Committee on Intelligence, the Government Operations Committee, and the Public Works and Transportation Committee. Mr. Stanton has held a wide variety of public service positions, including service as the youngest City Council President in the history of Cleveland, Ohio and membership on the Board of Regents of the Catholic University of America in Washington, D.C. Mr. Stanton is also former Executive Vice President of Delaware North, a privately held international company which, during Mr. Stanton's tenure, had annual sales of over $1 billion and became the leading parimutuel wagering company in the United States, with worldwide operations including horse racing, harness racing, dog racing, and Jai-Lai. Delaware North also owned the Boston Garden and the Boston Bruins hockey team. From 1985-1994, Mr. Stanton was a principal and co-founder of Western Entertainment Corporation, which pioneered one of the first Native American Gaming operations in the United States, a 90,000 square foot bingo and casino gaming operation located on the San Manuel Indian Reservation in California, which generated annual revenues in excess of $50 million. Mr. Stanton also serves on the Boards of Directors of the Federal Home Loan Bank of Atlanta and of Lottery and Wagering Solutions, Inc.

Donald J. Duffy, 41, has been a director of the Company since June 2001 and serves as Chairman of our Compensation Committee, a member of our Audit Committee and as a member of our Nominating Committee. Mr. Duffy is presently a director and president of Integrated Corporate Relations, an investor relations and consulting firm. Mr. Duffy co-founded Meyer, Duffy & Associates in 1994 and Meyer Duffy Ventures in 1999. At Meyer Duffy, Mr. Duffy played an integral role in numerous seed and early stage companies. His expertise is focusing on the development and implementation of business plans including financial forecasting and analysis, management team development, corporate strategy and capital formation. Prior to co-founding Meyer, Duffy & Associates, Mr. Duffy was a Senior Vice President at Oak Hall Capital Advisors where he specialized in investments in the leisure, gaming and technology markets. Prior to Oak Hall, Mr. Duffy was an investment fund partner at Sloate, Weisman, Murray & Company, specializing in investments in the leisure, gaming, technology and retail markets. Mr. Duffy is a graduate of St. John's University.

LC Greenwood, 62, has been a director of the Company since November 2002 and serves on our Compensation Committee and on our Nominating Committee. Mr. Greenwood was born in Canton

Mississippi, went to Roger High in Canton and was granted an Academic Athletic Scholarship to Arkansas AM & N in Pine Bluff, where he received his Bachelor of Science Degree. After college Mr. Greenwood played thirteen years as a Defensive End with the World Champion Pittsburgh Steelers, won four Super Bowls, was named a member of every All Pro Team during the 1970s, and played in six Pro Bowls. Today Mr. Greenwood is President of Greenwood Enterprises, a coal and natural gas marketing company; Greenwood/McDonald Supply Co., an electrical supply company; and President/Owner of Greenwood Manufacturing Co., a manufacturer and distributor of packing products. Among Mr. Greenwood's awards are the Worthen Sport Award, Professional Athlete of the Year in Little Rock, Arkansas, Outstanding Achievement Award, Canton, Mississippi, 1975, Key to the City of Canton, MS and to the State of Mississippi, Key to the State of West Virginia, 25th Anniversary Super Bowl Team, 100 Year Black College All American Team, Arkansas Hall of Fame, and member of the 75th Silver Anniversary Super Bowl Team. In 1975 March 24th was declared "LC Greenwood Day" in Canton, Mississippi. Mr. Greenwood is a Life Member of the N.A.A.C.P. and a Member of AFTRA-American Federation of Television and Radio Artists. He worked on the Miller Lite Campaign, performing in television commercials and promotions for ten years and has been involved in numerous commercials and industrial films since 1971 to the present, including over ten national commercials and numerous local commercials.

Richard Delatore, 69, has been a director of the Company since June 2004. Mr. Delatore serves as a member of our Succession Committee and is the Chairman of our Nominating Committee and a Board representative on our Compliance Committee. Mr. Delatore is presently a Vice President with Schiappa & Company, which is involved in the coal mining and hauling business and located in Wintersville, Ohio (since 2002) and is a Vice President (since 2005) of Ohio-Rail Corporation, a short line railroad operating in Southeast Ohio. Mr. Delatore is also a coal and timber consultant in Steubenville, Ohio (since 1970), and served as a commissioner on the Board of Commissioners in Jefferson County, Ohio from 2000 to 2004. Mr. Delatore owned, bred and raced thoroughbred horses from 1978 to 1992 and was a member of the Ohio State Racing Commission from 1995 to 1999. Mr. Delatore chaired the Medication Committee of the Ohio State Racing Commission in 1999. He was also a member of the Steubenville City School Board of Education from 1993 to 2000 and a member of the Jefferson County Joint Vocational School Board of Education from 1995 to 1998. Mr. Delatore was designated the "Italian American of the Year" for 2006 by the Upper Ohio Italian Heritage Festival. Mr. Delatore received his Bachelor of Science degree in Business Administration from Franciscan University of Steubenville, Ohio in 1970.

Raymond K. Lee, 52, has been a director of the Company since October 2008. Mr. Lee serves as a member of our Audit Committee, Finance Committee, Succession Committee, Nominating Committee and a representative on the Company's Strategic Planning Committee. Mr. Lee is presently the President and Chief Executive Officer of Country Pure Foods, LLC a privately-held corporation headquartered in Akron, Ohio. Mr. Lee has held that position since May 2003. Mr. Lee was a Tax Partner with Deloitte & Touche in Northeast Ohio from 1988 to 1992. He served as a Tax Manager and Senior Manager with Deloitte & Touche during the period beginning in 1981 and ending in 1988. While at Deloitte & Touche, Mr. Lee provided business and tax consulting services to a diverse group of clients. Mr. Lee received a Bachelor of Science in Accounting from the University of Akron in 1978.

Steven M. Billick, 52, has been a director of the Company since October 2008. Mr. Billick serves as the Chairman of our Audit Committee and a member of our Compensation Committee, Finance Committee and a representative on the Company's Strategic Planning and Compliance Committees. Mr. Billick is presently a principal with Inglewood Associates, LLC, a management consulting firm, a position he has held since 2007. In 2006, Mr. Billick was the Principal of Edgerton Associates, LLC, providing accounting and finance consulting for publicly traded and privately held companies. From 2000 to 2005, Mr. Billick was the Executive Vice President, Chief Financial Officer and Treasurer of Agilisys, Inc., a publicly-traded distributor of computer hardware, software and service products.

Mr. Billick worked with Deloitte & Touche in Cleveland, Ohio from 1977 to 1991. He was a Partner with Deloitte & Touche from 1987 to 1991. While at Deloitte & Touche, Mr. Billick provided audit and financial consulting services to a diverse group of clients. Mr. Billick received his Bachelor of Science in Business Administration from John Carroll University in 1977.

Stanley R. Gorom III, 45, has been a director of the Company since October 2008. Mr. Gorom is presently a Partner and Director at the law firm of Hahn Loeser & Parks LLP in Cleveland, Ohio. Mr. Gorom has practiced law at Hahn Loeser since 1999, where he has been a Partner since January 2002 and a Director since July 2007. Mr. Gorom received his J.D. degree from DePaul University College of Law in 1993 and his Bachelor of Science degree from Indiana University in 1987.

Robert F. Griffin, 49, has been our President and Chief Executive Officer since November 2008. Prior to November 2008, Mr. Griffin served as the Senior Vice President of Operations of Isle of Capri Casinos, Inc. ("ICCI"), a position he held since November 2004. Mr. Griffin served as Vice President/ General Manager at ICCI's Black Hawk property from August 2002 to April 2003, its Tunica property from May 2001 to August 2002, its Lake Charles property from May 2000 to May 2001, and its Vicksburg property from May 1999 to May 2000.

David R. Hughes, 46, joined the Company in January 2003 as Chief Operating Officer of Mountaineer, a position he held until January 2007. He subsequently was appointed Corporate Executive Vice President and Chief Financial officer of the Company in May 2008. Mr. Hughes served as Executive Vice President Strategic Operations of MTR Gaming until May 2008. Mr. Hughes has 24 years of operational and financial experience with executive experience in the gaming and hospitality industry. Prior to joining the Company he served as CFO of Penn National Gaming's Charles Town Races & Slots property in Charles Town, West Virginia. Prior to his position with Penn National, Mr. Hughes held senior executive operational and financial management positions with major gaming companies throughout the United States. His destination resort experience includes key operating and financial positions with Resorts Hotel and Casino, Mohegan Sun Casino, Trump Plaza Hotel and Casino and the Sands Hotel and Casino. He holds a Bachelor of Science Degree in Business Administration and Accounting from Stockton State College and is a Certified Public Accountant.

John W. Bittner Jr., 56, was appointed Executive Vice President of Finance and Accounting in May 2008. Mr. Bittner joined the Company as its Chief Financial Officer in January 2002 and served in that position until May 2008. Prior to joining the Company, Mr. Bittner was a Partner at Ernst & Young, LLP and was with Ernst & Young, LLP from 1975 to 2000. While at Ernst & Young, LLP Mr. Bittner provided accounting, auditing and business advisory services to privately and publicly held organizations in a variety of industries. During 2001, Mr. Bittner was an accounting and financial consultant. Mr. Bittner is a CPA licensed in Pennsylvania. Mr. Bittner received his Bachelor of Science degree in Accounting from Duquesne University in 1975. Mr. Bittner is a member of the American Institute of Certified Public Accountants and the Pennsylvania Institute of Certified Public Accountants.

Kenneth P. Zern, 44, was appointed Chief Accounting Officer of the Company on August 1, 2006. Previously, he was the Financial Controller of Mountaineer since joining the Company in June 2004. Prior to joining the Company, Mr. Zern was Senior Director of Financial Reporting and Accounting with Interstate Hotels & Resorts, Inc., a publicly-traded, hotel management company in Pittsburgh, Pennsylvania, and was with Interstate from 1993 to 2003. From 1987 to 1993, he worked for the public accounting firm of PricewaterhouseCoopers LLP providing accounting and auditing services to privately and publicly held companies in a variety of industries. Mr. Zern received Bachelor of Science degree in Accounting from Duquesne University in 1986.

Patrick J. Arneault, 44, joined Mountaineer Park, Inc. in February 2000. He serves as Vice President of Development of Mountaineer and Presque Isle Downs. Previously, he concentrated on facility maintenance and construction project management. He received a BBA in finance and a minor in Military History from Kent State University in 1989. Mr. Arneault served in the United States Army from 1987 to 1997, as a Platoon Leader 24th Infantry Division and as a Battery Commander 11th ADA Brigade. His final assignment was as a Systems Integrator, U.S. Army, Washington D.C. Mr. Arneault is also a member of the Ohio Oil and Gas Association and the Hancock County West Virginia Rotary.

Richard Knight, 61 was appointed President and Chief Executive Officer of Presque Isle Downs, Inc. in October 2006. Mr. Knight was a self-employed professional trader of stocks, bonds and futures from 1998 to 2006. Mr. Knight was President and CEO at the Sands Hotel and Casino in Atlantic City, New Jersey from 1997 to 1998 and held Executive Vice President and COO positions with Hollywood Casino Corporation in Aurora, Illinois, Tunica, Mississippi and Dallas, Texas from 1992 to 1998. He also held Senior Vice President, COO and Controller positions with Bally Manufacturing Corporation in Atlantic City and Chicago from 1979 to 1992. Mr. Knight received Bachelor of Science degrees in Hotel Administration from the University of Nevada, Las Vegas (1974), and in Business Administration from the University of Arkansas (1970).

Jack B. Sours, 42, was appointed President and General Manager of Mountaineer Park, Inc. in January 2009. Prior to joining the Company, Mr. Sours served as the Vice President and General Manager at the casino and gaming resort owned by Isle of Capri Casinos, Inc. in Boonville, Missouri, where he was responsible for day to day operations of the entire property from April 2008 to January 2009, and as the Vice President and General Manager at the Casino and gaming resort owned by Isle of Capri Casinos, Inc. in Natchez, Mississippi, where he was responsible for day to day operations of the entire property from December 2005 to April 2008. Mr. Sours also served as the Senior Director of Finance at Isle of Capri's casinos and gaming resorts in Black Hawk, Colorado, where he was responsible for all financial activities for two casinos from February 2001 to December 2005.

Rose Mary Williams, 52, was appointed to the position of Secretary of the Company in January 1998 and Director of Racing of the Company in January 1997. She has been employed at Mountaineer since 1977, when she began working in the Mutuel Department. In 1980, she accepted the position of Statistician in the computer room. When Mountaineer began receiving simulcast signals from other racetracks in 1991, she was appointed to Simulcast Coordinator. She then began serving as Mutuel Manager in 1995. Ms. Williams is a member of Turf Publicists of America and the Executive Directors Board of the Harness Tracks of America.

CORPORATE GOVERNANCE

Audit Committee

The Audit Committee of the Board of Directors was established by the Board in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, to oversee the Company's corporate accounting and financial reporting processes and audits of its financial statements. Messrs. Billick, Duffy, Stanton and Lee, all of whom are independent directors, make up the Board's Audit Committee. Mr. Billick is the Chairman of the Audit Committee. During the fiscal year ended December 31, 2008, the Audit Committee met sixteen (16) times. In June of 2000, the Board of Directors established a formal Charter for the Audit Committee which was amended and restated in June 2004.

Audit Committee Financial Expert

The SEC adopted a rule requiring disclosure concerning the presence of at least one "audit committee financial expert" on audit committees. Our Board of Directors has determined that Mr. Billick qualifies as an "audit committee financial expert" as defined by the SEC, and that Mr. Billick is independent, as independence for Audit Committee members is defined pursuant to the applicable NASDAQ listing requirements.

Code of Ethics

The Company has adopted a code of ethics and business conduct applicable to all directors and employees, including the chief executive officer, chief financial officer and chief accounting officer. The code of ethics and business conduct is posted on the Company's website, http://www.mtrgaming.com (accessible through the "Corporate Governance" caption of the Investor Relations page) and a printed copy will be delivered on request by writing to the corporate secretary at MTR Gaming Group, Inc., c/o corporate secretary, P.O. 356, Chester, West Virginia, 26034. The Company intends to satisfy the disclosure requirement regarding certain amendments to, or waivers from, provisions of its code of ethics and business conduct by posting such information on the Company's website.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the provisions of Section 16(a) of the Exchange Act, the Company's executive officers, directors and 10% beneficial stockholders are required to file reports of their transactions in the Company's securities with the Commission. Based solely on a review of the Forms 3 and 4 and amendments thereto furnished to the Company during its most recent fiscal year and Forms 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, the Company believes that as of April 25, 2009, all of its executive officers, directors and greater than 10% beneficial stockholders complied with all filing requirements applicable to them during 2008, except that two reports on Form 4 were filed late by Richard E. Jacobs.

ITEM 11. EXECUTIVE COMPENSATION.

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis describes the material elements of compensation for the Company's executive officers named in the "Summary Compensation Table" and also describes the Company's compensation policies, principles and objectives. Our Compensation Committee's primary purpose is to discharge our Board of Directors' responsibilities regarding compensation of the executives of our company and its subsidiaries. Our Compensation Committee administers all plans and programs connected with compensation of the Company's senior executives and directors. Our Compensation Committee is guided by the general principles that compensation be designed (i) to assure that the Company's executives receive fair compensation relative to their peers at similar companies, (ii) to assure that the Company's shareholders are receiving fair value for the compensation paid to the Company's executives, and (iii) to allow the Company to secure and retain the services of highly qualified executives.

In 2008, and to date in 2009, the Compensation Committee's determinations with respect to executive compensation have been substantially affected by certain significant changes and circumstances with respect to the Company including (i) Board and management transitions involving a new Board chairman, three new directors and a CEO succession, (ii) engagement of new executive officers, (iii) cost reduction efforts of the Company, and (iv) the downturn in the U.S. economy in general and the Company's target markets in particular. The Compensation Committee has responded to these circumstances in a manner intended to maximize the use of Company resources while transitioning to new Board and management leadership. The Compensation Committee is currently reviewing all compensation programs with the intention of enhancing the Company's ability to attract and retain highly motivated and effective executives.

Composition of the Compensation Committee

The members of the Company's Compensation Committee are Donald Duffy (Chairman), LC Greenwood and Steven M. Billick.

Objectives of the Compensation Program

It is a primary objective of the Company to reward key executives for the attainment of financial and strategic objectives which are aligned directly with the success of the Company and the best interests of MTR stockholders. In addition to considering an individual's operating performance, the Committee will also consider other related factors such as an individual's impact on the Company's financial position and prospects, and the Company's operating performance and market conditions. The Company views other mid-sized companies in the gaming industry as its primary competition for executive talent. The gaming industry is highly competitive and, as such, the Company recognizes that it needs a competitive compensation program to attract and retain the top talent necessary for it to achieve outstanding results. A number of executives have joined the Company from other gaming operations. The Committee regularly reviews and evaluates both executive performance and compensation to ensure the Company maintains its ability to attract and retain talented executives.

Following the recent transitions in Company management, and in order to maintain and enhance the Company's management team on a going forward basis, the Committee has decided to give greater emphasis to management retention as a primary objective of the Company's compensation program.

The Compensation Committee's Responsibilities

The Compensation Committee is responsible for, among other things:

- reviewing annually and approving the Company's compensation and benefits philosophy and strategy to ensure that our employees are treated equitably and rewarded appropriately for their contributions to the Company's growth and profitability;
- ensuring that our executive compensation strategy supports the Company's objectives and stockholder interests;
- reviewing the Company's compensation and benefit programs and policies, including design, administration, participation and compliance;
- reviewing and approving company-wide annual and long-term cash or equity incentive compensation plans and ensuring they are administered in a manner consistent with our compensation strategy;
- reviewing and approving corporate goals and objectives for our Chief Executive Officer and other executive officers' compensation, including annual and long-term performance objectives;
- reviewing annually and determining total compensation for our Chief Executive Officer and evaluating his performance in light of established goals and objectives established as part of the budgeting process; and
- reviewing with our Chief Executive Officer his recommendations with respect to the individual elements of total compensation for our executive officers and key management other than our Chief Executive Officer, and determining such compensation or recommending such compensation to the Board for determination.

The Compensation Committee regularly monitors and reviews applicable new rules and evolving best practices relating to executive compensation. During 2008, the Compensation Committee met seven (7) times.

The Company's Compensation Principles

The Company's compensation decisions for our named executive officers, which are approved by the Compensation Committee, are based on the following core principles:

- *Executive officer goals should be linked with stockholder interests.* The Company's compensation policies are designed to align the interests of our executive officers with those of our stockholders.
- *Pay should be mostly performance based.* We provide a total compensation program consisting of fixed and variable pay, with an emphasis on variable pay to reward short- and long-term performance versus pre-established goals and objectives. Performance based pay determinations are made primarily in reliance upon EBTIDA consideration but may also include other considerations such as revenue growth and allocation of capital.
- *Compensation opportunities must be competitive to attract talented employees.* We operate in a highly competitive business for executive talent. Our geographic location may also limit our ability to competitively attract executive talent. In addition, expansion of gaming in jurisdictions adjacent to our gaming facilities have caused and are continuing to cause material increases in competition for executive talent. Each year, the Compensation Committee assesses the competitiveness of total compensation levels for executives to enable us to successfully attract executive talent.
- *Compensation programs must include elements designed to enhance executive retention.* We seek to provide compensation programs that offer effective incentives to enhance our ability to retain successful and highly motivated executives in our Company and subsidiaries.

Peer Groups

In the past, the Compensation Committee established peer groups to assist the Compensation Committee in assessing the competitiveness of the Company's compensation practices for its executive officers. The Compensation Committee considered a number of different potential peer groups from which it selected what it believes is the most relevant peer group for the Company. In selecting the peer groups, the Compensation Committee considers companies that are representative of the types of organizations from which the Company recruits, and to which the Company loses, executive talent. The peer group of companies most recently considered by the Compensation Committee is comprised of Ameristar Casinos, Churchill Downs, Dover Downs Gaming & Entertainment, Isle of Capri Casinos, Monarch Casinos, Penn National Gaming, Pinnacle Entertainment and Seneca Gaming Corporation. All of these companies are gaming and lodging companies that operate one or more casino properties.

On an annual basis, the Compensation Committee evaluates and, if appropriate, modifies the peer group to ensure that it remains representative of the Company's peers based on factors that the Compensation Committee deems appropriate such as base compensation, minimum and maximum bonus payments and other competition related considerations. Such factors are considered by the Committee in order to ensure a reasonable basis for determining both fair and competitive executive compensation and for enhancing the Company's ability to attract and retain executive talent.

Program Elements

The elements of our executive compensation program consist of base salary, annual incentive, long-term incentive and retention compensation. The Company's philosophy generally, and purpose, is to target compensation levels that are competitive with the peer group for the named executive officers, as described above. While the Compensation Committee reviews the compensation paid to executive officers at the peer groups, the Compensation Committee also considers other factors, including the experience and performance of each named executive officer as well as market conditions and the competitive environment for executive talent.

The Compensation Committee makes decisions on executive compensation from a total direct compensation perspective, which generally includes base salary, annual incentive and long-term incentive compensation as well as any special circumstances that may be involved in any transaction with a particular executive. In assessing and determining compensation for our named executive officers, the Compensation Committee examines competitive data for each of the various compensation elements and makes decisions after considering each individual element and its effect on total compensation and the Company's ability to retain its executives.

Base Salary. Base salaries for named executive officers are generally established so compensation remains competitive with the peer group and addresses issues that may arise from a more competitive market for executive talent and from the Company's overall condition at a given time. The Compensation Committee determines base salaries using competitive market data to reflect the contribution of the individual in the management hierarchy. All salaried employees are eligible for annual merit increases and potential bonuses based primarily on performance of their job responsibilities, their impact on the financial condition of the Company and their position relative to the job market. Base salaries are generally held constant for senior level executives once market competitive levels have been achieved, subject to competitive factors and/or changing job responsibilities.

Annual Incentives. We provide our named executive officers with an opportunity to earn cash incentive awards for the attainment of performance measures during a fiscal year.

The Compensation Committee establishes EBITDA-based targets annually near the beginning of each year. The Compensation Committee generally sets the EBITDA-based targets so as to fit into the Company's overall budget, and so that total cash compensation will be competitive with the cash compensation of peer group companies if the targets are met.

The EBITDA target is typically based on our total EBITDA with certain adjustments determined at the beginning of the year, which we refer to as adjusted EBITDA. Adjusted EBITDA for 2008 was defined as earnings before interest income and expense, income taxes, depreciation, amortization, pre-opening and development costs, non-cash share-based compensation, asset impairment costs and write-downs, corporate level litigation settlement costs, gain (loss) on sale of certain assets, gain (loss) on sale of marketable securities, minority interest, loss on early extinguishment of debt and discontinued operations.

Furthermore, in computing adjusted EBITDA for its operating segments, the impact of the following items was excluded: (a) restructurings, discontinued operations and charges for extraordinary items, (b) any event either not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (c) a change in accounting standards required by generally accepted accounting principles.

Long-Term Incentives. The long-term incentive compensation that the Compensation Committee generally employs is the granting of stock option awards. The purpose of granting such awards is to provide compensation that provides value to executives and other employees when value is also created for the stockholders. The long-term incentive compensation is intended to motivate executives and other employees to make stronger business decisions, improve financial performance, focus on both short-term and long-term objectives and encourage behavior that protects and enhances the long-term interests of our stockholders. In some instances, awards have a time-based vesting schedule with a certain percentage of shares vesting over a period of time established by the Committee. The awards are generally granted annually, although such grants may be timed with the hiring of the executive. This is viewed as a substantial portion of the total compensation package for executives and other employees, at this time, and is currently an important retention tool.

Additional Bonus Compensation. We also consider, and may award, special bonuses when one or more named executive officers has or have made significant contributions to our achievement of important goals.

Retention Programs. The Compensation Committee is currently considering a number of compensation plans that will be structured to enhance the Company's ability to retain its key management and personnel.

Year-end Process

Compensation decisions for the named executive officers for the current year are generally made and approved following the end of each fiscal year once earnings for the prior year have been determined and the related fiscal year-end financial statements have been audited.

In connection with annual compensation decisions, our CEO generally presents compensation recommendations for the named executive officers, other than himself, to the Compensation Committee for its review and discussion. Our CEO also provides a summary of individual and company performance, and an assessment of each executive officer's potential and core competencies. When the discussion relates to our CEO's performance and compensation, he is excused from the meeting. The Compensation Committee then makes compensation determinations for named executive officers pending a satisfactory outcome of the year-end financial statement audit. Our CEO also makes certain additional periodic bonus determinations with respect to individual executives and managers that are subject to the review and approval of the Compensation Committee.

Other Compensation

The other elements of compensation include perquisites and other personal benefits, deferred compensation and other benefits as generally described in the tables following the Committee's report set forth below.

Perquisites and Other Personal Benefits. For 2008, perquisite allowances were approved for each of the named executive officers. The Compensation Committee periodically reviews the level of perquisites and other personal benefits provided to our named executive officers.

Deferred Compensation. The Company entered into deferred compensation agreements with Messrs. Arneault and Blatt, which provided Messrs. Arneault and Blatt with certain benefits (described elsewhere in this Annual Report). Mr. Blatt and the Company agreed to rescind Mr. Blatt's Deferred Compensation Agreement in March 2009. The Compensation Committee periodically reviews the nature and scope of its deferred compensation arrangements in order to ensure the reasonableness and competitiveness of our benefits and total compensation arrangements. This is accomplished by a review of the Company's peer group and the consideration of the collective experience of the members of our Committee and our advisors.

CEO Compensation

Compensation in fiscal year 2008 for Mr. Arneault, our CEO until October 31, consisted of base salary, bi-annual incentive awards, certain perquisites and an annual performance bonus which was based on a formula and other factors stipulated in Mr. Arneault's employment agreement as amended (See "Summary Compensation Table" and "Employment Agreements; Potential Payments Upon Termination or Change in Control" below).

As previously disclosed by the Company, Mr. Arneault indicated to the Board of Directors that he did not intend to continue as the Company's President and CEO beyond the end of 2008 and his applicable employment agreement term. In view of Mr. Arneault's position, and the availability of Mr. Griffin, the Company's new CEO, to begin employment on November 1, the Company's Board of Directors decided to accelerate its executive succession planning and negotiate an early termination of Mr. Arneault's employment agreement with the Company, which termination became effective October 31, 2008. The Company and Mr. Arneault agreed, in connection with Mr. Arneault's early termination, that instead of any and all payments that he would otherwise be entitled to under his employment agreement (including, without limitation, any bonus payment), Mr. Arneault would only be entitled to receive (i) the Company-owned house and real property located at One Riverside Drive, New Cumberland, West Virginia and the furnishings contained in that house and certain surrounding acreage; (ii) the furnishings contained in Mr. Arneault's office at Company headquarters; (iii) a $400,000 bonus payment less all applicable taxes and authorized deductions; (iv) certain compensation and expense reimbursement under Mr. Arneault's Employment Agreement through the applicable early termination date; and (v) certain deferred amounts held in a trust account together with related earnings. Payments to Mr. Arneault under his Employment Agreement are described elsewhere in this Annual Report. Upon the early termination of Mr. Arneault's Employment Agreement, the Company and Mr. Arneault entered into a Consulting Agreement pursuant to which Mr. Arneault provides certain consulting services to the Company. (See "Summary Compensation Table" and "Employment Agreements; Potential Payments Upon Termination or Change in Control" below.) The Compensation Committee negotiated the early termination of Mr. Arneault's Employment Agreement and the Consulting Agreement in a manner intended to obtain the best financial and operating results for the Company, accelerate the Company's employment of a new and highly-qualified CEO, and avail the Company of Mr. Arneault's assistance with the CEO transition, thus reducing the likelihood of uncertainty among the Company's shareholders concerning the success of the succession and transition. With the CEO succession and the Company's new focus on operations instead of development, the Compensation Committee sees itself as having begun a new phase in the development and enhancement of the Company's executive compensation programs.

Robert F. Griffin became the Company's new CEO and President effective November 1, 2008 pursuant to the terms of an Employment Agreement between Mr. Griffin and the Company. (See "Summary Compensation Table" and "Employment Agreements; Potential Payments Upon Termination or Change in Control" below.) The Board of Directors retained an executive search firm in May 2008 to assist the Board in executive succession planning. As part of the CEO succession process and in conjunction with such firm, the Board of Directors and the compensation committee determined what compensation parameters were going to be used to recruit a new CEO to the Company. The Board of Directors and compensation committee used CEO compensation and bonus criteria based on the Company's peer group as well as certain data points provided by the executive recruiting firm that were deemed necessary to solicit a senior gaming executive to join the Company.

Compensation of Other Named Executive Officers.

Compensation in fiscal year 2008 for Messrs. Hughes, Bittner, P. Arneault, and Blatt consisted of base salary and certain perquisites. Messrs. Bittner and Arneault received certain bonuses and Mr. Hughes received certain non-equity incentive plan compensation. (See "Summary Compensation Table" and "Employment Agreements; Potential Payments Upon Termination or Change in Control" below.) Mr. Blatt was also a party to a Deferred Compensation Agreement with the Company which was rescinded in March 2009.

In fiscal year 2008, Mr. Blatt was employed as a Vice President of the Company on an at-will basis (following the expiration of his employment agreement with the Company in October 2006). Mr. Blatt's employment as a Vice President of the Company ended on December 31, 2008. Mr. Blatt continues to serve as the Vice Chairman of the Board of Directors and the Assistant Secretary of the Company. With respect to 2009, the Company has agreed with Mr. Blatt, that commencing April 1, 2009, in addition to his annual director's stipend and fees for board and committee meetings, and annual and special meetings of shareholders, the Company will pay Mr. Blatt the amount of $6,000 per month for his services rendered as Assistant Secretary and for office expenses. The Company will make such payments until the later of (i) five years or (ii) until such time that Mr. Blatt no longer serves the Company as a Secretary or Assistant Secretary. The decision to compensate and reimburse Mr. Blatt for his services was made and approved by the full Board in recognition of Mr. Blatt's continuing service and availability as the Company's Assistant Secretary. The Board also recognized that Mr. Blatt's historical perspective and knowledge of the Company's operations would be beneficial to our new CEO.

Stock Option Grant Practices

The Compensation Committee has adopted a policy with respect to equity awards that contains procedures to prevent stock option backdating or other improper timing issues. Under the policy, the Compensation Committee has exclusive authority to grant equity awards to our named executive officers and other employees. The policy also provides that annual equity grants to employees will be made on the start date of employment. Grants of equity awards to new employees or to reflect promotions or other special events may be made during other times in the year. If an employee joins the Company and has been offered stock-based awards as part of his compensation, approval from the Compensation Committee will be sought at the next Compensation Committee meeting and the exercise price of any stock options will be the closing price of our Common Stock on the NASDAQ on the date of the Compensation Committee's approval of the award, unless the Company is in a company-imposed black-out period under its insider trading policy. Under the Company's insider trading policy, named executive officers, other employees with access to material non-public information about the Company and directors are prohibited from engaging in transactions in the Company's securities during black out periods. The Compensation Committee's policy with respect to option grants is consistent with the Company's insider trading policy.

Tax Implications

Deductibility of Executive Compensation. As part of its role, the Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, which requires that public companies meet specific criteria in order to deduct, for federal income tax purposes, compensation over $1,000,000 paid to the Chief Executive Officer and the next four highest compensated executive officers. The Compensation Committee believes that its primary responsibility is to provide a compensation program that attracts, retains and rewards the executive talent needed for the Company's success. Consequently, as it did in 2008, in any year the Compensation Committee may authorize compensation in excess of $1,000,000 that is not performance-based under Section 162(m). The Compensation Committee recognizes that the loss of a tax deduction may be unavoidable in these circumstances.

Report of the Compensation Committee

The Compensation Committee has:

(1) reviewed and discussed the Compensation Discussion and Analysis included in this Annual Report with Company management; and

(2) based on the reviews and discussions referred to in paragraph (1) above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and

Analysis be included in the Company's Annual Report on Form 10-K (as amended) for the Fiscal Year ending December 31, 2008.

THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Donald J. Duffy, Chair

LC Greenwood

Steven M. Billick

Summary Compensation Table

The following table sets forth information regarding compensation for the fiscal year ended December 31, 2008, awarded to, earned by or paid to the Company's principal executive officer, principal financial officer and other named executive officers (together, the "Named Officers").

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)(11)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Edson R. Arneault	2008	1,033,673	100,000			400,000(1)		623,162(2)	2,156,835
Chairman, President and	2007	1,140,000	100,000			855,000(1)		294,199(2)	2,389,199
Chief Executive Officer—	2006	957,206	100,000			1,554,271(1)		524,193(2)	3,135,670
MTR Gaming Group, Inc.									
Robert F. Griffin	2008	74,038			251,725	45,200(3)		1,523(4)	372,486
President and Chief Executive Officer—MTR Gaming Group, Inc.									
Robert A. Blatt	2008	248,063						40,000(5)	288,063
Vice President	2007	248,063						67,594(5)	315,657
	2006	239,203						48,000(5)	287,203(6)
David R. Hughes	2008	382,145			66,471	97,500(3)		23,091(7)	569,207
Corporate Executive Vice	2007	351,979			115,600			9,290(7)	476,869
President and Chief	2006	335,225						8,846(7)	344,071
Financial Officer									
John W. Bittner, Jr.	2008	270,757	10,000					43,216(8)	323,973
Executive Vice President	2007	257,864			115,600			24,215(8)	397,679
Finance and Accounting	2006	241,000						18,224(8)	259,224
Patrick Arneault	2008	369,578	25,000					8,861(9)	403,439
Vice President—	2007	351,979			115,600			9,260(9)	476,839
Mountaineer Park, Inc.	2006	246,000						8,846(9)	254,846
and Presque Isle Downs, Inc.									
Steven D. Overly	2008	345,866						51,223(10)	397,089
Vice-President of Business	2007	304,615	50,000		164,605			29,100(10)	548,320
and Legal Affairs									

(1) As to 2008, includes $400,000 bonus earned but not paid in 2008. As to 2008, the bonus will be paid on May 1, 2009. As to 2007, includes $855,000 annual bonus earned but not paid in 2007. The 2007 annual bonus was deferred and deposited into a "Rabbi Trust" on May 8, 2008. As to 2006, includes $378,146 short term and $1,176,125 long-term bonus earned but not paid in 2006. Amounts relating to the 2006 short-term performance bonus were deferred and deposited into the Rabbi

Trust; the long-term bonus was accrued and was payable after the end of the six-year contract term. This contract ended at December 31, 2006, and such accrued amounts aggregating $7,600,549 were paid into the Rabbi Trust in 2007. During 2008, 2007 and 2006 the Rabbi Trust had earnings of $120,188, $481,195 and $65,963, respectively.

(2) As to 2008, all other compensation for Edson R. Arneault includes $166,261 for use of Company owned housing, $438,900 payment of vacation earned in current and prior periods; $1,500 estimated contribution and other allocations to defined contribution plan, $6,000 for auto allowance, $4,498 for use of an automobile, $330 for life insurance premiums treated as a benefit, and $5,673 for club memberships. As to 2008, amounts do not reflect the transfer of the Company-owned residence and real property and the furnishings contained in that house and certain surrounding acreage; and the furnishings contained in Edson R. Arneault's office at the Company headquarters. The conveyance of the real and personal property, as previously described, to Mr. Arneault, will occur on May 1, 2009. As to 2008, amounts also do not include for the period November 1, 2008, to December 31, 2008, $28,452 for use of the Company housing and $85,333 paid to Edson R. Arneault under the terms of the consulting agreement that began November 1, 2008. As to 2007, all other compensation for Edson R. Arneault includes $84,568 of annual insurance premiums, which are treated as compensation, $184,065 for use of Company owned housing, $2,000 estimated contribution and other allocations to defined contribution plan, $7,200 for auto allowance, $8,995 for use of an automobile, $792 for life insurance premiums treated as a benefit and $6,579 for club memberships. As to 2006, all other compensation for Edson R. Arneault includes $84,568 of annual insurance premiums, which are treated as compensation, $175,826 for use of Company owned housing, $239,301 payment of vacation earned but not taken in prior periods, $2,400 estimated contribution and other allocations to defined contribution plan, $6,000 for auto allowance, $8,995 for use of an automobile, $644 for life insurance premiums treated as a benefit and $6,459 for club memberships.

(3) As to 2008, amounts represent incentive compensation earned per terms of employment agreements but not paid in 2008.

(4) As to 2008, all other compensation includes $1,400 for auto allowance and $123 other. As to 2008, amounts do not include $9,781 for reimbursement of temporary housing and relocation expenses.

(5) As to 2008, all other compensation for Robert A. Blatt includes $40,000 for office expense. As to 2007, all other compensation for Robert A. Blatt includes $48,000 for office expense and $19,594 of annual insurance premiums, which are treated as compensation. As to 2006 all other compensation for Robert A. Blatt includes $48,000 for office expense. Mr. Blatt's tenure as Vice President ended in December 2008.

(6) Total compensation for Robert A. Blatt includes $35,008 earned but not paid in 2006; such $35,008 amount was subsequently paid in 2007.

(7) As to 2008, all other compensation for David R. Hughes includes $7,900 for auto allowance, $13,500 payment of vacation earned but not taken in the current period, $1,500 estimated contribution and other allocations to defined contribution plan, $90 for life insurance premiums and $101 other. As to 2007, all other compensation for David R. Hughes includes $7,200 for auto allowance, $2,000 estimated contribution and other allocations to defined contribution plan and $90 for life insurance premiums. As to 2006, all other compensation for David R. Hughes includes $6,000 for auto allowance, $2,400 estimated contribution and other allocations to defined contribution plan and $446 for life insurance premiums.

(8) As to 2008, all other compensation for John W. Bittner, Jr. includes $7,200 for auto allowance, $34,157 payment of vacation earned but not taken in current and prior period, $1,500 estimated contributions and other allocations to defined contribution plan, $258 for life insurance premiums and $101 other. As to 2007, all other compensation for John W. Bittner, Jr. includes $7,200 for auto allowance, $14,877 payment of vacation earned but not taken in prior period, $2,000 estimated contribution and other allocations to defined contribution plan and $138 for life insurance premiums. As to 2006, all other compensation for John W. Bittner, Jr. includes $6,000 for auto allowance, $8,500 payment of vacation earned but not taken in prior period, $2,400 estimated contribution and other allocations to defined contribution plan, $524 for life insurance premiums and $800 for club membership.

(9) As to 2008, all other compensation for Patrick J. Arneault includes $7,200 for auto allowance, $1,500 estimated contribution and other allocations to defined benefit contribution plan, $60 for life insurance premiums and $101 other. As to 2007, all other compensation for Patrick J. Arneault includes $7,200 for auto allowance, $2,000 estimated contribution and other allocations to defined benefit contribution plan and $60 for life insurance premiums. As to 2006, all other compensation for Patrick J. Arneault includes $6,000 for auto allowance, $2,400 estimated contribution and other allocations to defined benefit contribution plan and $446 for life insurance premiums.

(10) As to 2008, all other compensation for Steven D. Overly includes $7,200 for auto allowance, $25,385 payment of vacation earned but not taken in prior period, $18,500 for housing and transportation and $138 for life insurance premiums. As to 2007, all other compensation for Steven D. Overly includes $7,100 for auto allowance and $22,000 for housing and transportation. Mr. Overly's employment with the Company ended on October 15, 2008, after commencing in January 2007. Mr. Overly was paid by the Company through the end of his contract.

(11) The option awards value represents the amount recognized for financial statement reporting purposes for the year determined pursuant to Statement of Financial Accounting Standards No 123(R), *Share-Based Payment* (SFAS No 123(R)). See Note(s) 2 and 12 to Company's Consolidated Financial Statements in its Annual Report on Form 10-K for the year ending December 31, 2008.

Grant of Plan Based Awards Table

Name	Grant date	Estimated future payouts under non-equity incentive plan awards: Threshold ($)	Target ($)	Maximum ($)	Estimated future payouts under equity incentive plan awards: Threshold (#)	Target (#)	Maximum (#)	All other stock awards: Number of shares of stock or units (#)	All other option awards: Number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)(3)	Grant date fair value of stock and option awards (4)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Robert F. Griffin .	09/19/2008(1)							50,000		$3.71	$ 79,895
	11/1/2008(1)							100,000		$3.71	$171,830
David R. Hughes .	05/15/2008(2)							30,000		$5.61	$ 66,471

(1) Grants were made pursuant to an employment agreement, 50,000 of which vested on the date of grant and 50,000 of which vest on each of the first and second anniversary dates of the employment agreement, which was effective November 1, 2008. Grants were approved on September 19, 2008 but for the 100,000 options that did not vest on the grant date the service inception date is November 1, 2008.

(2) Grants were made pursuant to an employment agreement and vested on the date of grant.

(3) The exercise price of stock options was determined based upon the NASDAQ Official Close Price on the date of grant.

(4) The fair value of stock option grant awards is based upon the fair value of the grant as calculated under Statement of Financial Accounting Standards ("SFAS") 123R, "Share Based Payment" on the grant date. See Notes 2 and 12 to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ending December 31, 2008.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-based Awards Table

On September 19, 2008, the Company appointed Robert F. Griffin as the Company's new President and Chief Executive Officer, and as discussed in further detail in the Employee Agreements section that follows, the Company entered into a two-year employment agreement with Mr. Griffin that commenced November 1, 2008.

On May 15, 2008, as subsequently amended on October 16, 2008, the Company entered into an employment agreement with David R. Hughes as the Company's Corporate Vice President and Chief Financial Officer. The Agreement is for a two-year term with an effective commencement date of May 15, 2008. The Agreement provides for an annual base salary of $390,000 with annual 5% cost of living increases and additional compensation of $8,400 for automobile expenses and other benefits and fringe benefits made available to other executives of the Company. Pursuant to the agreement, Mr. Hughes is also entitled to periodic cash bonuses of a minimum of 25% of his base compensation with eligibility to earn additional discretionary bonuses at the discretion of the Company's Compensation Committee. The Agreement also provides for the grant of a certain option to acquire 30,000 shares of the Company's common stock. In the event a termination of employment occurs after there has been a change of control, Mr. Hughes would receive a severance payment equal to two years of his base annual salary.

On August 15, 2007, the Company entered into separate employment agreements with John W. Bittner, Jr. and Patrick Arneault. Each of the agreements is for a two year term with an effective commencement date of January 1, 2007, and each agreement provided for the grant of certain options to acquire shares of the Company's commons stock (such option grants were approved in April and June of 2007). The agreements were amended in October 2008 and extended to November 1, 2009.

Mr. Bittner's agreement provides for an annual base salary of $257,864 (with annual cost of living increases) and additional compensation of $7,200 annually for automobile expenses, four weeks of paid vacation and benefits and fringe benefits made available to other executives of the Company. Mr. Arneault's agreement provides for an annual base salary of $351,979 (with annual cost of living increases) and additional compensation of $7,200 for automobile expense, four weeks of paid vacation, and benefits and fringe benefits made available to other executives of the Company. Pursuant to the employment agreements, Messrs. Bittner and Arneault are also eligible for periodic cash bonuses in the discretion of the Company's independent Compensation Committee. In the event of termination of employment in connection with a change of control, each would receive a severance payment equal to the greater of entire compensation for the remainder of the term of the agreement and one year's salary.

On December 19, 2006, the Company entered into an employment agreement with Steven D. Overly. The agreement was for a two-year term with an effective commencement date of January 22, 2007. Mr. Overly's agreement provided for payment of $50,000 upon signing the employment agreement, an annual base salary of $330,000 (with an annual cost of living increase on the first anniversary date) and additional compensation of $7,200 annually for automobile expenses, four weeks of paid vacation and benefits and fringe benefits made available to other executives of the Company. The agreement also provided for the grant of certain options to acquire 40,000 shares of the Company's commons stock. Upon signing the employment agreement 10,000 of the options vested and 10,000 vested on each the first and second year anniversary dates while the final 10,000 were to vest on the second year anniversary date if Mr. Overly purchased not fewer than 10,000 shares of the Company's common stock within twelve months of the employment date and retained such purchased shares through the second year anniversary date. Such shares were not purchased by Mr. Overly. Mr. Overly's employment with the Company ended on October 15, 2008. Mr. Overly was paid by the Company through the end of his contract.

On September 28, 2001, the Company entered into a five-year employment agreement with its President and Chief Executive Officer, Edson R. Arneault. The employment agreement, effective as of January 1, 2001, provided for, among other things, an annual base salary of $750,000 (subject to annual cost of living increase of 5%), semiannual cash awards, an annual performance bonus tied to EBITDA growth, and a long-term incentive bonus, subject to a cap, payable at the end of the five-year term based upon growth compared to fiscal year 2000 in a variety of objective measurements, including earnings per share, the market price of the Company's common stock, EBITDA and gross revenue. Other factors affecting the long-term bonus were acquisitions of other racetracks and parimutuel facilities, acquisition of gaming operations that generate positive EBITDA in the Company's first full year of operation, and successful legislative initiatives.

The agreement was amended on December 22, 2004 to provide for a one-year extension as President and CEO and three additional years as Chairman. The Compensation during the three additional years as Chairman was based upon 25% of the average of the corresponding amounts paid during the last three years as President and CEO.

The agreement also provided that Mr. Arneault shall be entitled, at the Company's expense, to lease living and/or office quarters for himself and the Company in any state or jurisdiction in which the Company is currently doing business or commences substantial business operations. The expense incurred for living and/or office quarters was to be reasonable and paid directly by the Company, or at Mr. Arneault's election, reimbursed by the Company.

As discussed in further detail in the Employee Agreements section that follows, the Company entered into a new contract with Mr. Arneault on October 18, 2006 that became effective on January 1, 2007 with a two-year term ending December 31, 2008. On October 15, 2008, the Company entered into the second amendment of the employment agreement with Mr. Arneault pursuant to which Mr. Arneault's employment expired on October 31, 2008.

In October 2004, we entered into an employment agreement with Robert A. Blatt. The agreement (which expired in October 2006) was for a term of two years, called for an annual base salary of $225,000 (subject to automatic annual cost of living increases of 5%) and entitled Mr. Blatt to a cash bonus of up to 50% of the base salary, in the discretion of the Compensation Committee. The employment agreement also entitled Robert A. Blatt to participate in our various benefit plans for health insurance, life insurance and the like and reimbursement at the rate of $4,000 per month towards office expense. Mr. Blatt's employment as a Vice President of the Company ended on December 31, 2008. Mr. Blatt continues to serve as the Vice Chairman of the Board of Directors and an Assistant Secretary of the Company.

We previously had deferred compensation agreements with Messrs. Arneault and Blatt, which provided for certain benefits upon retirement. These obligations were to be funded through the purchase of "split dollar" life insurance policies. As a result of an amendment to the deferred compensation agreement dated May 4, 2005, we no longer have a liability to Mr. Arneault under the aforementioned agreement. Additionally, on March 10, 2009, the Company and Mr. Blatt agreed to rescind the deferred compensation agreement.

The Company did not enter into any employment agreements with any of the other Named Executive Officers during 2008, 2007 or 2006.

Outstanding Equity Awards at Fiscal Year-end Table

The following table sets forth information concerning outstanding equity awards for each Named Officer as of December 31, 2008.

	Option awards					Stock awards			
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested (#)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#) (i)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Edson R. Arneault	300,000			$ 2.50	3/13/2010				
Robert F. Griffin	50,000			$ 3.71	9/19/2018				
	100,000	100,000		$ 3.71	9/19/2018				
Robert A. Blatt	150,000			$ 2.50	3/13/2010				
John W Bittner, Jr.	20,000	20,000		$14.79	6/26/2017				
	20,000	20,000		$16.27	4/27/2017				
	25,000			$15.00	12/2/2012				
	25,000			$ 8.00	5/13/2013				
	25,000			$11.30	4/13/2015				
David R. Hughes	30,000			$ 5.61	5/15/2018				
	20,000	20,000		$14.79	6/26/2017				
	20,000	20,000		$16.27	4/27/2017				
Patrick Arneault	20,000	20,000		$14.79	6/26/2017				
	20,000	20,000		$16.27	4/27/2017				
	30,000			$ 8.00	5/13/2013				
	30,000			$11.30	4/13/2015				

Option Exercises and Stock Vested Table

	Option awards		Stock awards	
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)
(a)	(b)	(c)	(d)	(e)
N/A				

Pension Benefits

Name	Plan name	Number of years credited service (#)	Present value of accumulated benefit ($)	Payments during last fiscal year ($)
(a)	(b)	(c)	(d)	(e)
N/A				

Nonqualified Defined Contribution and other Nonqualified Deferred Compensation Grants

Name	Executive contributions in last FY ($)	Registrant contributions in last FY ($)	Aggregate earnings in last FY ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE ($)
(a)	(b)	(c)	(d)	(e)	(f)
Edson R. Arneault		$150,000	$45,637		$1,567,628
Robert A. Blatt		$ 24,999	$ 9,039		$ 343,160

We entered into deferred compensation agreements in 1999 with Edson R. Arneault and Robert A. Blatt whereby the Company purchased life insurance policies on the lives of Messrs. Arneault and Blatt. The owner of the policies is the Company. Messrs. Arneault and Blatt would have been entitled, after the Company recouped the aggregate premiums paid, to an annual benefit, as defined, upon retirement, death or termination from the cash value of the insurance policies. On October 19, 2006, we also entered into an amendment to the 1999 deferred compensation agreement with Edson R. Arneault. The amendment provided that if Edson R. Arneault's employment is terminated other than for cause, or if the employment agreement expires, we will pay the premiums for insurance policies underlying the deferred compensation agreement until Edson R. Arneault reaches the age of sixty-five (65). As a result of an amendment to the deferred compensation agreement dated May 4, 2005, we no longer have a liability to Mr. Arneault under the aforementioned agreement. Additionally, on March 10, 2009, the Company and Mr. Blatt agreed to rescind the deferred compensation agreement.

Director Compensation

The Company's non-employee directors receive an annual stipend of $24,000 (except that Mr. Jacobs receives an annual payment of only $1.00) and a per meeting fee of $1,500 (except that Mr. Duffy, in his capacity as Chairman of the Special Committee of the Board of Directors, received $2,000 per meeting of the Special Committee and Mr. Jacobs receives no meeting fees). Effective in 2009, the Company's non-employee directors will receive a daily meeting fee of $1,500. Participation by the Board of Director representatives in meetings of the Company's Compliance Committee and Strategic Planning Committee are included for daily meeting fee consideration. Directors who are employees of the Company do not receive compensation for attendance at Board meetings. All board members are reimbursed for expenses they incur in attending meetings. Commencing in April 2009, Mr. Blatt will receive $6,000 per month for services rendered as Assistant Secretary or Secretary of the Company (which amount includes reimbursement for office expenses). Such monthly payments are in addition to Mr. Blatt's annual director's stipend and fees for board and committee meetings and annual and special meetings of shareholders.

The following table sets forth the compensation of the Company's non-employee directors for services rendered in 2008. Directors who are also employees of the Company do not receive compensation (other than their compensation as employees of the Company) for their services on the Board of Directors.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($) (1)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Jeffrey P. Jacobs							
James V. Stanton	94,500						94,500
Donald J. Duffy	106,500						106,500
LC Greenwood	57,000						57,000
Richard Delatore	91,500						91,500
Steven M. Billick	14,500						14,500
Stanley R. Gorom III	11,500						11,500
Raymond K. Lee	7,000						7,000

(1) There were no stock option awards to members of the Board of Directors during 2008; the non-employee directors do not have any stock option awards outstanding as of December 31, 2008.

Employment Agreements; Potential Payments Upon Termination or Change in Control.

Employment Agreements

On September 19, 2008, we appointed Robert F. Griffin as the Company's new President and Chief Executive Officer and on September 23, 2008, entered into a two-year employment agreement with Mr. Griffin that commenced November 1, 2008. The agreement provides for an annual base salary of $550,000, additional compensation of $8,400 annually for automobile expenses, term life insurance with a face value equal to at least three (3) times Mr. Griffin's base compensation and other benefits and fringe benefits made available to other executives of the Company. Pursuant to the agreement, Mr. Griffin is also entitled to annual incentive compensation of no less than 30% of his base compensation as determined by the Compensation Committee of the Board of Directors based upon mutually agreed upon performance goals. For the time period from the effective date of the agreement through December 31, 2008, Mr. Griffin will be eligible for a pro-rata portion of the minimum incentive compensation. The agreement also provides for the grant of options to purchase 150,000 shares of the Company's common stock at the NASDAQ official close price of a share of the Company's stock on the grant date. 50,000 options shall be fully vested upon the effective date of the agreement. Provided Mr. Griffin remains employed by the Company, 50,000 options shall vest on the first anniversary date of the agreement and 50,000 shall vest on the second anniversary date of the agreement. The Company shall reimburse Mr. Griffin for relocation expenses and temporary living expenses until he moves into the new permanent residence up to $3,000 per month for a period not to exceed six (6) months.

In the event of termination of employment in connection with a change of control as defined in the agreement, Mr. Griffin would receive a severance payment as follows: (i) an amount equal to two times Mr. Griffin's then applicable base compensation, (ii) an amount equal to the highest amount of annual incentive compensation paid to Mr. Griffin with respect to either the first or second full calendar year immediately preceding the effective date of the termination (or as otherwise stipulated in the agreement); and (iii) an additional monthly amount so that Mr. Griffin shall be able to receive certain health benefits coverage as provided by the agreement until the earlier of the second anniversary of the termination of employment or date on which Mr. Griffin accepts employment with or provided service to any other business or entity. The agreement also provides that upon a change in control all unvested stock options shall vest and all stock options that may be exercised shall be exercisable in accordance with the terms of the applicable Non-Qualified Stock Option Agreement.

On October 15, 2008, we entered into the second amendment of the October 18, 2006 employment agreement with Edson R. Arneault pursuant to which Mr. Arneault's employment agreement expired on October 31, 2008, instead of December 31, 2008, as originally provided, and Mr. Arneault ceased to be employed as the Company's President and Chief Executive Officer on October 31, 2008. The amendment provides that Mr. Arneault will receive the following consideration in lieu of any and all payments that would otherwise become due and payable to him under his employment agreement (except as otherwise provided in the amendment): (i) the corporate residence and associated real property and furnishings in New Cumberland, West Virginia; (ii) Mr. Arneault's office furnishings at the Company's headquarters, (iii) a bonus payment of $400,000 less applicable taxes and authorized deductions; (iv) certain other compensation and expense reimbursement pursuant to the employment agreement through the date of termination; and (v) deferred amounts of approximately $11.5 million held in a rabbi trust with earnings on such amounts. This amount is included in our consolidated balance sheet as "Assets held for deferred compensation" and the related obligation has been accrued in our consolidated balance sheet as of December 31, 2008. The payment of the bonus, conveyance of the corporate residence and associated real property and furnishings and payment of deferred amounts shall occur on May 1, 2009.

On October 15, 2008, we also entered into a consulting agreement with Mr. Arneault effective November 1, 2008, and continuing for a period of 30 months during which Mr. Arneault will assist with the transition to Mr. Griffin, who became President and Chief Executive Officer on November 1, 2008, and provide other services set forth in the consulting agreement. The consulting agreement provides that Mr. Arneault will provide up to 400 hours of his time per year and we will pay Mr. Arneault a consulting fee of $512,000 per year and also provide for the payment of certain expenses incurred by Mr. Arneault in connection with his providing services to the Company. During the 30-month period, Mr. Arneault will not, directly or indirectly, own, operate, join, control, participate in or be connected as an officer, director, employee, partner, stockholder, consultant or otherwise, with any gaming business within 150 miles of any facility currently owned or leased by the Company.

Pursuant to the October 18, 2006, employment agreement and prior to the 2008 amendments, Mr. Arneault was to serve as President and Chief Executive Officer until December 31, 2008. The employment agreement provided for, among other things, an annual base salary of $1,140,000, a semi-annual bonus of $50,000, and Mr. Arneault's eligibility to receive an annual performance bonus equivalent to a minimum of 75% of his annual base salary up to 200% of such salary. The Company's Compensation Committee would make its recommendation regarding the amount of Mr. Arneault's annual bonus to the Company's Board of Directors based on its determination as to the achievement of budgets and performance criteria established by the Compensation Committee and approval by the Board during the first quarter of the applicable fiscal period. Performance criteria could have included, without limitation (i) actual EBITDA compared to budgeted EBITDA; (ii) actual E.P.S. compared to budgeted E.P.S.; (iii) stock price performance; (iv) revenue performance; (v) planned expansion as budgeted; (vi) budgeted acquisition(s) of a gaming or racing asset(s); (vii) passage of legislation that benefits the Company's gaming or racing assets; (viii) return on equity; and (ix) such other criteria recommended by the Compensation Committee and approved by our Board of Directors. The Compensation Committee was authorized to recommend a higher annual bonus to the Company's

Board of Directors based upon its determination that a higher bonus was appropriate based upon exceptional performance.

In 2001, pursuant to a prior employment agreement, the Company purchased living quarters in West Virginia for use by Mr. Arneault. The agreement provided for the non-exclusive option, until September 1, 2008, for Mr. Arneault to purchase the current residence and certain surrounding acreage owned by the Company at the higher of (a) the book value reflected on the current financial statements and records of the Company at the time of Mr. Arneault's notice of intended purchase to the Company pursuant to the agreement, or (b) the fair market value of such property (as determined by independent appraisal). The agreement also provided the non-exclusive option, exercisable until September 1, 2008, for Mr. Arneault to purchase the furnishings in his corporate residence for a price equal to the then-depreciated book value. The second amendment of the October 18, 2006 employment agreement dated October 18, 2008 revised the terms for conveyance of the corporate residence, acreage and furnishings to Mr. Arneault.

Pursuant to a January 1, 2001, employment agreement, as amended in December of 2004 and May of 2005, Edson R. Arneault served as our President and Chief Executive Officer until December 31, 2006. Mr. Arneault's subsequent employment agreement is described above. The employment agreement that was in effect until December 31, 2006, provided for, among other things, an annual base salary of $750,000 (subject to automatic annual cost of living increases of 5%), semi-annual cash awards and an annual performance bonus tied to EBITDA growth.

Mr. Arneault's prior employment agreement also provided for a long-term incentive bonus, subject to a cap, payable after the six-year term as President and Chief Executive Officer based upon growth compared to year 2000 in a variety of objective measurements, including earnings per share, the market price of our common stock, EBITDA and gross revenues. Other factors that affected Mr. Arneault's long-term bonus were acquisitions of other racetracks and parimutuel facilities, acquisitions of gaming venues that generated positive EBITDA in their first full year of operation, and successful legislative initiatives. A second amendment of the employment agreement in May of 2005 adjusted certain payment dates to assure compliance with Section 409A of the Internal Revenue Code, as amended. As noted previously, payment of such deferred amounts will occur on May 1, 2009.

On May 15, 2008, as subsequently amended on October 16, 2008, the Company entered into an employment agreement with David R. Hughes as the Company's Corporate Executive Vice President and Chief Financial Officer. The Agreement is for a two-year term with an effective commencement date of May 15, 2008. The Agreement provides for an annual base salary of $390,000 with annual 5% cost of living increases and additional compensation of $8,400 for automobile expenses and other benefits and fringe benefits made available to other executives of the Company. Pursuant to the agreement, Mr. Hughes is also entitled to periodic cash bonuses of a minimum of 25% of his base compensation with eligibility to earn additional discretionary bonuses at the discretion of the Company's Compensation Committee. The Agreement also provides for the grant of a certain option to acquire 30,000 shares of the Company's common stock. In the event a termination of employment occurs after there has been a change of control, Mr. Hughes would receive a severance payment equal to two years of his base annual salary.

In October 2004, we entered into an employment agreement with Robert A. Blatt. The agreement was for a term of two years, called for an annual base salary of $225,000 (subject to automatic annual cost of living increases of 5%) and entitled Mr. Blatt to a cash bonus of up to 50% of the base salary, in the discretion of the Compensation Committee. The employment agreement also entitled Mr. Blatt to participate in our various benefit plans for health insurance, life insurance and the like and reimbursement at the rate of $4,000 per month towards office expense. Mr. Blatt's employment agreement expired in October 2006, at which point he became an employee at will. Mr. Blatt's employment with the Company as a Vice President ended on December 31, 2008. Mr. Blatt continues to serve as the Vice Chairman of the Board of Directors and the Assistant Secretary of the Company.

On December 19, 2006, the Company entered into an employment agreement with Steven D. Overly. The agreement was for a two-year term with an effective commencement date of January 22, 2007. Mr. Overly's employment with the Company ended on October 15, 2008. Mr. Overly was paid by the Company through the end of his contract. Mr. Overly's agreement provided for payment of $50,000 upon signing the employment agreement, an annual base salary of $330,000 with an automatic 5% cost of living increase on the first anniversary of the Agreement and was subject to periodic increase by the Company's Chief Executive Officer in his discretion. The agreement also entitled Mr. Overly additional compensation of $7,200 annually for automobile expenses, benefits and fringe benefits made available to other executives of the Company and reimbursement of housing and transportation of $2,000 per month. Mr. Overly was also entitled to periodic cash bonuses in the Compensation Committee's sole discretion. The agreement also provided for the grant of certain options to acquire 40,000 shares of the Company's commons stock as approved by the Company's Compensation Committee and subject to the terms of an option agreement executed by the Company and Mr. Overly, at the NASDAQ official close price of a share of the Company's stock on the grant date. Upon signing the employment agreement, 10,000 of the options vested and 10,000 were to vest on each the first and second year anniversary dates while the final 10,000 was to vest on the second year anniversary date if Mr. Overly purchased not fewer than 10,000 shares of the Company's common stock within twelve months of the employment date and retained such purchased shares through the second year anniversary date (which he did not do).

In August 2007, we entered into a two-year Employment Agreement with Patrick J. Arneault (commencing as of January 1, 2007 and ending on January 1, 2009), as Executive Vice President of Development of the Company. Pursuant to an October 10, 2008, amendment to the Agreement, the term was extended to November 1, 2009. The Agreement calls for an annual base salary of $351,979 per year with an automatic 5% cost of living increase on the first anniversary of the Agreement and is subject to periodic increase by the Company's Compensation Committee in its sole discretion. Mr. Arneault is also entitled to periodic cash bonuses in the Compensation Committee's sole discretion. The Agreement also provided for a grant of an option to purchase 20,000 shares of the Company's Common Stock, as approved by the Company's Compensation Committee and subject to the terms of an option agreement executed by the Company and Mr. Arneault, at the NASDAQ official close price of a share of the Company's stock on the grant date. Such option vested on January 1, 2009. The Agreement also provided for the grant of an option to purchase an additional 20,000 shares of the Company's Common Stock, subject to the terms of an option agreement executed by the Company and Mr. Arneault. This option is subject to the same vesting, termination and pricing provisions described above. The Agreement also entitles Mr. Arneault to a car allowance as well as to participate in our various employee benefit plans. In the event of termination of employment in connection with a change of control, Mr. Arneault would receive a severance payment equal to the greater of the entire compensation for the remainder of the term of the agreement and one year's salary.

In August 2007, we entered into a two-year Employment Agreement with John W. Bittner Jr. (commencing as of January 1, 2007 and ending on January 1, 2009), as Chief Financial Officer of the Company. On May 15, 2008, the Agreement was amended whereby Mr. Bittner and the Company agreed that Mr. Bittner would be employed as the Company's Executive Vice President of Finance and Accounting. Additionally, pursuant to an October 10, 2008, amendment to the Agreement, the term was extended to November 1, 2009. The Agreement calls for an annual base salary of $257,864 per year with an automatic 5% cost of living increase on the first anniversary of the Agreement and is subject to periodic increase by the Company's Compensation Committee in its sole discretion. Mr. Bittner is also entitled to periodic cash bonuses in the Compensation Committee's sole discretion. The Agreement also provided for a grant of an option to purchase 20,000 shares of the Company's Common Stock, as approved by the Company's Compensation Committee and subject to the terms of an option agreement executed by the Company and Mr. Bittner, at the NASDAQ official close price of a share of the

Company's stock on the grant date. Such option vested on January 1, 2009. The Agreement also provided for the grant of an option to purchase an additional 20,000 shares of the Company's Common Stock, subject to the terms of an option agreement executed by the Company and Mr. Bittner. This option is subject to the same vesting, termination and pricing provisions described above. The Agreement also entitles Mr. Bittner to a car allowance as well as to participate in our various employee benefit plans. In the event of termination of employment in connection with a change of control, Mr. Bittner would receive a severance payment equal to the greater of entire compensation for the remainder of the term of the agreement and one year's salary.

We also entered into deferred compensation agreements with Messrs. Edson Arneault and Robert Blatt, which provide for certain benefits upon retirement. As a result of an amendment to the deferred compensation agreement dated May 4, 2005, we no longer have a liability to Mr. Arneault under the aforementioned agreement. Additionally, on March 10, 2009, the Company and Mr. Blatt agreed to rescind Mr. Blatt's deferred compensation agreement.

Potential Payments Upon Termination or Change in Control

On October 15, 2008, we entered into the second amendment of the October 18, 2006 employment agreement with Edson R. Arneault pursuant to which Mr. Arneault's employment agreement expired on October 31, 2008, instead of December 31, 2008, as originally provided. Consequently, Mr. Arneault ceased to be employed as the Company's President and Chief Executive Officer on October 31, 2008. The amendment provides that Mr. Arneault will receive the following consideration in lieu of any and all payments that would otherwise become due and payable to him under his employment agreement (except as otherwise provided in the amendment): (i) the corporate residence and associated real property and furnishings in New Cumberland, West Virginia; (ii) Mr. Arneault's office furnishings at the Company's headquarters, (iii) a bonus payment of $400,000 less applicable taxes and authorized deductions; (iv) certain other compensation and expense reimbursement pursuant to the employment agreement through the date of termination; and (v) deferred amounts of approximately $11.5 million held in a rabbi trust with earnings on such amounts.

Mr. Griffin's employment agreement provides that upon termination of employment for any reason the Company shall (i) pay any unpaid base compensation through the date of termination; (ii) pay any unpaid incentive compensation earned with respect to completed fiscal periods; (iii) pay all deferred payment amounts, if any; and (iv) provide any benefits as expressly provided under the Agreement. The agreement also provides that in the event of termination of employment without cause or Mr. Griffin terminates his employment for good reason the Company shall pay, in addition to the amounts described in (i) through (iii) in the preceding sentence, (i) a severance benefit equal to the base compensation each month for a period of twelve months following termination; (ii) a severance benefit equal to Mr. Griffin's monthly bonus amount each month for a period of twelve months (determined by dividing the highest amount of any incentive compensation paid to Mr. Griffin in respect of either the first or second full calendar year immediately preceding the effective date of termination or, in the event that such termination occurs prior to the payment of any annual bonus, based upon the minimum incentive compensation of 30% of base compensation divided by twelve); (iii) a monthly amount so that Mr. Griffin shall be able to continue to receive the health benefits coverage in effect on the effective date of termination until the earlier of the second anniversary of the termination date or the date Mr. Griffin accepts employment or provides services to, in any capacity, any other business or entity; and (iv) a prorata share of the annual incentive compensation Mr. Griffin would have earned during the calendar year of termination. In addition, all unvested stock options shall vest and all stock options that may be exercised shall be exercisable in accordance with the terms of the applicable non-qualified stock option agreement.

In the event of a change in control, Mr. Griffin's unvested stock options and any other equity-based compensation arrangements shall vest in full upon the date of a change in control. In the event

Mr. Griffin's employment is terminated without cause within six months after a change in control, or if Mr. Griffin terminates his employment with the Company for good reason within six months after a change in control, then in addition to the amounts described in (i) through (iii) in the first sentence of the preceding paragraph, the Company shall pay Mr. Griffin a lump sum payment including (i) an amount equal to two times Mr. Griffin's annual base compensation; and (ii) an amount equal to the highest amount of any incentive compensation paid to Mr. Griffin in respect of either the first or second full calendar year immediately preceding the effective date of termination (or, in the event that such termination occurs prior to the payment of any annual bonus, based upon the minimum incentive compensation of 30% of base compensation). In addition, the Company will pay a monthly amount so that Mr. Griffin shall be able to continue to receive the health benefits coverage in effect on the effective date of termination until the earlier of the second anniversary of the termination date or the date Mr. Griffin accepts employment or provides services to, in any capacity, any other business or entity; and all unvested stock options shall vest and all stock options that may be exercised shall be exercisable in accordance with the terms of the applicable non-qualified stock option agreement.

Mr. Hughes' employment agreement provides that in the event the period of employment is terminated because of death or physical or mental disability, the Company will pay to Mr. Hughes or his estate a lump sum amount equal to the greater of (i) the amount of base salary for the remaining term of the agreement or (ii) the amount of base salary which Mr. Hughes would have been entitled to receive for the one year following his death or disability. If Mr. Hughes' period of employment is terminated for cause, the Company will have no further obligation to pay Mr. Hughes, other than compensation and incentive compensation unpaid at the date of termination. Mr. Hughes' employment agreement also provides that if his period of employment is terminated for a reason other than death or physical or mental disability or for cause, the Company will continue to pay Mr. Hughes, or his estate, the compensation that otherwise would have been due him for the remaining period of employment but not less than one year of base salary. In the event of a change in control, as defined in his employment agreement, the Company shall pay Mr. Hughes' severance in the amount of two years of base salary. Such payment would be made in two equal installments with the first installment paid upon an executed agreement resulting in a change in control and the second installment prior to closing. If Mr. Griffin ceases to serve as CEO of the Company, Mr. Hughes' reporting line of authority is changed such that Mr. Hughes no longer reports directly to the CEO, or Mr. Hughes' level of authority is materially diminished, then Mr. Hughes shall have the right to notify the Company's Board of Directors of such and if such is not cured with ten business days, Mr. Hughes upon 90 days' written notice, shall have the right to resign from his employment with the Company and shall be entitled to severance amounting to one times his base salary.

In the event Patrick Arneault's employment is terminated by the Company other than for cause or disability, he would receive a severance payment equal to the entire compensation for the remainder of the term of the agreement; or in the event he is terminated in connection with a change of control of the Company, as defined in the Agreement, he would receive a severance payment equal to the greater of entire compensation for the remainder of the term of the agreement and one year's salary.

In the event John Bittner's employment is terminated by the Company other than for cause or disability, he would receive a severance payment equal to the entire compensation for the remainder of the term of the agreement; or in the event he is terminated in connection with a change of control of the Company, as defined in the Agreement, John Bittner would receive a severance payment equal to the greater of entire compensation for the remainder of the term of the agreement and one year's salary.

Potential Payments Upon Termination or Change in Control Table

The following table describes and quantifies certain compensation that would become payable under existing agreements, plans and arrangements, with Named Officers, if employment was terminated on December 31, 2008, given compensation levels as of such date and, if applicable, based on the Company's closing stock price on that date.

Name	Compensation Components	Voluntary	Involuntary With Cause	Involuntary Without Cause	Retirement	Death	Disability	Change in Control	Change in Control with Termination
Robert F. Griffin . . .	Salary/Bonus	$45,000	$45,000	$760,000(1)		$492,000	$492,000		$1,307,000(2)
	Other Benefits			29,000					29,000
	Options(5)(6)(7)							(8)	
David R. Hughes . . .	Salary/Bonus	$98,000	$98,000	$768,000(3)		$634,000	$634,000		$ 780,000(4)
	Other Benefits			63,000					
	Options(5)(6)(7)			13,000				(8)	
John W. Bittner, Jr. .	Salary			$226,000(9)		$226,000	$226,000		$ 270,757(10)
	Other Benefits			14,000					
	Options(5)(6)(7)							(8)	
Patrick J. Arneault . .	Salary			$308,000(9)		$308,000	$308,000		$ 369,578(10)
	Other Benefits			18,000					
	Options(5)(6)(7)							(8)	

(1) Amount represents the base salary for one year, 30% minimum annual bonus payable for one year and prorata share of incentive compensation earned in the year of termination.

(2) Amount represents the product of the base salary times a multiple of two, and an amount equal to the highest amount of incentive compensation paid in the first or second year preceding termination, or in the event termination occurs before payment of any annual bonus then an amount equal to the minimum incentive compensation or 30%.

(3) Amount represents entire compensation for remaining term of employment agreement but not less than one year, minimum bonus of 25% of base compensation and unpaid portion of unpaid earned minimum bonus.

(4) Amount represents the product of the base salary times a multiple of two.

(5) Amount would represent in-the-money value of options to purchase common stock based on the closing market price of the Company's common stock on December 31, 2008, of $1.68. However, there were no in-the-money options at December 31, 2008.

(6) If an option award holder's relationship with the Company is terminated (other than as a result of his death or disability), the award holder may exercise the options granted to him, to the extent exercisable on the date of such termination, at any time within three months after termination, but not thereafter and in no event after the date the award would otherwise have expired. However, if such relationship is terminated either (a) for cause (as defined), or (b) without the consent of the Company, such options shall terminate immediately. In addition, in the event the award holder's employment is terminated in connection with a change of control of the Company, then the employee will have the right to exercise the option until the date the award otherwise would have expired. If an option award holder dies (a) while he is an employee of the Company, (b) within three months after termination (unless such termination was for cause or without the consent of the Company), or (c) within one year following the termination by reason of his disability, the options granted to him as an employee, may be exercised, to the extent exercisable on the date of his death, by his legal representative (as defined) at any time within one year after death but not thereafter and in no event after the date the option would otherwise have expired. If the option award holder's relationship with the Company has terminated by reason of his disability, the options granted to him as an employee, may be exercised, to the extent exercisable upon the effective date of such termination, at any time within one year after such date, but not thereafter and in no event after the date the option would otherwise have expired.

(7) Provided voluntary termination is with the consent of the Company.

(8) In the event of (a) liquidation or dissolution of the Company, (b) a merger in which the Company is not the surviving corporation or a consolidation, or (c) any transaction (or series of related transactions) in which (i) more than 50% of the outstanding common stock is transferred or exchanged for other consideration, or (ii) shares of common stock in excess of the number of shares of common stock outstanding immediately preceding the transaction are issued (other than to stockholders of the Company with respect to their shares of stock in the Company), any outstanding options shall terminate upon the earliest of any such event, unless other provision is made therefore in the transaction.

(9) Amount represents the lesser of the base salary for the remaining period of employment or one year.

(10) Amount represents the greater of the entire compensation payable per terms of the employment agreement for the remaining period of employment or one year's base salary.

Compensation Committee Interlocks and Insider Participation

The current members of the Company's Compensation Committee are Messrs. Duffy, Greenwood and Billick, each of whom is an independent director. No executive officer of the Company has served as a director or member of the Compensation Committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a director or member of the Compensation Committee of the Company.

The Compensation Committee is authorized to review all compensation matters involving directors and executive officers and Committee approval is required for any compensation to be paid to executive officers or directors who are employees of the Company.

Notwithstanding anything to the contrary, the report of the Compensation Committee included in this Annual Report shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

ITEM 12. STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth, as of April 28, 2009, the ownership of the presently issued and outstanding shares of our common stock by persons owning more than 5% of such stock, and the ownership of such stock by our officers and directors, individually and as a group. As of April 28, 2009, there were 27,475,260 shares of common stock outstanding. Unless otherwise indicated, the address for each of the stockholders listed below is c/o MTR Gaming Group, Inc., State Route 2 South, P.O. Box 356, Chester, WV 26034.

Name	Number of Shares	Percentage of Class
Jeffrey P. Jacobs(1)	2,302,534	8.38%
Robert A. Blatt(2)	740,600	2.68%
James V. Stanton(3)	60,000	*
Donald J. Duffy(4)	0	*
LC Greenwood(5)	0	*
Richard Delatore(6)	0	*
Raymond K. Lee(7)	20,000	*
Steven M. Billick(8)	0	*
Stanley R. Gorom III(9)	0	*
Robert F. Griffin(10)	0	*
David R. Hughes(11)	70,000	*
John W. Bittner, Jr.(12)	115,000	*
Patrick J. Arneault(13)	100,213	*
Rose Mary Williams(14)	140,000	*
Kenneth P. Zern(15)	20,000	*
Richard Knight(16)	14,000	*
Jack B. Sours(17)	5,145	*
Total officers and directors as a group (16 persons)	3,587,492	13.03%
The Richard E. Jacobs Revocable Trust, Jacobs Entertainment, Inc., Gameco Holdings, Inc. and Jeffrey P. Jacobs(18)	5,066,233	18.44%
Arbiter Partners and Isaac Brothers, LLC(19)	1,932,126	7.03%
Edson R. Arneault(20)	1,675,808	6.03%
Brigade Capital Management, LLC, Brigade Leveraged Capital Structures Fund, Ltd. and Donald E. Morgan, III(21)	1,498,653	5.46%
Andover Capital Advisors LP and David Glancy(22)	1,380,050	5.02%

* Indicates less than one percent.

(1) Includes 274,980 shares owned by Mr. Jacobs and also includes 813,618 shares owned by Jacobs Entertainment, Inc. and 1,213,936 shares owned by Gameco Holdings, Inc. of which Mr. Jacobs is a Director and the CEO.

(2) Includes 733,600 shares held by Mr. Blatt, 3,000 shares held by Mr. Blatt's wife, 1,000 shares held in the name of Mr. Blatt's minor son, 3,000 shares held in the name of Mr. Blatt's daughter, and options to acquire beneficial ownership of 150,000 shares exercisable within 60 days held by Mr. Blatt. Mr. Blatt has disclaimed beneficial ownership of the shares held by his wife and children. Mr. Blatt's mailing address is c/o The CRC Group, Larchmont Plaza, 1890 Palmer Avenue, Suite 303, Larchmont, NY 10538.

(3) Includes 60,000 shares held by Mr. Stanton. Mr. Stanton's mailing address is c/o the Company at State Route 2 South, P.O. Box 356, Chester, WV 26034.

(4) Mr. Duffy's business mailing address is c/o Integrated Corporate Relations, 450 Post Road East, Westport, CT 06880.

(5) Mr. Greenwood's business mailing address is c/o Greenwood McDonald Supply Company, Inc., 313 West Main Street, Carnegie, PA 15106.

(6) Mr. Delatore's mailing address is c/o the Company at State Route 2 South, P.O. Box 356, Chester, West Virginia 26034.

(7) Mr. Lee's mailing address is c/o the Company at State Route 2 South, P.O. Box 356, Chester, WV 26034.

(8) Mr. Billick's mailing address is c/o the Company at State Route 2 South, P.O. Box 356, Chester, WV 26034.

(9) Mr. Gorom's mailing address is c/o the Company at State Route 2 South, P.O. Box 356, Chester, WV 26034.

(10) Includes no shares and includes options to acquire beneficial ownership of 50,000 shares within 60 days and excludes options to purchase beneficial ownership of 100,000 shares upon dates in excess of 60 days from the date of this report (except that such options shall be exercisable immediately if Mr. Griffin is terminated without cause or if he terminates his employment for good reason, as such terms are defined in his Employment Agreement with the Company and shall be exercisable immediately upon a change in control of the Company, as defined in Mr. Griffin's Employment Agreement).

(11) Includes options to acquire beneficial ownership of 70,000 shares exercisable within 60 days.

(12) Includes no shares and includes options to acquire beneficial ownership of 115,000 shares within 60 days.

(13) Includes 213 shares held by Mr. Arneault's minor children and options to acquire ownership of 100,000 shares within 60 days.

(14) Includes no shares and includes options to acquire beneficial ownership of 140,000 shares within 60 days.

(15) Includes options to purchase beneficial ownership of 20,000 shares within 60 days.

(16) Excludes options to purchase beneficial ownership of 40,000 shares upon a date in excess of 60 days from the date of this report (except that such option shall be exercisable immediately upon a change of control of the Company as defined in Mr. Knight's Employment Agreement).

(17) Includes 5,145 shares held by Mr. Sours.

(18) Jacobs Entertainment, Inc. and Gameco Holdings, Inc. are located at 17301 West Colfax Avenue, Suite 250, Golden, Colorado 80401. The address of the Richard E. Jacobs Revocable Trust (and Richard E. Jacobs, the trustee of the trust) is 25425 Center Ridge Road, Cleveland, Ohio 41445, and the address of Jeffrey P. Jacobs is Golden Bear Plaza East Tower, Suite 600, 1170 U.S. Highway One, North Palm Beach, Florida 33408. Information based solely on filings made by Jacobs Entertainment, Inc. Gameco Holdings, Inc., the Richard E. Jacobs Revocable Trust and Jeffrey P. Jacobs with the SEC.

(19) Arbiter Partners, L.P. is located at 149 Fifth Avenue, 15th Floor, New York, New York 10010. The address of Isaac Brothers, LLC is 75 Prospect Avenue, Larchmont, New York, 10538. Information based solely on filings made by Arbiter Partners, LP and Isaac Brothers, LLC with the SEC.

(20) Includes 1,157,266 shares and options to acquire beneficial ownership of 300,000 shares within 60 days held by Mr. Arneault. Also includes 199,333 shares held by a corporation of which Mr. Arneault is the sole shareholder and 19,209 shares held by a partnership of which Mr. Arneault is a general partner. Mr. Arneault is located at 423 South Atlantic Avenue, Dune Point—Unit 301, New Smyrna Beach, Florida 32169.

(21) Brigade Capital Management, LLC and Donald E. Morgan III are located at 717 Fifth Avenue, Suite 1301, New York, NY 10022, and Brigade Leveraged Capital Structures Fund, Ltd. is located c/o Ogier Fiduciary Services (Cayman) Limited, P.O. Box 1234, Queensgate House, South Church Street, George Town, Grand Cayman KY1-1008, Cayman Islands. Information based solely on filings made by Brigade Capital Management, LLC, Brigade Leveraged Capital Structures Fund, Ltd., and Donald E. Morgan, III with the SEC.

(22) Andover Capital Advisors LP and David Glancy are located at 300 Brickstone Square, Suite 210, Andover, Massachusetts 01810. Information based solely on filings made by Andover Capital Advisors, LP and David Glancy with the SEC.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2008, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	899,000	7.93	231,000
Equity compensation plans not approved by security holders	584,800	7.48	60,000
Total	1,483,800		291,000

The Company's equity compensation plans that were not approved by security holders (as no such approval was required) consist of (i) grants of NQSOs as inducement for initial employment by the Company or its subsidiaries; (ii) grants of NQSOs to non-executive employees; and (iii) NQSOs granted under our 2001 Employee Stock Incentive Plan or available for grant under our 2002 Employee Stock Incentive Plan, both of which are "broad-based plans" as defined by the NASDAQ Market Place Rules (i.e., ones in which not more than half of the options/shares may be awarded to officers and directors). In the case of all such plans, the exercise price of options must be not less than fair market value of the common stock on the date of grant. Options granted under the plans may be for terms of up to ten years. The 2001 and 2002 Employee Stock Incentive Plans are to be administered by the board or a committee of the board consisting of not fewer than two non-employee directors. Repricing under the 2001 plan is limited to 10% of the number of options then outstanding thereunder; repricing under the 2002 plan is prohibited.

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

On October 15, 2008, the Company and Mr. Edson Arneault entered into a Consulting Agreement that became effective upon October 31, 2008 and continues for a period of 30 months during which Mr. Arneault is assisting with the transition to Mr. Robert Griffin, who became the Company's President and CEO on November 1, 2008, and is available to provide other services as set forth in the Consulting Agreement. Edson Arneault resigned from his positions as the Chairman of the Board of Directors, President and CEO of the Company on October 31, 2008. The Consulting Agreement provides that the Company will pay Mr. Arneault a consulting fee of $512,000 per year and also provides for the payment of certain expenses incurred by Mr. Arneault. Mr. Arneault will provide up to 400 hours of his time per year to the Company. Likewise during the 30- month period, Mr. Arneault will not, directly or indirectly, own, operate, join, control, participate in or be connected as an officer, director, employee, partner, stockholder, consultant or otherwise, with any gaming business within 150 miles of any facility currently owned or leased by the Company.

Mr. Patrick J. Arneault serves as Vice President of Development of Mountaineer. During the year ended December 31, 2008, Mr. Arneault's total compensation was $403,439. Patrick J. Arneault is the brother of Edson R. Arneault, our prior President, Chief Executive Officer and Chairman (currently a consultant to the Company). Patrick Arneault has worked for Mountaineer since February 2000.

Approval of Related Party Transactions. The Company's Code of Ethics and Business Conduct requires that any proposed transaction between the Company and a related party, or in which a related party would have a direct or indirect material interest, be promptly disclosed to the Compliance Committee of the Company. The Compliance Committee is required to disclose such proposed transactions promptly to the Company's Audit Committee.

The Company's Amended and Restated Audit Committee Charter requires the Audit Committee of the Company to review and approve all related party transactions of the Company. Any director having an interest in the transaction is not permitted to vote on such transaction. The Audit Committee will determine whether or not to approve any such transaction on a case-by-case basis and in accordance with the provisions of the Amended and Restated Audit Committee Charter and Code. Under the Code, a "related party" is any of the following:

- an executive officer of the Company;
- a director (or director nominee) of the Company;
- an immediate family member of any executive officer or director (or director nominee);
- a beneficial owner of five percent or more of any class of the Company's voting securities;
- an entity in which one of the above described persons has a substantial ownership interest or control of such entity; or
- any other person or entity that would be deemed to be a related person under Item 404 of SEC Regulation S-K or applicable NASDAQ rules and regulations.

For a director to be considered independent, the director must meet the bright-line independence standards under the listing standards of NASDAQ and the Board must affirmatively determine that the director has no material relationship with us, directly, or as a partner, stockholder or officer of an organization that has a relationship with us. The Board determines director independence based on an analysis of the independence requirements of the NASDAQ listing standards. In addition, the Board will consider all relevant facts and circumstances in making an independence determination. The Board also considers all commercial, industrial, banking, consulting, legal, accounting, charitable, familial or other business relationships any director may have with us. The Board has determined that the following six directors satisfy the independence requirements of NASDAQ: James V. Stanton, Donald J. Duffy, LC Greenwood, Richard Delatore, Raymond K. Lee and Steven M. Billick.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The following table summarizes principal accounting fees and services billed for the fiscal years ended December 31, 2008 and 2007 by Ernst & Young, LLP, the Company's principal accountant.

	2008	2007
Audit Fees:		
Annual Audit of the Financial Statements (including expenses)	$1,168,531	$1,189,777
Other Audit-Specific Matters	72,055	132,374
Total Audit Fees	$1,240,586	$1,322,151
Tax Services:		
Tax Compliance	$ 64,765	$ 68,411
Other Tax Services	147,793	42,187
Total Tax Fees	$ 212,558	$ 110,598
All Other Services	$ —	$ —

The Audit Committee's charter provides for the pre-approval of audit and non-audit services performed by the Company's independent auditor. Under the charter, the Audit Committee may pre-approve specific services, including fee levels, by the independent auditor in a designated category (audit, audit-relation, tax services and all other services). The Audit Committee may delegate, in writing, this authority to one or more of its members, provided that the member or members to whom such authority is delegated must report their decisions to the Audit Committee at its next scheduled meeting. All audit and other services provided by Ernst & Young LLP are pre-approved by the Audit Committee.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL SCHEDULES.

(c) Exhibits:

EXHIBIT NO.	ITEM TITLE
31.1	Certification of Robert F. Griffin pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of David R. Hughes pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has caused this Amendment No. 1 on Form 10-K/A to the annual report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR GAMING GROUP, INC.

By: /s/ ROBERT F. GRIFFIN
Robert F. Griffin
President and Chief Executive Officer

Date: April 30, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment No. 1 on Form 10-K/A to the annual report on Form 10-K has been signed below by the following persons on behalf of the Company and in the capacities and on the date indicated.

Signature	Capacity	
/s/ ROBERT F. GRIFFIN Robert F. Griffin	President and Chief Executive Officer	April 30, 2009
/s/ JEFFREY P. JACOBS Jeffrey P. Jacobs	Chairman	April 30, 2009
/s/ ROBERT A. BLATT Robert A. Blatt	Director	April 30, 2009
/s/ JAMES V. STANTON James V. Stanton	Director	April 30, 2009
/s/ DONALD J. DUFFY Donald J. Duffy	Director	April 30, 2009
/s/ LC GREENWOOD LC Greenwood	Director	April 30, 2009
/s/ RICHARD DELATORE Richard Delatore	Director	April 30, 2009

Signature	Capacity	
/s/ RAYMOND K. LEE Raymond K. Lee	Director	April 30, 2009
/s/ STEVEN M. BILLICK Steven M. Billick	Director	April 30, 2009
/s/ STANLEY R. GOROM III Stanley R. Gorom III	Director	April 30, 2009
/s/ DAVID R. HUGHES David R. Hughes	Corporate Executive Vice President and Chief Financial Officer	April 30, 2009
/s/ JOHN W. BITTNER, JR. John W. Bittner, Jr.	Executive Vice President of Finance and Accounting	April 30, 2009
/s/ KENNETH P. ZERN Kenneth P. Zern	Chief Accounting Officer	April 30, 2009

(This page intentionally left blank.)

MTR
GAMING GROUP, INC.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Jeffrey P. Jacobs, Chairman

Steven M. Billick

Robert A. Blatt

Richard Delatore

Donald J. Duffy*

Stanley R. Gorom III

LC Greenwood*

Raymond K. Lee

James V. Stanton

OFFICERS

Robert F. Griffin
President and Chief Executive Officer

David R. Hughes
Corporate Executive Vice President
and Chief Financial Officer

Robert Norton
Chief Operating Officer

Robert A. Blatt
Vice Chairman
and Assistant Secretary

Rose Mary Williams
Secretary

*Board members Donald J. Duffy and LC Greenwood do not intend to continue their Board service after the Company's July 28, 2009 annual meeting of shareholders.

INVESTOR RELATIONS

David R. Hughes
Corporate Executive Vice President
and Chief Financial Officer
MTR Gaming Group, Inc.
State Route 2
Chester, West Virginia 26034

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Pittsburgh, Pennsylvania

STOCK REGISTRAR AND TRANSFER AGENT

Continental Stock Transfer
& Trust Company
17 Battery Place South
8th Floor
New York, New York 10004

EXHIBITS AND OTHER INFORMATION

A copy of any exhibits filed with the Company's Annual Report on Form 10-K, and Form 10-K/A, or incorporated by reference herein will be furnished without charge to shareholders upon written request to

MTR Gaming Group, Inc.
State Route 2
Chester, West Virginia 26034

Additionally, copies of the Company's Annual Report on Form 10-K, other SEC filings, press releases and other documents and information are available on the MTR Gaming website at www.mtrgaming.com—"investor relations"

MTR
GAMING GROUP, INC.

State Route 2
Chester, West Virginia 26034
304-387-8300
www.mtrgaming.com